TRACTOR® SUPPLY CO

85TH

1938 2023

ANNIVERSARY

Notice of the 2024
Annual Meeting and
2024 Proxy Statement



Notice of the
2024 Annual Meeting and
2024 Proxy Statement

Thursday, May 9, 2024, at 8:00 a.m. CT



MISSION

★

To work hard, have fun and make money by providing legendary service and great products at everyday low prices.

★

OUR CUSTOMER
We are committed to being an integral part of our customers' lives by being the most dependable Supplier of Out Here Lifestyle solutions.

OUR TEAM
We value a safe, respectful and inclusive work environment. We are focused on investing in the Team Member experience and building a diverse and high-performing Team with the critical skills and capabilities to support our growth.

OUR COMMUNITY
We support the communities in which we serve the Out Here Lifestyle through partnerships and sustainable practices.

OUR STAKEHOLDERS
We are a growth company that delivers a strong total return for our shareholders, as well as for our vendors and partners.

VALUES

★

ETHICS
Do the "right thing" and always encourage others to do the right, honest and ethical things.

RESPECT
Treat others with the same consideration we expect for ourselves. Be a champion for diversity and inclusion.

BALANCE
Manage your time for both business and personal success.

WINNING ATTITUDE
Have a "can-do" attitude.
Be positive, upbeat and focused. We are winners!

COMMUNICATION
Share information, ask questions, listen effectively, speak thoughtfully and let ideas live.

DEVELOPMENT
Learn from each other. Teach, coach and listen. Create an environment where everyone can be a "star."

TEAMWORK
Value different viewpoints. Execute the agreed-upon plans. Together, everyone achieves more!

CHANGE
Accept it. Embrace it. Initiate it.
Do everything better, faster and cheaper.

INITIATIVE
Seek opportunities. Use good judgement. Take intelligent risks. Drive speed to market. Champion ideas.

ACCOUNTABILITY
Know your responsibilities.
Live up to your commitments.





5401 Virginia Way
Brentwood, Tennessee 37027
TractorSupply.com

To Our Stockholders:

On behalf of the Board of Directors, it is my pleasure to invite you to attend the 2024 Annual Meeting (the "Annual Meeting") of Stockholders of Tractor Supply Company (the "Company" or "Tractor Supply"). The meeting will be held in a virtual format on Thursday, May 9, 2024, beginning at 8:00 a.m. (Central Time). The meeting will be conducted via a live webcast at *www.meetnow.global/MJYH4ZG*, where you will be able to vote electronically and submit questions during the meeting.

In 2023, Tractor Supply celebrated our milestone 85th anniversary. Over 85 years, Tractor Supply has been a growth company with a clear purpose – to help our customers live Life Out Here. Since 1938, we have operated in all types of economic conditions, embraced innovation and adapted to changing times. We have elevated the farm and ranch channel, bringing the sophistication of other retail categories to improve the shopping journey and ensure we have scalable platforms. Tractor Supply's needs-based, demand-driven business model has stood the test of time. We achieved strong results in 2023. The year was marked by significant macroeconomic challenges, partially mitigated by our market share growth. These challenges encompassed rising interest rates, inflation, adverse weather conditions and changing consumer spending patterns. We believe that these macro headwinds are temporary and will subside over time.

We participate in a large, attractive market with significant market share potential. We continue to invest in our business and remain committed to our journey of transforming Tractor Supply. Since 2020, we have invested nearly $1.9 billion dollars in new and remodeled stores, new distribution centers, upgrading our technology infrastructure and other strategic initiatives as part of our Life Out Here strategy. We have also significantly improved our operating capabilities including relaunching our Neighbor's Club program, creating our Field Activity Support Team, expanding our mobile footprint and delivering on the increased volume of our Consumable, Usable and Edible products. Approximately 40 percent of our stores are in the Project Fusion layout, allowing us to drive improved space productivity. We have more than 450 garden centers allowing us to enter new categories that resonate with our customers' hobbies for gardening and their needs for outdoor products.

As a purpose-driven company, Tractor Supply Company is committed to effective and transparent corporate governance. We appreciate your support as we continue to implement initiatives that are positively impacting the performance and long-term value of the business for the benefit of all stakeholders.

Accompanying this letter is the formal Notice of the Annual Meeting and proxy statement, which describe the specific business to be considered and voted upon at the Annual Meeting. The meeting will include a report on the Company's activities for the fiscal year ended December 30, 2023, and there will be an opportunity for comments and questions from stockholders. Whether or not you plan to attend the virtual meeting, it is important that you be represented and that your shares are voted. After reviewing the proxy statement, I ask you to vote as described in the proxy statement as soon as possible.

Thank you for your continued support. I look forward to your participation at the Annual Meeting.

Sincerely,

Harry A. Lawton III
President, Chief Executive Officer and Director
March 26, 2024



TRACTOR SUPPLY Co

NOTICE OF 2024 ANNUAL MEETING OF STOCKHOLDERS

May 9, 2024

8:00 a.m. CT

The 2024 Annual Meeting of Stockholders (the "Annual Meeting") of Tractor Supply Company (the "Company"), will be held via live audio webcast at *www.meetnow.global/MJYH4ZG*.

When
Thursday, May 9, 2024
8:00 am CT

Where
Online live audio webcast at
http://www.meetnow.global/MJYH4ZG





The purpose of the annual meeting is to consider and take action on the following:

1. To elect the nine director nominees named in this proxy statement to serve a one-year term ending at the 2025 Annual Meeting of Stockholders;
2. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 28, 2024;
3. To approve, on a non-binding, advisory basis, the compensation of the named executive officers of the Company (Say on Pay); and
4. To transact any other business as may be properly introduced.

These matters are more fully described in the proxy statement accompanying this notice. Only stockholders listed on the Company's records at the close of business on the record date, which is March 15, 2024, are entitled to vote on the matters presented at the Annual Meeting (or any adjournment or postponement thereof).

The Securities and Exchange Commission ("SEC") rules allow us to furnish proxy materials to our stockholders on the Internet. We are pleased to take advantage of these rules and believe that they enable us to provide our stockholders with the information that they need, while lowering the cost of delivery and reducing the environmental impact of our Annual Meeting. This proxy statement and our fiscal 2023 Annual Report to Stockholders are available on our website at *https://www.TractorSupply.com*. Additionally, and in accordance with SEC rules, you may access our proxy materials at *https://ir.tractorsupply.com*.

As stockholders of the Company, your vote is important. Whether or not you plan to attend the Annual Meeting, which is being held in a virtual format via a live webcast at *www.meetnow.global/MJYH4ZG*, it is important that you vote as soon as possible to ensure that your shares are represented.









Vote Online
www.envisionreports.com/TSCO

Vote by Phone
In the U.S. or Canada dial 1-800-652-VOTE (8683)

Vote by Mail
Cast your ballot, sign your proxy card and send in our prepaid envelope

Vote by QR Code
Scan the QR code on your proxy card to vote with your mobile device

By Order of the Board of Directors,

Noni L. Ellison

Noni L. Ellison
Senior Vice President, General Counsel and Corporate Secretary
Brentwood, Tennessee
March 26, 2024

YOUR VOTE IS IMPORTANT. PLEASE VOTE BY TOLL-FREE TELEPHONE CALL, VIA THE INTERNET OR BY COMPLETING, SIGNING, DATING AND RETURNING A PROXY CARD.



Table of Contents

[THIS PAGE INTENTIONALLY LEFT BLANK]

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement in connection with the 2024 Annual Meeting of Stockholders of Tractor Supply Company (the "Annual Meeting"). This summary does not contain all of the information you should consider, and you should read this entire proxy statement and our Annual Report on Form 10-K before voting. References to the "Company," "Tractor Supply," "we," "our," or "us" refer to Tractor Supply Company. We mailed a Notice of Internet Availability of Proxy Materials (the "Notice") to each stockholder entitled to vote at the Annual Meeting on or about March 26, 2024. The Notice contains instructions on how to access the proxy materials on the Internet, how to vote online or by telephone and, if desired, how to receive a printed set of the proxy materials.

2024 Annual Meeting Details

Date and Time: Thursday, May 9, 2024 8:00 a.m. Central Time

Location: Virtually online, via a live webcast at *www.meetnow.global/MJYH4ZG*

Record Date: March 15, 2024

Voting Matters and Board Recommendations

The Board of Directors recommends that you vote as follows on each proposal:

	Proposals	Recommendation	Page
1: Elect Directors	To elect the nine director nominees named in this proxy statement	FOR each director nominee	15
2: Ratify Auditors	To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 28, 2024	FOR	42
3: "Say on Pay"	To approve, on a non-binding, advisory basis, the compensation of the named executive officers of the Company	FOR	45

Business Highlights

Tractor Supply believes we can grow our business by being an integral part of our customers' lives as the dependable supplier of "*Out Here*" lifestyle solutions, creating customer loyalty through personalized experiences, our Neighbor's Club loyalty program and providing convenience that our customers expect at anytime, anywhere and in any way they choose.

In 2023, we maintained our momentum across the business and delivered strong returns to our stockholders. We achieved record sales of $14.6 billion – marking more than 30 consecutive years of revenue growth – and generated over $1 billion in earnings for the second consecutive year. This success is fueled by our team's consistent focus on executing the Life Out Here strategy which both broadens market reach and deepens customer engagement through initiatives like Fusion & Garden Center transformation, growth in our Neighbor's Club Loyalty program, investments in our OneTractor omnichannel capabilities and the acquisition of Orscheln Farm & Home.


30+
YEARS
of consecutive growth... and counting
$14.6B in Revenue
Comparable Store Sales
Flat with Prior Year


$10.09
DILUTED
EPS
GROWTH
+3.9%


$1.1B
EARNINGS
$1.3B
Cashflow from operations
10.1%
Operating Profit


NEIGHBOR'S CLUB
REWARDS
77%
OF TSCO TOTAL SALES FROM CLUB MEMBERS
DOUBLE-DIGIT
CLUB MEMBER
GROWTH


PROJECT
FUSION
NEARLY 40%
OF THE CHAIN IS IN
FUSION FORMAT


+2.1M
NEW
MOBILE
APP
DOWNLOADS


CONVERSION
ORSCHELN
FARM & HOME
COMPLETED


GARDEN
CENTER
GARDEN
CENTERS
Over 450 Now Open

To foster continued success, we invested in our more than 50,000 team members, across our Tractor Supply Company and Petsense by Tractor Supply brands, who fulfill our promise to be the most dependable supplier of Out Here Lifestyle solutions – earning recognition for the 4th year in a row as a Great Place to Work and one of the Best Places to Work in Technology. Likewise, we gave back to the communities we call home – across our stores, distribution centers and Store Support Center – donating nearly $16 million to community organizations through direct and facilitated giving, product donations and contributions through the Tractor Supply Foundation.


>50,000
Team Members


TRACTOR SUPPLY CO
FOUNDATION
NEARLY
$16M
IN CHARITABLE GIVING


Great Place To Work.
Certified
OCT 2023-OCT 2024
USA
4TH
CONSECUTIVE
YEAR

In 2023, we strengthened our foundation with key investments for long-term growth. We look forward to continuing to provide our customers with the same legendary service and great products at everyday low prices they expect from Tractor Supply Company.







Sustainability

Tractor Supply believes that a healthy environment, properly managed resources and vibrant communities are keys to a secure and prosperous future. Our commitment to stewardship is evidenced by the following highlights:



Committed to set a company-wide, near-term carbon reduction target in line with the latest climate science with the Science Based Target initiative (SBTi).



In partnership with Ducks Unlimited and Trout Unlimited, we made progress against our water goal to conserve 25 million gallons by 2025. Over the past 2 years, we have planted approximately 68,000 trees, restored over 470 acres of riverbank landscape and conserved more than 10 million gallons of water through these partnerships.



For the 5th year in a row, named 2023 SmartWay High Performer by the U.S. Environmental Protection Agency (EPA)—recognizing our commitment to reducing greenhouse gas emissions within our supply chain.



Earned a 95% score on the Human Rights Campaign Corporate Equality Index.



4th consecutive year Great Place to Work Certified.



Released 4th consecutive Task Force on Climate-Related Financial Disclosures (TCFD) Report, furthering our commitment to environmental, social and governance (ESG) progress and transparency.



Disclosed greenhouse gas emissions and climate-related risk to CDP for the 4th consecutive year, the last three of which were disclosed publicly.



Constructed three major facilities that were awarded LEED® Silver Certification and built distribution centers in Navarre, Ohio and Maumelle, Arkansas to LEED® Gold-level standards.

Compensation

Our executive compensation program is designed to support our business strategy and attract, retain and motivate the performance and continuity of the leadership team, with the ultimate goal of generating strong operating results and delivering solid, sustainable returns to our stockholders. The Compensation and Human Capital Committee seeks to foster these objectives through a compensation program that focuses heavily on variable, performance-based incentives designed to create a balanced focus on our short-term and long-term strategic and financial goals. As shown in the chart, in 2023, approximately 89% of the target compensation of our Chief Executive Officer was variable and is realized only if the applicable financial performance goals are met and/or our stock price increases.



Key Features of Our Executive Compensation Program

We currently maintain the following executive compensation practices that we believe enhance our *pay-for-performance* philosophy and further align our executives' interests with those of our stockholders:

We DO Have This Practice	We DO NOT Have This Practice
✓ Incentive award metrics that are objective and tied to Company performance	✗ Repricing of options without stockholder approval
✓ PSUs with vesting subject to the achievement of key performance metrics and a relative TSR modifier	✗ Hedging transactions or short sales by executive officers or directors
✓ Robust stock ownership guidelines and minimum holding requirements	✗ Tax gross-ups for Named Executive Officers
✓ Compensation recoupment "claw-back" policy	✗ Excessive perquisites
✓ Limited perquisites	✗ Excise tax gross-ups upon change in control
✓ Robust anti-hedging and anti-pledging policy	✗ Payout of dividends or dividend equivalents on unearned or unvested equity
✓ Minimum vesting requirements in equity plan for equity awards to promote retention and long-term stockholder alignment	✗ Pension or defined benefit supplemental executive retirement plan (SERP)
✓ A significant portion of executive compensation is tied to stockholder return in the form of at-risk compensation	✗ High percentage of fixed compensation
✓ Annual "say-on-pay" advisory votes	✗ Single trigger change in control provision for severance and acceleration of equity awards
✓ Annual executive compensation risk assessment by third party	✗ Liberal change in control definition in equity award or change in control agreements
✓ Market comparison of executive compensation against a relevant peer group	

2023 Annual Incentive Plan Results

Performance Metrics	Threshold	Target	Maximum	Weighting	Actual Achievement/ Payout
Net Income	$1,044	100% $1,160	$1,276	75%	$1,107 49.4%
Strategic Initiatives				25%	32.5%
				Final Achievement	**81.9%**

2021 — 2023 LTI Plan Results

Performance Metrics	Threshold	Target	Maximum	Weighting	Actual Achievement/ Payout
Net Sales	$11,630	100% $12,425	$13,222	50%	$14,556 200%
Earnings per Share (EPS)	$7.52	100% $8.04	$8.55	50%	$10.09 200%
				Total	**200%**
Increased Percentage Earned for rTSR Performance Modifier Results (+25%)					50%
				Final Achievement	**250%**

Governance



Our Corporate Governance Practices

- Annual election of directors

- Majority voting standard for uncontested director elections with resignation policy

- Independent Chairman of the Board
  - 8 of 9 director nominees are independent

- Proactive engagement with stockholders

- Strong sustainability and stewardship focus

- Focus on Board composition to include a diverse mix of direct industry experience and skills relevant to the Company's strategy
  - Commitment to including women and persons who identify as members of minority groups in the pool of candidates from which we select director nominees (the "Rooney Rule")
  - 6 of 9 director nominees are women and/or persons who identify as members of minority groups
  - Robust Board oversight of risk and strategy, including risks related to corporate social responsibility (environmental stewardship and social issues)
  - Robust annual performance review process for the Board and committees, as well as individual directors

- Director retirement policy at age 75 to promote Board refreshment

- Stockholders may call special meetings

- Proxy access right for stockholders

- Comprehensive disclosure of corporate governance and Board practices

Board Nominees

Our director nominees bring a mix of valuable skills and experience to our Board:


CEO/President
Experience


Other C-Level
Leadership Experience


Current
Outside Public
Company
Directorship


Prior
Outside Public
Company
Directorship


Retail
Experience


Technology/
E-Commerce


Cybersecurity


Risk
Management


Strategic
Planning/Strategy


Business
Development/
Mergers and
Acquisition


Manufacturing
and Operations


Supply Chain


Marketing/
Brand Management


Human Capital
and Executive
Compensation


Corporate
Responsibility,
Environment,
and Sustainability


Accounting/
Finance


Regulatory/
Legal


Public Policy/
Government
Relations


Corporate
Governance

Our director nominees and their committee appointments are identified below. For more information on their individual skills and characteristics, please refer to "Item 1 – Election of Directors, Director Experience, Skills and Background."

Board Committees


Joy Brown
Director

Age: 45
Joined the Board: 2021

 


Meg Ham
Director

Age: 57
Joined the Board: 2023


Ricardo Cardenas
Director

Age: 56
Joined the Board: 2019

 


André Hawaux
Director

Age: 63
Joined the Board: 2022

 


Denise L. Jackson
Director

Age: 59
Joined the Board: 2018

 


Ramkumar Krishnan
Director

Age: 53
Joined the Board: 2016




Edna K. Morris
Chairman of the Board

Age: 72
Joined the Board: 2004




Mark J. Weikel
Director

Age: 68
Joined the Board: 2014

 


Harry A. Lawton III
President and Chief Executive Officer, and Director

Age: 49
Joined the Board: 2020

 Audit Committee

 Corporate Governance and Nominating

 Compensation and Human Capital Committee

 Committee Chair

Annual Meeting of Stockholders
To be Held May 9, 2024

Our Board of Directors (the "Board of Directors" or "Board") has made these proxy materials available to you on the Internet, or, upon your request, has delivered printed versions of these materials to you by mail. We are furnishing this proxy statement in connection with the solicitation by our Board of proxies to be voted at our 2024 Annual Meeting of Stockholders (the "Annual Meeting"), or at any adjournment or postponement thereof. The Annual Meeting will be conducted in a virtual format via a live webcast at _www.meetnow.global/MJYH4ZG_, on Thursday, May 9, 2024 at 8:00 a.m., Central Time.

General Information About the Annual Meeting and Voting

Who may vote at the Annual Meeting?
The Board has set March 15, 2024 as the record date for the Annual Meeting. If you were the owner of the Company's common stock, par value $0.008 per share ("Common Stock"), at the close of business on March 15, 2024, you may vote at the Annual Meeting. You are entitled to one vote for each share of Common Stock you held on the record date.

A list of stockholders entitled to vote at the Annual Meeting will be open to examination by any stockholder for any purpose germane to the Annual Meeting during normal business hours for a period of ten days before the Annual Meeting at our Store Support Center located at 5401 Virginia Way, Brentwood, TN, 37027.

How many shares must be present to hold the Annual Meeting?
A majority of our shares of Common Stock issued and outstanding as of the record date must be present at the Annual Meeting in order to hold the meeting and conduct business. This is called a quorum. On the record date, there were 107,932,231 shares of our Common Stock issued and outstanding. Your shares are counted as present at the Annual Meeting if you are virtually present and vote electronically at the Annual Meeting or properly submit your proxy prior to the Annual Meeting.

How can I attend the Annual Meeting?
The Meeting will be a completely virtual meeting of stockholders, which will be conducted exclusively by webcast. You are entitled to participate in the Annual Meeting only if you were a stockholder of the Company as of the close of business on March 15, 2024, or if you hold a valid proxy for the Annual Meeting. You will be able to attend the Annual Meeting online as well as vote and submit your questions during the Annual Meeting by visiting _www.meetnow.global/MJYH4ZG_ and entering the 15-digit control number included in the Notice, on your proxy card, or in the instructions that accompanied your proxy materials. No physical meeting will be held.

The Annual Meeting will begin promptly at 8:00 a.m., Central Time. We encourage you to access the Annual Meeting approximately 15 minutes prior to the start time to complete the check-in process and resolve any technical issues. Please follow the registration instructions as outlined in this proxy statement.

If you are a registered stockholder (_i.e._, you hold your shares through our transfer agent, Computershare Trust Company, N.A. ("Computershare")), you do not need to register in advance to attend the Annual Meeting virtually. If you hold your shares through an intermediary, such as a bank or broker (referred to generally in this proxy statement as a "broker"), you must register in advance. To register to attend the Annual Meeting online by webcast you must submit proof of your legal proxy reflecting your holdings of Company Common Stock along with your name and email address to Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 4:00 p.m., Central Time, on May 6, 2024. You will receive a confirmation of your registration by email after we receive your registration materials.

Requests for registration should be directed to the following:

By email
Forward the email from your broker, or attach an image of your legal proxy, to _legalproxy@computershare.com_

By mail
Computershare
Tractor Supply Company Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

What if I have trouble accessing the virtual Meeting?

If you have difficulty accessing the Annual Meeting, or if any technical difficulties arise during the Annual Meeting, please call 1-888-724-2416 (toll-free) or 1-781-575-2748 (international) or the technical support number that will be posted on the log in page for our Meeting. On May 9, 2024, there will be technicians available to assist you with any difficulties beginning at 7:30 a.m., Central Time.

The virtual meeting platform is fully supported across browsers (*e.g.*, MS Edge, Firefox, Chrome and Safari) and devices (including computers, tablets and cellphones) running the most updated version of applicable software and plugins. Please note that Internet Explorer is not currently supported.

Why didn't I receive paper copies of proxy materials?

In an effort to promote sustainability, we are furnishing proxy materials to our stockholders online rather than mailing printed copies of those materials to each stockholder, which is permitted by the rules of the Securities and Exchange Commission ("SEC"). If you received a Notice by mail, you will not receive a printed copy of the proxy materials unless you request one. Instead, the Notice will instruct you as to how you may access and review the proxy materials online. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, please follow the instructions included in the Notice.

What am I voting on?

You will be voting on the following:

- The election of nine directors to serve a one-year term ending at the 2025 Annual Meeting of Stockholders;

- The ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 28, 2024;

- The approval, on a non-binding advisory basis, of the compensation of the named executive officers of the Company ("Say on Pay"); and

- Any other matters properly introduced at the Annual Meeting.

We are not currently aware of any other business to be acted upon at the Annual Meeting. If any other matters are properly submitted for consideration at the Annual Meeting, including any proposal to adjourn the Annual Meeting, the persons named as proxies will vote the shares represented thereby in their discretion. Adjournment of the Annual Meeting may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by approval of the holders of Common Stock representing a majority of the shares present in attendance or by proxy at the Annual Meeting, whether or not a quorum exists, without further notice other than by an announcement made at the Annual Meeting.

How does the Board recommend that I vote?

The Board recommends that you vote:

- "FOR" the election of the nine director nominees named in this proxy statement;

- "FOR" the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 28, 2024; and

- "FOR" the approval of the compensation of the named executive officers of the Company.

How do I vote before the Annual Meeting and what is the deadline for voting?

You may vote via the Internet or by phone until 8:00 a.m., Central Time, on May 9, 2024. Any proxy card submitted by mail must be received prior to May 9, 2024.

If you hold your shares through the Company's 401(k) Plan or Employee Stock Purchase Plan, you may vote via the Internet or by phone until 1:00 a.m., Central Time, on May 6, 2024. If you are submitting a proxy card by mail with regard to these shares, your proxy card must be received before May 6, 2024.

If you hold your shares in street name through a broker, rather than directly in your own name, please follow the voting instructions provided to you by such broker.

We encourage you to vote promptly. You may also vote electronically at the virtual Annual Meeting via the live webcast. If you attend the Annual Meeting and have voted previously, you do not need to vote again unless you would like to change your vote.

How do I vote at the Annual Meeting?

If you are a registered stockholder as of the record date, you may vote your shares at the virtual Annual Meeting using electronic voting options included as part of the live webcast. Registered stockholders may vote online during the Annual Meeting by visiting *www.meetnow.global/MJYH4ZG*, entering the 15-digit control number found in your Notice and following the on-screen instructions. To vote virtually at the Annual Meeting, beneficial owners (holding their shares in street name) will need to contact the broker that holds their shares to obtain a "legal proxy" and register in advance to attend the meeting as described above under "*How can I attend the Annual Meeting?*"

What vote is required to pass an item of business?

The holders of the majority of the issued and outstanding shares of Common Stock must be present in attendance, virtually, at the Annual Meeting or represented by proxy for a quorum to be present at the Annual Meeting.

A nominee will be elected to the Board at the Annual Meeting if he or she receives the affirmative vote of a majority of the votes cast by the shares present at the Annual Meeting or represented by proxy at the Annual Meeting and entitled to vote. Pursuant to the Company's Director Resignation Policy, each director nominee has submitted a conditional resignation to the Company which will be effective upon the director's failure to receive the required majority vote at the Annual Meeting. The Board will then consider the resignation and make a decision whether to accept or reject such resignation within 60 days of its receipt. See additional information regarding this policy and related process as further described under the heading "Director Resignation Policy" within "Item 1–Election of Directors".

Each of the proposals with respect to the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm (Proposal 2) and the approval, on a non-binding advisory basis, of the executive compensation of our named executive officers (Proposal 3) will be approved if such proposal receives the affirmative vote of a majority of the shares present, either in attendance virtually or by proxy, at the Annual Meeting and entitled to vote.

How will my shares be voted?

Your shares will be voted in accordance with the selections submitted with your proxy. If you submit a valid proxy but do not indicate voting selections, the persons named as your proxies will vote your shares (i) FOR all nominees for director, (ii) FOR the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm and (iii) FOR the approval, on a non-binding advisory basis, of the executive compensation of our named executive officers. If any other matters are properly submitted for consideration at the Annual Meeting, the persons named as proxies will vote the shares represented thereby in their discretion.

How are abstentions and broker non-votes treated?

If you submit your proxy or attend the Annual Meeting virtually, but choose to abstain from voting on any proposal, you will be considered present at the Annual Meeting and not voting in favor of any proposal. The proposal to be voted on with respect to the election of directors requires the favorable vote from a majority of the votes cast by the shares present and entitled to vote at the Annual Meeting; accordingly, abstentions will have no impact on the outcome of the election of directors because they are not considered votes cast. Each of the other proposals to be presented at Annual Meeting (Proposals 2 and 3) will pass only if it receives a favorable vote from a majority of shares present and entitled to vote at the Annual Meeting; accordingly, abstaining on these proposals will have the same effect as if you had voted against the proposals.

Brokers may exercise their voting discretion without receiving instructions from the beneficial owner of shares on proposals that are deemed to be "routine" matters. The only routine matter to be presented at the Annual Meeting is Proposal 2, the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm. If a proposal is not a routine matter, the broker may not vote the shares with respect to the proposal without receiving instructions from the beneficial owner of the shares. If a broker turns in a proxy card expressly stating that the broker is not voting on a non-routine matter, such action is referred to as a "broker non-vote." Broker non-votes will not impact the voting outcome of the proposals to be presented at the Annual Meeting.

Who counts the votes?
The Company has asked Computershare to serve as the inspector of elections. Computershare will be responsible for determining whether or not a quorum is present and tabulating votes cast by proxy or present virtually at the Annual Meeting.

Can I revoke my proxy?
Yes. You can revoke your proxy by:

• Submitting written notice of revocation to our Corporate Secretary which is received prior to the Annual Meeting;

• Submitting a proxy (by phone, Internet or mail) bearing a later date; or

• Voting at the Annual Meeting using the electronic voting options during the live webcast.

Where can I find voting results of the Annual Meeting?
We will publish final detailed voting results in a Form 8-K filed with the SEC at *www.sec.gov* within four business days following the Annual Meeting.

Who will bear the cost for soliciting votes at the Annual Meeting?
We will bear all expenses in conjunction with the Company's solicitation of proxies, including the charges of brokerage houses and other custodians, nominees or fiduciaries for forwarding documents to security owners.

The Company has retained Innisfree M&A, Inc. ("Innisfree") to assist in the solicitation of proxies from brokerage firms, fiduciaries, custodians and other similar organizations representing beneficial owners of shares for the Annual Meeting. We have agreed to pay Innisfree a fee of approximately $25,000 plus out-of-pocket expenses. In addition to solicitations by mail, the proxy solicitor and the Company's directors, officers and team members, without additional compensation, may solicit proxies on the Company's behalf in person, by phone, or by electronic communication.

Whom should I call with other questions?
If you have additional questions about this proxy statement or the Annual Meeting, please contact: Tractor Supply Company, 5401 Virginia Way, Brentwood, Tennessee 37027, Attention: Investor Relations Dept., Telephone: (615) 440-4000.

Our directors are elected at each annual meeting for a term to hold office until the next annual meeting. Our Board currently includes nine directors.

Our Board nominees bring a variety of unique skills, qualifications, backgrounds and experiences that contribute to a well-balanced Board that we believe is uniquely positioned to effectively guide our strategy and oversee our operations in the rapidly changing retail industry.

At Tractor Supply, we believe that an effective Board should be made up of individuals who collectively provide an appropriate balance of leadership and strategic skills, diverse perspectives and professional experiences that are relevant to our business and strategic goals. The Board, upon recommendation of its Corporate Governance and Nominating Committee ("Corporate Governance Committee"), selects potential candidates on the basis of their broad experience, outstanding achievement in their professional careers, wisdom, integrity, alignment with our values, understanding of the business environment and thorough appreciation for strong ethics and appropriate corporate governance. In addition, the Board takes into account their willingness to devote adequate time to Board duties and such other experience, attributes and skills that the Board deems essential for directors. From time to time, the Corporate Governance Committee engages executive search firms to assist in identifying individuals qualified to be Board members.

The Board also considers diversity, such as diversity of gender, race and national origin, education, professional experience and differences in viewpoints and skill sets. The Board believes that it is important that directors represent diverse viewpoints and individual perspectives. In considering candidates, the Board considers the entirety of each candidate's credentials in the context of these standards.

The Board also considers whether a potential candidate satisfies the independence and other requirements for service on the Board and its committees, as required by the listing standards of the Nasdaq Global Select Market ("Nasdaq") and the SEC.

Stockholders may submit director candidates for consideration by writing to the Corporate Secretary of the Company. The Corporate Governance Committee will consider director candidates recommended by stockholders pursuant to the same process it applies to candidates recommended from other sources. Stockholders must provide the recommended candidate's name, biographical data, qualifications and other information required by our Amended and Restated Bylaws (the "Bylaws") with respect to director nominations by stockholders. In addition to recommending director candidates, stockholders may also, pursuant to procedures established in the Bylaws, directly nominate one or more director candidates to stand for election at an annual or special meeting of stockholders. For more information, please refer to the section entitled "Stockholder Proposals and Nominations."

Director Experience, Skills and Background

In selecting nominees for our Board, the Corporate Governance Committee evaluates the current composition of the Board and its committees and determines the most relevant skills and experience to provide effective oversight, support the needs of our business and implement our strategy.

We generally seek director candidates with experience, skills or background in one or more of the following areas:

LEADERSHIP



CEO/President Experience and Other C-Level Leadership Experience
We strive to maintain a Board with a wide range of leadership experience including service as a current or former CEO, president, or other C-level leadership experience.



Current Outside Public Company Directorship and Prior Public Company Directorship
We seek directors who hold either current or previous directorship positions with public companies.

STRATEGY



Retail Experience, Strategic Planning / Strategy, Business Development/ Mergers and Acquisitions, Manufacturing and Operations, and Supply Chain
We seek directors who possess an understanding of a wide spectrum of operational and strategic issues facing large retail companies, including changing consumer behaviors, strategic planning/strategy, business development, mergers and acquisitions, manufacturing and operations, supply chain issues,



Technology / E-Commerce and Cybersecurity
We seek directors who can provide guidance based on their experiences with cybersecurity, e-commerce and digital technologies to integrate the customer experience in-store and online.



Marketing / Brand Management
We seek directors with relevant experience in consumer marketing or brand management and an understanding of shifting customer dynamics and consumer preferences.



Human Capital and Executive Compensation
We seek directors with relevant experience in human capital resources or executive compensation who can provide guidance and oversight of our compensation and human capital programs.

GOVERNANCE



Accounting / Finance
We seek directors who have experience with finance and financial reporting processes due to the importance our company places on accurate financial reporting, controls and compliance.



Regulatory / Legal
Our business requires compliance with a variety of regulatory requirements across a number of jurisdictions. We seek directors who have legal and risk management expertise.



Corporate Governance, Risk Management, and Public Policy / Government Relations
We seek directors who have experience with risk management; corporate governance and managing board strategies and practices that align with best practices and our strategic values; and public policy / government relations.

ESG / DIVERSITY



Corporate Responsibility, Environment and Sustainability
Diversity and inclusion are values ingrained in our culture and essential to our business. We believe that a Board comprised of directors with diverse backgrounds, unique skill sets and experiences and individual perspectives improves the discussions and decision-making process, which contributes to overall Board effectiveness. We also seek directors with experience in corporate responsibility, environment and sustainability to assist us in navigating these rapidly evolving areas.

The chart below identifies the balance of skills and qualifications each director nominee brings to the Board. We believe the combination of the skills and qualifications shown below demonstrates how our Board is well-positioned to provide effective oversight and strategic advice to our management.

	Joy Brown	Ricardo Cardenas	Meg Ham	André Hawaux	Denise L. Jackson	Ramkumar Krishnan	Edna K. Morris	Mark J. Weikel	Harry A. Lawton III
Knowledge, Skills and Experience									
CEO/President Experience		●	●	●			●	●	●
Other C-Level Leadership Experience	●	●	●	●	●	●	●		
Current Outside Public Company Directorship	●	●		●					●
Prior Public Company Directorship				●			●		●
Retail Experience		●	●	●		●		●	●
Technology/E-Commerce	●	●	●	●		●		●	●
Cybersecurity	●	●							
Risk Management					●				
Strategic Planning/Strategy	●	●	●	●	●	●	●	●	●
Business Development/ Mergers and Acquisitions		●	●	●	●	●			
Manufacturing and Operations		●	●			●	●	●	
Supply Chain			●			●			
Marketing/Brand Management			●			●		●	
Human Capital and Executive Compensation		●			●		●	●	
Corporate Responsibility, Environment and Sustainability					●				
Accounting/Finance		●		●				●	
Regulatory/Legal					●				
Public Policy/Government Relations					●				
Corporate Governance					●		●	●	
Demographic Background									
Racial/Ethnic and LGBTQ+ Identity									
African American	●								
Asian/Pacific Islander						●			
White/Caucasian			●	●	●		●	●	●
Hispanic/Latino		●							
Native American									
LGBTQ+									
Gender Expression									
Male		●		●		●		●	●
Female	●		●		●		●		
Non-Binary									
Board Tenure and Age									
Years	3	5	—	1	6	8	20	10	4
Age	45	56	57	63	59	53	72	68	49

Nominees for Directors

The Board, upon recommendation of its Corporate Governance Committee, has nominated each of the directors named below for election at the Annual Meeting. Such individuals were selected based on their broad experience, wisdom, integrity, alignment with our values, understanding of the business environment, thorough appreciation for strong ethics and appropriate corporate governance and their willingness to devote adequate time to Board duties. The experience, qualifications, attributes and skills that led the Corporate Governance Committee to conclude that each person should be nominated to serve as a director are discussed in more detail below. The nominees included below are each standing for election for one of the nine positions on our Board. Each of the nominees were elected at the 2023 Annual Meeting of Stockholders, except for Meg Ham. Ms. Ham was first identified as a candidate for director by a third-party search firm.

If a nominee becomes unwilling or unable to serve, which is not expected, the proxies will be voted for a substitute person designated by the Board upon the recommendation of the Corporate Governance Committee.

The following sets forth certain information concerning the director nominees for the Board of Directors of the Company:



Joy Brown
Director

Joined the Board: 2021

Age: 45

Biography
Ms. Brown serves as the Senior Vice President and Chief Digital Information Officer for Boston Medical Center Health System as of February 2024. In August 2023, she joined the board of ESO, an affiliate of Vista Equity Partners which provides software and data solutions provider to EMS agencies and fire departments. Previously, Ms. Brown served as Chief Data Officer for Verizon Media Group from September 2020 through January 2022. Prior to this role, she served as the Vice President of Card Technology for Capital One Financial Corporation from February 2019 until September 2020. She also served as Vice President of Analytic Technology for UnitedHealth Group Inc.'s technology and service division, OptumInsight from 2015 until 2018. Ms. Brown also served in various executive leadership positions with Vanguard from 2007 until 2015.

Skills & Expertise
Ms. Brown brings more than 20 years of experience in leadership positions for large-scale technology organizations across multiple industries. Ms. Brown has unique expertise transforming how businesses embrace data and change through innovative digital technology and customer-centered advanced analytics. Having led technology and data organizations across multiple industries, she serves as an expert in digital technology, data and cyber. Our Board benefits from Ms. Brown's insights and experience as we continue to invest in capabilities that create stockholder value and drive sustainable long-term growth.

Skills:
- C-Level Leadership Experience
- Current Outside Public Company Directorship
- Technology/E-Commerce
- Cybersecurity
- Strategic Planning/Strategy

Board Committees
- Audit
- Corporate Governance and Nominating

Other Current Public Company Directorships
- Huron Consulting Group Inc.; September 2022 *(Audit Committee; Technology and Information Security Committee)*



Ricardo Cardenas
Director

Joined the Board: 2019

Age: 56

Biography
Mr. Cardenas serves as President and Chief Executive Officer for Darden Restaurants, Inc. ("Darden") since 2022. Previously, beginning in 2021, he served as President and Chief Operating Officer for Darden, responsible for all restaurant operations, international, supply chain and restaurant development. Prior to this role, he served as Senior Vice President, Chief Financial Officer for Darden since 2016. Mr. Cardenas has served in a number of roles of increasing responsibility with Darden, including Senior Vice President, Finance, Strategy and Technology/Chief Strategy Officer from 2014 to 2016, since beginning his career with Darden as an hourly employee in 1984. Mr. Cardenas also spent three years as a strategy consultant for Bain & Company and The Parthenon Group.

Skills & Expertise
Mr. Cardenas brings more than 30 years of experience in finance, accounting, corporate strategy, information technology and general management to the Board. As a certified public accountant with experience in a variety of financial and accounting positions, including his prior service as the chief financial officer of a publicly traded company, Mr. Cardenas has considerable financial expertise and has been designated as an audit committee financial expert. He also brings expertise in strategy development, data analytics and acquisitions. His extensive and broad-based experience deepens the Board's understanding of consumer brands, technology and financial matters.

Skills:
- CEO/President Experience
- Other C-Level Leadership Experience
- Current Outside Public Company Directorship
- Retail Experience
- Technology/E-Commerce
- Cybersecurity
- Strategic Planning/Strategy
- Business Development/ Mergers and Acquisitions
- Manufacturing and Operations
- Human Capital and Executive Compensation
- Accounting/Finance

Board Committees
- Audit *(Chair)*
- Compensation and Human Capital

Other Current Public Company Directorships
- Darden Restaurants, Inc., May 2022



Meg Ham
Director

Joined the Board: 2023

Age: 57

Biography
Meg Ham has served as president of Food Lion since 2014. Under her leadership, the company's 82,000 associates serve nearly 10 million customers each week across its 10-state operating footprint of more than 1,100 grocery stores. During her 35-year tenure at Food Lion parent company Ahold Delhaize USA, Inc., Ms. Ham also led Bottom Dollar Food, the company's former discount banner, and served in various executive leadership roles in both retail operations and merchandising functions at Food Lion and Hannaford Bros. Co., LLC. Ms. Ham earned her Bachelor of Science Degree in Business Management and Marketing from Cornell University. She is a member of the President's Council on Sports, Fitness and Nutrition, a federal advisory committee that aims to promote healthy, accessible eating and physical activity for all Americans, regardless of background or ability.

Skills & Expertise
Ms. Ham brings over 35 years in the retail industry with executive leadership expertise and experience across multiple banners in the grocery business. With broad-based experience in store operations and merchandising, Ms. Ham has an in-depth understanding of the retail industry, including a variety of market densities, customer dynamics, shifting consumer preferences and digital platforms. Our Board benefits from Ms. Ham's skills in strategy, execution and customer insights.

Skills:
- CEO/President Experience
- Other C-Level Leadership Experience
- Retail Experience
- Technology/E-Commerce
- Strategic Planning/Strategy
- Business Development/ Mergers and Acquisitions
- Manufacturing and Operations
- Supply Chain
- Marketing/Brand Management

Board Committees
- None

Other Current Public Company Directorships
- None



André Hawaux
Director

Joined the Board: 2022

Age: 63

Biography
Mr. Hawaux is the former Executive Vice President, Chief Financial Officer and Chief Operating Officer of Dick's Sporting Goods, Inc. ("Dick's Sporting Goods"). Mr. Hawaux joined Dick's Sporting Goods, a leading omni-channel sporting goods retailer, in June 2013 as Executive Vice President, Finance Administration and Chief Financial Officer and also served as its Executive Vice President, Chief Operating Officer through August 2017. Mr. Hawaux served as president of the Consumer Foods business of ConAgra Foods (now ConAgra Brands, Inc.) from 2009 until May 2013. He joined ConAgra Foods as Executive Vice President and Chief Financial Officer in 2006. Mr. Hawaux started his career with PepsiCo and served in various roles over his 26-year career with PepsiCo, including Chief Financial Officer for Pepsi-Cola North America and Pepsi International's China business unit. Mr. Hawaux holds a BBA in accounting from Pace University and an MBA in international finance from Southern New Hampshire University.

Skills & Expertise
Mr. Hawaux brings nearly 40 years of broad leadership, strategic and international expertise with consumer packaged goods and operations acumen, demonstrated at major consumer focused global public companies. Our Board believes Mr. Hawaux lends his deep expertise in financial reporting, internal controls and procedures and risk management and knowledge of financial and capital markets, from his extensive experience in finance executive roles with large multi-national public companies, which strengthens our commitment to long-term stockholder value. Additionally, Mr. Hawaux adds valuable experience in information security from his oversight of significant information technology projects while serving in finance executive roles.

Skills:
- CEO/President Experience
- Other C-Level Leadership Experience
- Current Outside Public Company Directorship
- Prior Public Company Directorship
- Retail Experience
- Technology/E-Commerce
- Strategic Planning/Strategy
- Business Development/ Mergers and Acquisitions
- Accounting/Finance

Board Committees
- Audit
- Corporate Governance and Nominating

Other Current Public Company Directorships
- PulteGroup; May 2013
  (Audit Committee; Finance Committee)
- Lamb Weston Holdings; July 2017
  (Audit & Finance Committee)



Denise L. Jackson
Director

Joined the Board: 2018

Age: 59

Biography
Ms. Jackson is the former Chief Legal Officer and Corporate Secretary for AMN Healthcare Services Inc. ("AMN Healthcare"), serving from 2000 to 2023. Previously, Ms. Jackson served as Vice President and Senior Counsel of The Mills Corporation (acquired by Simon Property Group in 2007) from 1995 to 2000. Previous board experience includes PipelineRx from 2013 until 2018 (*Compensation Committee Chair*).

Skills & Expertise
With over 20 years of experience as the chief legal officer and secretary of a publicly traded company, Ms. Jackson has considerable expertise in corporate governance, legal, compliance, risk management and government affairs. At AMN Healthcare, Ms. Jackson was responsible for ESG matters and served on the Information Security Committee. Ms. Jackson also has experience in strategy, mergers and acquisitions and executive compensation. Our Board benefits from Ms. Jackson's senior leadership experience at AMN Healthcare, the nation's largest healthcare talent management solutions company. Her knowledge and senior leadership experience broadens our Board's collective capabilities.

Skills:
- C-Level Leadership Experience
- Risk Management
- Strategic Planning/Strategy
- Business Development/ Mergers and Acquisitions
- Human Capital and Executive Compensation
- Corporate Responsibility, Environment and Sustainability
- Regulatory/Legal
- Public Policy/Government Relations
- Corporate Governance

Board Committees
- Corporate Governance and Nominating *(Chair)*
- Compensation and Human Capital

Other Current Public Company Directorships
- None



Ramkumar Krishnan
Director

Joined the Board: 2016

Age: 53

Biography

Mr. Krishnan serves as Chief Executive Officer of PepsiCo Beverages North America as of January 2024 and has served as Chief Executive Officer of International Beverages and Chief Commercial Officer of PepsiCo since January 2022. Prior to that, he served as PepsiCo's Executive Vice President and Global Chief Commercial Officer and Chief Executive Officer, Asia Pacific, Australia/New Zealand and China (APAC) Region from June 2019 to November 2021. Mr. Krishnan previously served as President of Greater China Region for PepsiCo from 2017 until 2019. Mr. Krishnan also served as President, Chief Customer Officer and SVP/General Manager of Global Sales for PepsiCo from 2016 to 2017. Mr. Krishnan also held positions with Frito-Lay, Inc. from 2006 to 2016, most recently as Senior Vice President and Chief Marketing Officer from 2014 to 2016. Mr. Krishnan served as Senior Brand Manager for General Motors Company Cadillac Division from 2000 to 2006.

Skills & Expertise

With experience as a marketing executive for one of the world's leading consumer products companies, Mr. Krishnan brings modern marketing skills in mobile, digital, social, e-commerce and brand management. Mr. Krishnan also brings a unique perspective as the former Chief Customer Officer for PepsiCo's global product portfolio for one of the world's leading retailers and possesses an extensive understanding of the retail industry, customer dynamics and shifting consumer preferences. Our Board benefits from Mr. Krishnan's expertise in e-commerce and omni-channel strategy and execution and customer relationship management, all of which are directly relevant to the Company's strategy.

Skills:
- C-Level Leadership Experience
- Retail Experience
- Technology/E-Commerce
- Strategic Planning/Strategy
- Business Development/ Mergers and Acquisitions
- Manufacturing and Operations
- Supply Chain
- Marketing/Brand Management

Board Committees
- Compensation and Human Capital

Other Current Public Company Directorships
- None



Edna K. Morris
Chairman

Joined the Board: 2004

Age: 72

Biography
Ms. Morris has served as Chief Executive Officer and Partner of Range Restaurant Group LLC since 2008. Ms. Morris previously served as Senior Advisor to the Grocery, Pharmacy & Restaurants Group of Solomon Partners since 2018 and on the advisory boards of startup ventures, Byte Kitchen and Topsail Steamers. Previously, from 2009 to 2019, Ms. Morris served as Managing Director of Axum Capital Partners who acquired Wild Wing Café and Backyard Burgers. She has led various restaurant groups and organizations, serving as President of Blue Coral Seafood & Spirits LLC, the James Beard Foundation, Red Lobster Hospitality, LLC and Quincy's Family Steakhouse. Prior to these roles, Ms. Morris was Executive Vice President Human Resources for Hardee's Food Systems Inc. and Advantica Restaurant Group, Inc. She also worked with Cummins Engine Company for six years. Ms. Morris serves as Chair of the Human Capital and Compensation Steering Committee of Women's Corporate Directors and participates in numerous programs with the National Association of Corporate Directors. Ms. Morris joined the board of P.F. Chang's in May 2022.

Skills & Expertise
Ms. Morris brings over 40 years of executive leadership experience in restaurant and investment organizations of various sizes and types, in different growth stages, and with wide ranging corporate cultures, business models and leadership styles. She has successfully led strategy and brand positioning work, process improvement initiatives, operational plans, acquisition planning, enterprise wide cultural and change initiatives, effective succession/development processes and compensation philosophy/programs that align with strategy and stockholders, and are linked to performance. Her significant experience in leading multi-location, consumer-facing brands, human resources, executive compensation and understanding of the relationship between high performance and respectful cultures provides unique insights and expertise to our Board.

Skills:
- CEO/President Experience
- Other C-Level Leadership Experience
- Prior Public Company Directorship
- Strategic Planning/Strategy
- Manufacturing and Operations
- Human Capital and Executive Compensation
- Corporate Governance

Board Committees
- None

Other Current Public Company Directorships
- None



Mark J. Weikel
Director

Joined the Board: 2014

Age: 68

Biography
Mr. Weikel served as President and Chief Executive Officer of Retail Optical North America at Luxottica Group S.p.A. ("Luxottica Group") from January 2013 to March 2014 and Senior Business Advisor from March 2014 to December 2014. Mr. Weikel was President and General Manager for LensCrafters at Luxottica Group from January 2011 until January 2013. Mr. Weikel joined Luxottica in February 2010 as Senior Vice President and General Manager of Sunglass Hut North America. Prior to joining Luxottica, Mr. Weikel was Chief Operating Officer of Lord & Taylor from 2007 to 2008. He held a variety of leadership roles including Chief Operating Officer and President at Victoria's Secret, from 2003 to 2007. Before that, he held a variety of leadership roles with the May Department Stores Company, including Chief Financial Officer and Chairman for Foley's Department Stores.

Skills & Expertise
Mr. Weikel brings years of executive leadership and financial experience to our Board with expertise in corporate strategy development and execution. Additionally, his broad-based experience as a chairman, chief executive officer, president and chief operating officer of various retailers gives him an in-depth understanding of the retail industry, including customer dynamics, shifting consumer preferences and e-commerce. His extensive retail experience and financial expertise enhances the Board's understanding of the retail industry and financial matters.

Skills:
- CEO/President Experience
- Retail Experience
- Technology/E-Commerce
- Strategic Planning/Strategy
- Manufacturing and Operations
- Marketing/Brand Management
- Human Capital and Executive Compensation
- Accounting/Finance
- Corporate Governance

Board Committees
- Audit
- Compensation and Human Capital *(Chair)*

Other Current Public Company Directorships
- None



Harry A. Lawton III

President, Chief Executive Officer and Director

Joined the Board: 2020

Age: 49

Biography

Mr. Lawton serves as President and Chief Executive Officer of the Company, a position he has held since January 2020. Previously, Mr. Lawton served as President of Macy's Inc. ("Macy's") from September 2017 to December 2019. From May 2015 to September 2017, Mr. Lawton served as Senior Vice President, North America at eBay, Inc. ("eBay"). Mr. Lawton previously held a number of leadership positions at Home Depot, Inc. ("Home Depot") from 2005 to 2015, including Senior Vice President of Merchandising and head of Home Depot's online business. Since January 2019, Mr. Lawton has served as a director of Sealed Air Corporation and previously served as a director of Buffalo Wild Wings, Inc. from October 2016 to February 2018.

Skills & Expertise

Mr. Lawton brings to our Company proven experience and leadership developed across numerous disciplines within the retail industry. He has served as an executive for several of the world's largest publicly traded retail companies with an expertise in e-commerce, merchandising, marketing, operations, technology and consumer insights and analytics. With over 15 years of experience in the retail industry, Mr. Lawton has previously served as President of Macy's where he was responsible for all aspects of the Macy's brand, Senior Vice President, North America at eBay where his responsibilities included merchandising, marketing and operations, and a number of leadership positions at Home Depot, including Senior Vice President of Merchandising and head of their online business. With his expansive experience in the retail industry, Mr. Lawton has established himself as the appropriate leader to build on the Company's success and lead the Company in its next stage of growth and development.

Skills:
- CEO/President Experience
- Current Outside Public Company Directorship
- Prior Public Company Directorship
- Retail Experience
- Technology/E-Commerce
- Strategic Planning/Strategy

Board Committees
- None

Other Current Public Company Directorships
- Sealed Air Corp; January 2019 (*Compensation Committee*)

Board Recommendation

FOR The Board unanimously recommends that the stockholders of the Company vote "FOR" the election of each of the nominees.

Compensation of Directors

The Compensation and Human Capital Committee has the responsibility to review compensation for the Company's directors periodically and recommend changes, as appropriate, to the full Board. For the 2023-2024 term, the Board approved the following retainer fees for non-employee directors, which did not change as compared to the retainer fees established for the 2022-2023 term.

Independent Chairman [1]	$	175,000
Board Retainer		85,000
Audit Committee Chair [2]		20,000
Audit Committee Member		17,000
Compensation and Human Capital Committee Chair [2]		15,000
Compensation and Human Capital Committee Member		10,000
Corporate Governance and Nominating Committee Chair [2]		10,000
Corporate Governance and Nominating Committee Member		10,000

(1) *The Independent Chairman is entitled to a flat retainer and does not receive additional Board or Committee Member retainer fees.*

(2) *Committee Chair positions are entitled to both the Committee Chair retainer fee and the Committee Member retainer fee.*

The annual retainers are due and paid quarterly in cash. The Company maintains the Tractor Supply Company Directors Stock Election Plan, which allows non-employee directors of the Company to elect to have fifty percent or all of the cash compensation otherwise payable by the Company to such non-employee directors to be paid in the form of shares of the Company's Common Stock in lieu of cash, in accordance with the 2018 Omnibus Incentive Plan (the "2018 Plan"). Additionally, the Tractor Supply Company Directors Stock Election Plan allows for non-employee directors who elect to receive Common Stock in lieu of cash to irrevocably elect to defer the payment of the Common Stock to either (i) the date of the non-employee director's termination of service from the Company's Board; or (ii) a date specified by the non-employee director.

Each of the directors also receives a grant of restricted stock units ("RSUs") pursuant to the 2018 Plan annually upon election or re-election. Directors who are also employees of the Company, like Mr. Lawton, receive no additional compensation for serving on the Board or any committee thereof. In 2023, grants of RSUs valued on the date of grant at approximately $155,000 were made to non-employee directors other than the independent chairman, and the independent chairman was granted RSUs valued on the grant date at approximately $225,000. The 2023 annual RSU grant value did not change as compared to the grants in 2022. All RSU awards granted to non-employee directors are made at the commencement of the new director term and vest on the one-year anniversary of the grant date. Settlement of RSUs may be irrevocably deferred until the end of such director's service on the Board or such other date as the director elects. In addition, our non-employee directors are subject to stock ownership guidelines, as further described in "Corporate Governance—Director Stock Ownership Guidelines."

The Company also reimburses all directors for out-of-pocket expenses incurred in connection with their attendance at Board and committee meetings.

The following table provides compensation information for the fiscal year ended December 30, 2023, for each individual who served as a member of our Board during such period, other than Mr. Lawton, whose compensation is reflected in the "2023 Summary Compensation Table."

Name	Fees Earned or Paid in Cash	Stock Awards [1][2]	All Other Compensation	Total
Joy Brown	$107,000	$154,774	$ —	$261,774
Ricardo Cardenas	$132,000	$154,774	$ —	$286,774
Meg Ham [3]	$ 35,109	$116,127	$ —	$151,236
André Hawaux	$107,000	$154,774	$ —	$261,774
Denise L. Jackson	$110,000	$154,774	$ —	$264,774
Cynthia T. Jamison [4]	$ 63,462	$ —	$ —	$ 63,462
Thomas A. Kingsbury [5]	$ 26,250	$ —	$ —	$ 26,250
Ramkumar Krishnan [6]	$ 95,000	$154,774	$ —	$249,774
Edna K. Morris	$155,206	$224,802	$ —	$380,008
Mark J. Weikel [6]	$119,500	$154,774	$ —	$274,274

(1) *Each of our non-employee directors that served throughout 2023 received an annual award of RSUs. This column reflects the aggregate grant date fair value of those RSU awards. For each non-employee director, the number of RSUs granted was determined by dividing the fair market value of the award by $241.71, the closing price of the Company's Common Stock on May 9, 2023, the date preceding the grant date, discounted for the expected dividend yield. Such awards vest on the one-year anniversary of the grant date, with the related expense recognized ratably.*

(2) *The aggregate number of underlying shares for stock awards outstanding at fiscal year-end for each director is set forth in the table below. Directors receive fractional shares upon settlement; however, for purposes of this table, share numbers have been rounded down to the nearest whole share.*

Name	Number of Vested Deferred RSU Awards	Number of Unvested RSU Awards
Joy Brown	797	652
Ricardo Cardenas	1,649	652
Meg Ham	—	534
André Hawaux	—	652
Denise L. Jackson	6,279	652
Cynthia T. Jamison	6,869	—
Ramkumar Krishnan	5,300	652
Edna K. Morris	4,996	947
Mark J. Weikel	—	652

(3) *Ms. Ham was appointed to the Board on August 2, 2023. Accordingly, the amount disclosed under "Fees Earned or Paid in Cash" includes a prorated amount of the annual retainer for her service as a member of the Board.*

(4) *Ms. Jamison's term on the Board ended on May 11, 2023.*

(5) *Mr. Kingsbury's term on the Board ended on February 6, 2023.*

(6) *Messrs. Kingsbury, Krishnan and Weikel elected to receive shares of the Company's Common Stock with a value of $26,250, $95,000 and $66,000, respectively, in lieu of an equivalent amount of their annual cash retainers.*

Corporate Governance

General

We believe that good corporate governance is important to ensure that the Company is managed for the long-term benefit of its stockholders. During the past year, we have continued to review our corporate governance policies and practices and compared them to those suggested by various authorities in corporate governance and the practices of other public companies. We also consider the rules of the SEC and the listing standards of Nasdaq.

Our Board has adopted Corporate Governance Guidelines, which outline the composition, operations and responsibilities of the Board. Our Board also conducts an annual review of its charters for the Company's Audit Committee, Compensation and Human Capital Committee and Corporate Governance Committee. You may access our Corporate Governance Guidelines and current committee charters under the "Governance" tab of the Investor Relations section of our website at *https://www.TractorSupply.com.*

Corporate Governance Practices

Our corporate governance practices are highlighted below:

- Annual election of directors

- Majority voting standard for uncontested director elections with resignation policy

- Independent Chairman of the Board

- 8 of 9 director nominees are independent

- Proactive engagement with stockholders

- Strong sustainability and stewardship focus

- Focus on Board composition to include a diverse mix of direct industry experience and skills relevant to the Company's strategy

- Commitment to including women and persons who identify as members of minority groups in the pool of candidates from which we select director nominees (the Rooney Rule)

- 6 of 9 director nominees are women and/or persons who identify as members of minority groups

- Robust Board oversight of risk and strategy, including risks related to corporate social responsibility (environmental stewardship and social issues)

- Robust annual performance review process for the Board and committees, as well as individual directors

- Director retirement policy at age 75 to promote Board refreshment

- Stockholders may call special meetings

- Proxy access right for stockholders

- Comprehensive disclosure of corporate governance and Board practices

Director Independence

Our Corporate Governance Guidelines require that a majority of our Board consists of independent directors within the meaning of the listing standards of Nasdaq. The Board has determined that each of the following directors (each of our directors other than our CEO) is an "independent director" within the meaning of the listing standards of Nasdaq:

Joy Brown	André Hawaux	Edna K. Morris
Ricardo Cardenas	Denise L. Jackson	Mark J. Weikel
Meg Ham	Ramkumar Krishnan	

Board Leadership

Edna K. Morris has served as the Chairman of the Board since 2023. The Board determined it was in the best interest of the Company to appoint Ms. Morris, an independent director, as Chairman due to her C-suite leadership experience, governance experience and expertise in human capital and executive compensation.

The Board continues the Company's practice of separating the CEO and Chairman roles and believes that this structure serves the Company well by allowing the CEO to focus more intensely on the operations and strategy of the Company with increased independent oversight from the Board.

Our Chairman, in consultation with the Chief Executive Officer and each of the committee chairs, proposes the agenda for the Board meetings. Directors receive the agenda and supporting information in advance of the meetings. Directors may raise other matters to be included in the agenda or at the meetings. Our Chief Executive Officer and other members of executive management make presentations on a variety of operational and strategic topics to the Board at the meetings, and a substantial portion of the meeting time is devoted to the Board's discussion of these presentations. Executive sessions for independent directors are scheduled at each regularly scheduled Board meeting.

Directors have regular access to executive management. They may also seek independent, outside advice and shall have authority to appropriate funds to retain such advisors as the Board and any of its committees may deem appropriate. The Board also provides an orientation program for new directors and education opportunities for continuing directors.

Board Meetings and Committees

The Board held four regular quarterly meetings and one additional meeting during 2023. A majority of the total number of directors constitutes a quorum for the transaction of business at a meeting. During fiscal 2023, each incumbent director attended at least 96% of the aggregate of (i) the total number of Board meetings (held during the period for which he or she has been a director) and (ii) the total number of meetings held by all Board committees on which he or she served (during the period that he or she served).

Standing Committees of the Board

Committee	Members	Functions and Additional Information	Number of Meetings During Fiscal 2023
Audit	Ricardo Cardenas [(C)] Joy Brown André Hawaux Mark J. Weikel	• Oversees financial reporting, policies, procedures and internal controls of the Company • Appoints the independent registered public accounting firm • Evaluates the general scope of the annual audit and approves all fees paid to the independent registered public accounting firm • Oversees and directs the scope of internal audit activities • Reviews the annual operating plan, capital budget and the multi-year strategic plan • Reviews capital structure and strategies and credit facilities • Oversees the Company's cybersecurity and disaster recovery programs	11
Compensation and Human Capital	Mark J. Weikel [(C)] Rick Cardenas Denise L. Jackson Ramkumar Krishnan	• Reviews and approves compensation of directors and executive officers • Reviews and approves grants of equity-based awards to officers pursuant to stock incentive plans • Reviews compensation and benefit plan changes • Reviews the Compensation Discussion and Analysis and compensation-related disclosures • Oversees and approves the succession planning process for executives • Oversees initiatives related to diversity, equity and inclusion	5
Corporate Governance and Nominating	Denise L. Jackson [(C)] Joy Brown Andre Hawaux	• Develops, sets and maintains corporate governance standards • Reviews and recommends committee chairs and members • Evaluates the effectiveness of the Board process and committee activities • Makes recommendations for nominees for director • Evaluates qualifications and recommends to the Board new candidates for director positions • Oversees the stockholder engagement program relating to corporate social responsibility, including governance, environmental stewardship and social issues • Reviews the Company's Code of Ethics and programs established by management to monitor compliance with such Code • Reviews and approves any change in the Company's Code of Ethics for senior officers (except for senior financial officers, which is reviewed by the Audit Committee)	9

(C)   Committee chair.

The Board has determined that each member of the Company's Audit Committee, Compensation and Human Capital Committee and Corporate Governance Committee is an independent director within the meaning of the listing standards of Nasdaq. In addition, the Board has determined that Mr. Cardenas, the Chair of the Audit Committee, Mr. Hawaux and Mr. Weikel are qualified as audit committee financial experts within the meaning of SEC regulations and the listing standards of Nasdaq.

Board, Committee and Individual Director Assessment Process

The Corporate Governance Committee has the responsibility for administering an annual performance review process for the Board. The Corporate Governance Committee has established a rigorous and thorough annual assessment process that includes the completion of written assessments and one-on-one interviews of all directors by the Chairman of the Board. All directors complete a written assessment of the performance of the full Board and its committees, as well as a peer assessment in which directors are assessed individually. The directors also generally complete written assessments of the performance of the Chairman of the Board and the Chief Executive Officer. Additionally, senior management completes an annual written assessment of the Board. To encourage directors and senior management to be candid in their assessments, results are aggregated so that assessments and comments are not attributed to individuals.

At the completion of the process, each director receives a personalized assessment report that shows his or her individual performance as well as the full Board assessment results. The Chairman of the Board also reviews the assessment results with the full Board and meets individually with the Chief Executive Officer to review his performance. In addition, each committee conducts a self-assessment on an annual basis by having committee members complete a written assessment of the committee's performance. The chair of each committee shares the results of this process with committee members.

Director Candidates

The Corporate Governance Committee, which is comprised solely of independent directors, considers candidates for Board membership suggested by its members and other Board members, as well as management and stockholders. The Corporate Governance Committee may also utilize director search firms to identify potential director candidates. A stockholder who wishes to recommend a prospective nominee for the Board should notify our Corporate Secretary in writing with the supporting materials required pursuant to the provisions of our Bylaws relating to stockholder proposals as described in "Stockholder Nominations of Candidates for Board Membership," below.

Once the Corporate Governance Committee has identified a prospective nominee, an initial determination is made as to whether to conduct a full evaluation of the candidate. This initial determination is based on whatever information is provided to the Corporate Governance Committee with the recommendation of the prospective candidate, as well as the Corporate Governance Committee's own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee can satisfy the evaluation factors described below. The Corporate Governance Committee then evaluates the prospective nominee against the standards and qualifications set out in our Corporate Governance Guidelines, including:

• Personal characteristics:

    – highest personal and professional ethics, integrity and values that align with our company;

    – an inquiring and independent mind; and

    – practical wisdom and mature judgment.

• Expertise that is useful to the Company and complementary to the background and experience of other Board members, so that an optimum balance of members on the Board can be achieved and maintained.

• Broad training and experience at the policy-making level in business, government, education or technology.

• Willingness to devote the required amount of time to carrying out the duties and responsibilities of Board membership.

• Commitment to serve on the Board over a period of several years to develop knowledge about our principal operations.

• Willingness to represent the best interests of all stockholders and objectively appraise management performance.

• Involvement only in activities or interests that do not create a conflict with the director's responsibilities to the Company and its stockholders.

The Corporate Governance Committee also considers diversity, such as diversity of gender, race and national origin, age, education, professional experience and differences in viewpoints and skills. The Corporate Governance Committee is committed to actively seeking highly qualified women and individuals from minority groups to include in the pool from which Board nominees are selected. The Board and the Corporate Governance Committee believe that it is important that the Board members represent diverse viewpoints. In considering candidates for the Board, the Corporate Governance Committee considers the entirety of each candidate's credentials in the context of these standards. The Corporate Governance Committee implements these criteria, including diversity, by considering the information about the nominee provided by the proponent, the nominee, third parties and other sources. With respect to the nomination of continuing directors for re-election, the individual's contributions to the Board are also considered. In addition, the Board assesses the diversity of its members and nominees as part of an annual performance evaluation by considering, among other factors, diversity in gender, race and national origin, age, education, professional experience and differences in viewpoints and skills.

The Corporate Governance Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, the need for specialized expertise and board leadership experience and the evaluations of other prospective nominees. In connection with this evaluation, the Corporate Governance Committee determines whether to interview the prospective nominee, and if warranted, prospective nominees are interviewed by members of the Corporate Governance Committee and other members of the Board. All members of the Board are given the opportunity to interview prospective nominees. After completing this evaluation and interview, the Corporate Governance Committee makes a recommendation to the full Board regarding the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Corporate Governance Committee.

Director Resignation Policy

The Company has adopted a director resignation policy which provides that each director shall submit a conditional offer of resignation effective if, in an uncontested election, a director fails to receive a majority of shares voting in the election of directors. Should that occur, the Corporate Governance Committee, or in certain circumstances the Board or a special committee thereof, will consider the resignation and will recommend to the Board whether to accept or reject the tendered resignation, considering factors deemed relevant by the Corporate Governance Committee including the reasons why stockholders withheld votes for election of the director, the qualifications of the director and his or her contributions to the Company. The Board will then consider the Corporate Governance Committee's recommendation and all factors it deems relevant and make a decision whether to accept or reject such resignation effective within 60 days following receipt of the Corporate Governance Committee's recommendation. The Company will disclose the Board's decision in a Current Report on Form 8-K filed with the SEC within 90 days following certification of the stockholder vote.

Changed Circumstances

In 2024, the Company revised its Corporate Governance Guidelines to require directors to notify the Corporate Governance Committee in the event that they (a) resign or materially change their position with their employer, (b) experience a material change in their professional responsibilities, or (c) become aware of circumstances that may adversely reflect upon them or the Company. After considering such changed circumstances, the Corporate Governance Committee may request that the director submit a resignation from the Board.

Service on Other Boards

The Board and the Corporate Governance Committee regularly consider and evaluate how best to ensure the Board and its directors are well-positioned and equipped to devote the appropriate time and focus in fulfilling their duties to the Company. In this regard, the Board and Corporate Governance Committee have adopted voluntary mechanisms to ensure review and evaluation of directors' time commitments associated with service on other boards.

One such mechanism is a provision in our Corporate Governance Guidelines regarding service on other public company boards. In this regard, subject to such exceptions as the Corporate Governance Committee may determine on a case-by-case basis, our Corporate Governance Guidelines generally limit directors who are executive officers of the Company or of another public company to serving on no more than two total public company boards, including the Company's Board, and outside directors to serving on no more than four total public company boards, including the Company's Board. In addition, an outside director who is a member of the Company's Audit Committee may not serve on more than three total public company audit committees.

Absent an exception being granted, if a director serves on a number of boards that falls outside these limitations, such director has 60 calendar days to comply with the limitations and, if not in compliance within such time, must immediately tender his or her offer of resignation to the Board for consideration. The Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject such director's tendered offer of resignation, taking into consideration the time commitments related to the director's other boards, the expected time commitment to the Company and other relevant factors.

Risk Oversight and Management

The Board is actively engaged in overseeing the Company's risk management process, which is designed to identify and assess strategic, financial and operational risks with the potential to have sustained impact on the Company. The Board exercises its oversight, both as a whole Board and through its standing committees. The Board, Board committees and management coordinate the risk oversight role in a manner that serves the long-term strategic interests of our Company and stockholders through periodic reporting and open lines of communication. Additionally, the Board reviews the Company's long-term strategic initiatives and operating risks as a part of its regular discussion of the Company's strategy and operating results.

The standing committees of the Board perform separate functions to support the overall risk oversight and assessment process of the Company. The Audit Committee focuses on financial and enterprise risk exposures, including internal controls and cybersecurity, and discusses with management, the internal auditors, and the independent registered public accounting firm, the Company's policies with respect to risk assessment and risk management, including the risk of fraud. The Audit Committee also assists the Board in fulfilling its duties and oversight responsibilities relating to the Company's compliance and ethics programs, including compliance with legal and regulatory requirements, and the Company's Code of Ethics, which applies to our executive officers and directors, as applicable. The Corporate Governance Committee oversees the major risks and mitigation activities related to its area of responsibility, i.e., director elections and corporate governance practices, as well as corporate social responsibility including environmental stewardship and social issues. The Compensation and Human Capital Committee oversees executive compensation programs and policies, including the design, performance metrics and ranges in incentive plans and performs an annual risk assessment of existing compensation policies and programs. The Compensation and Human Capital Committee is also responsible for talent development, succession planning, and oversight of initiatives related to diversity, equity and inclusion.

Company management is charged with adequately identifying material risks that the Company faces in a timely manner; implementing management strategies that are responsive to the Company's risk profile and specific material risk exposures; evaluating risk and risk management with respect to business decision-making throughout the Company; and efficiently and promptly transmitting relevant risk-related information to the Board or appropriate committee, so as to enable them to conduct appropriate risk management oversight.

Compensation Risk Assessment

In November 2023, the Company completed an assessment of its compensation policies, programs and practices and the Compensation and Human Capital Committee's independent consultant completed an assessment of the executive compensation program to determine whether there were any risks related to the design or operation of these plans and programs that were reasonably likely to have a material adverse effect on the Company. The Compensation and Human Capital Committee reviewed and discussed these assessments and concluded that the Company's compensation practices and programs do not encourage excessive risk taking and are not reasonably likely to have a material adverse effect on the Company. In reaching this conclusion, the following mitigating factors were also identified and considered:

• Oversight by an independent and active compensation committee operating under a clearly defined charter with a detailed annual calendar and meeting schedule;

• Robust analytics to support compensation decisions (including market pay data, relative performance comparisons, executive compensation tally sheets, etc.);

• Target pay mix consistent with industry peers and that appropriately balances fixed vs. variable, short-term vs. long-term and cash vs. equity-based compensation;

• Appropriate caps on long-term and short-term cash incentives;

• Balanced equity grants that include stock options, RSUs and PSUs;

• Multi-year vesting on stock-based compensation awards;

• Minimum stock ownership requirements and mandatory holding periods for executives; and

• Executive compensation recoupment clawback policy.

Cybersecurity and Data Privacy

Cybersecurity is among the most critical risks to the Company. For many activities important to its business, the Company depends on the confidentiality, integrity, and availability of information systems and data, some of which are provided or managed by third parties.

The Company's Information Security and Privacy teams reduce first and third-party risk by maintaining a proactive security posture aligned with current threats, detecting cybersecurity events and responding quickly, and building procedures to rapidly recover. These teams are managed by the Vice President, Information Security and Privacy, who reports to the Executive Vice President, Chief Technology, Digital Commerce, and Strategy Officer. The Company's cybersecurity leaders have more than 25 years of relevant experience and multiple professional certifications. The Company is not aware of any material information security breaches of customer personally identifiable information in the past three years.

On behalf of the Board, the Audit Committee provides oversight of the Company's management of cybersecurity risk. The Audit Committee regularly reviews the Company's cybersecurity risks, incidents, audits, assessments, crisis readiness, awareness activities, and compliance with cybersecurity and privacy laws and regulations. The Company's Executive Vice President, Chief Technology, Digital Commerce, and Strategy Officer briefs the Audit Committee quarterly, and more often, if necessary, on active and emerging cybersecurity threats and efforts to strengthen the Company's defenses against these threats.

For more information regarding the Company's cybersecurity and data privacy programs, please refer to the disclosure under the heading "Cybersecurity" in Part I, Item 1C of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2023 and filed with the SEC on February 23, 2024. Such information is incorporated herein by reference.

Corporate Responsibility and Stewardship



Tractor Supply shares the common belief with our customers that we must be good stewards of the land and our natural resources so that future generations can enjoy the same benefits from these resources that we enjoy today. Since launching our Stewardship Program in 2008, we have been focused on becoming more energy efficient, creating less waste and reducing our overall environmental footprint. Over time, we have broadened our Stewardship Program to focus more holistically on sustainability and the opportunity it presents to build a more resilient future in support of *Life Out Here.* In April 2022, we published our first-ever comprehensive Sustainability Report "Stewards of Life Out Here" highlighting milestones and commitments to lessen our environmental footprint and support our communities. To view this report and more details about our Sustainability Program, please visit *https://corporate.tractorsupply.com/Stewardship/.* The Information provided on our website is not part of this proxy statement and is not intended to be incorporated by reference herein. Key highlights from the report include:

Environmental
Recognizing climate change as one of the most pressing issues of our time, we announced ambitious, absolute emissions reduction targets in September of 2021 to demonstrate our commitment to helping address climate change. While these goals were an important first step, we have come to believe that setting a carbon reduction goal in alignment with SBTi criteria will create a reduction pathway that enables future generations to steward the land for years to come. In November of 2023, we announced that we have submitted our letter of commitment to SBTi, outlining our intention to set a science-based target to reduce our carbon footprint. Once approved by SBTi, this new target will replace existing carbon-reduction targets, cover all three scopes of emissions and hold us accountable for more meaningful reductions. As we continue to work to decarbonize our operations, we will continue to invest in energy-savings projects in our stores and distribution centers, procure Green Certified renewable energy credits and invest in renewable energy technologies. We are also proud to have been recognized by the EPA for the fifth consecutive year as a "2023 SmartWay High Performer" based on the sustainable performance of our shipping and freight operations.

Knowing water is a valuable resource, we announced in April 2022 our commitment to conserve 25 million gallons of water by 2025. This goal will be achieved by implementing water efficiency measures within our operations and through projects with an exciting new partnership through the Tractor Supply Company Foundation with Trout Unlimited and Ducks Unlimited. Through that partnership, we made progress against our water goal. Over the past two years, we have planted approximately 68,000 trees, restored over 470 acres of riverbank landscape and conserved more than 10 million gallons of water through these partnerships.

We continue to focus on creating less waste and reducing our overall environmental footprint through recycling programs. We are committed to helping our customers live a more sustainable lifestyle, and we have made substantial investments in sustainable products and sourcing and expanded the number of energy efficient and environmentally friendly products that we carry. We have also expanded our recycling programs and provide our customers with the ability to recycle used oil and vehicle and household batteries.

Social

Diversity, equity and inclusion ("DE&I") plays a key role in moving our business forward. We are committed to providing a diverse, equitable and inclusive culture supported by our mission and values where we respectfully foster different perspectives, ideas and innovative thinking. We have made it a goal to promote inclusiveness and a sense of belonging and to offer a welcoming environment to our team members, customers and communities.

Throughout 2023, we made substantial progress towards our DE&I strategy through key DE&I stakeholders. We also made incremental progress on our comprehensive five-year DE&I goals to support and advance underrepresented groups across our workforce, as well as vendors, suppliers and communities.

DE&I Sustainability Goals include:

• Double the number of stores where team members mirror the communities it serves;

• Increase People of Color at the manager level and above by 50%;

• Increase spending with diverse suppliers by 35%; and

• Increase commitment to funding programs and education for Black and African Americans by 30%.

These goals are based on a 2021 baseline with a 2026 target year.

Governance

Over the past several years, we have increased transparency and disclosure on our commitment to racial equality, climate change, community giving and governance practices for long-term stockholder value creation. We have announced our intent to set a science-based carbon reduction target, published a water conservation goal and set DE&I goals to demonstrate our commitment to the environment and society. We have increased transparency by disclosing climate related information and data to various reporting agencies and intend to continue to review evolving practices, reporting and disclosure approaches. Additionally, in 2021 we adopted an Environmental, Safety & Sustainability Policy that provides a blueprint for our path to a sustainable future, and in 2022 we adopted a Human Rights Policy to ensure fair labor practices within our supply chain.

Board-level oversight of ESG topics as well as the stockholder engagement program sits with members of the Corporate Governance Committee of the Board of Directors. The Corporate Governance Committee reviews stockholder feedback and makes recommendations for follow-up by the Company. Starting in 2021, ESG topics have been a key part of every Board meeting agenda, and starting in 2023 the Board and its committees have increased their focus on climate topics, including relevant updates on emerging climate-related issues and/or progress on our decarbonization strategy.

Human Capital

We believe that our team members are the foundation of our business and that their hard work, passion, commitment and experience drive our success. As a result of our commitment to our team members, we were recognized in by the Great Place to Work Institute as a "Great Place to Work-Certified" company. Additionally, we earned a spot on both the Nashville Business Journal's Best Places to Work and the Tennessean's Top Workplaces in Middle Tennessee lists, as well as national lists including Fortune's Best Workplaces in Retail™, Newsweek's America's Greatest Workplaces and Forbes' America's Best Large Employers. Below are further descriptions of our Company and our focus on the development and support of our team members.

Management and Team Members

As of December 30, 2023, we employed approximately 25,000 full-time and 25,000 part-time Tractor Supply and Petsense by Tractor Supply team members. We typically employ additional part-time team members throughout the year during high sales volume periods. We are not party to any collective bargaining agreements.

Eligible team members can participate in one of our various bonus incentive programs, which provide the opportunity to receive additional compensation based upon individual, team and/or Company performance. In addition to bonus incentive programs, we provide our eligible team members the opportunity to participate in an employee stock purchase plan and a 401(k) retirement savings plan. We offer health insurance for which we share a significant portion of the cost of premiums. We additionally provide our eligible team members with a tuition reimbursement program, paid time off and a six-week parental leave policy for new parents. Our team members also receive a discount on merchandise purchased from the Company.

We encourage a promote-from-within environment when internal resources permit. We also provide internal leadership development programs designed to prepare our high-potential team members for greater responsibility. Our current team of district managers and store managers has an average tenure of approximately nine and six years, respectively. We believe internal promotions, coupled with the hiring of individuals with previous retail experience, provide the management structure necessary to support our long-term strategic growth initiatives.

Store Team Member Learning & Development
We seek to hire store team members who live and appreciate the "Out Here" lifestyle, including recreational farmers, ranchers, homeowners, gardeners and pet enthusiasts. We endeavor to staff our stores with courteous, highly motivated team members and devote considerable resources to training store team members, often in cooperation with our vendors. Our learning and development programs include:

• A thorough on-boarding process to prepare new team members for their new role;

• Productive workplace environment training that is intended to educate team members on Company policies and procedures covering topics such as harassment, discrimination and retaliation;

• DE&I training which is intended to advance a diverse and inclusive culture built on one of our core values of respect, in order to foster different perspectives, ideas and innovative thinking;

• New store opening training that prepares our store managers to open new stores to Company standards;

• A management training program which covers all aspects of our store operations, including delivering superior service and managing the team member experience;

• Structured training on customer service and selling skills;

• Online product knowledge training produced in conjunction with key vendors;

• Leadership development programs that prepare leaders to expand their current contributions;

• Quarterly all store team member meetings; and

• An annual store manager meeting with vendor product presentations.

Workplace Health and Safety
At Tractor Supply, maintaining a healthy, safe environment for our team members and customers is embedded in our mission and values. Team members are empowered to do the "right thing" and encourage the same of others. We are committed to driving a culture of safety for our teams, customers and communities through role-based training specific to Tractor Supply's operations, the use of technology to deliver training and an attitude of continual improvement.

Diversity, Equity and Inclusion

Tractor Supply is committed to the principles of DE&I. We have built a strong and diverse team by purposefully seeking highly qualified diverse candidates with different backgrounds, experience, perspectives, ideas and skill sets. As we move forward, we are working to implement new DE&I initiatives that will result in an even more diverse team across the entire company.

We are committed to providing a diverse and inclusive culture supported by our Mission & Values where we welcome diverse backgrounds and experiences and respectfully foster different perspectives, ideas and innovative thinking. We are stronger together, and we believe in the authenticity our team members bring to work every day. By focusing on our team members, we know that our customers, communities and suppliers will be well served. DE&I play a key role in moving our business forward. Our workforce is approximately 51% male and 49% female. Racial and ethnic minorities comprise approximately 17.2% of our workforce. Women serve in key leadership roles within the Company, including as Executive Vice President, Chief Human Resources Officer, Senior Vice President, General Counsel and Corporate Secretary, Senior Vice President of Investor Relations and Public Relations, Senior Vice President, Chief Marketing Officer and Senior Vice President, General Merchandising. We have taken several steps over the past twelve months to further enhance our DE&I strategy including publishing external DE&I goals aligned with our ESG efforts, enhancing our DE&I strategy to include supplier diversity efforts and continuing activation of our various team member engagement groups supporting development, community involvement and allyship within our Company. We will continue to build on these initiatives to enhance our culture of respect and teamwork across our organization.

Investor Engagement

We value regular engagement with and feedback from a wide variety of stakeholders, including our team members, customers, suppliers, communities and stockholders, because we know that our stakeholders care deeply about what companies do for their communities, for their people and for the planet. At Tractor Supply, our culture is deeply rooted in our mission and values. These principles underpin our longstanding commitment to being responsible Stewards of Life Out Here.

The principal topics of engagement since our 2023 Annual Meeting included:

• Board and committee oversight of ESG matters;

• Integration of our ESG strategy, Stewards of Life Out Here, into every aspect of our business strategy;

• Human capital management, including DE&I and how we have invested in our team and progressed in our DE&I goals;

• Sustainability and ESG matters within our supply chain; and

• Environmental topics, such as our carbon reduction goals, strategic partnerships and carbon emissions.

If you would like to learn more about our ESG progress and reporting, please visit us at https://corporate.tractorsupply.com/Stewardship/default.aspx. If you would like to engage with us, please send correspondence to InvestorRelations@TractorSupply.com.

Communications with Members of the Board

Stockholders interested in communicating directly with members of our Board may do so by writing to our Corporate Secretary, c/o Tractor Supply Company, 5401 Virginia Way, Brentwood, Tennessee 37027, or by emailing *board@tractorsupply.com*. As set forth in our Corporate Governance Guidelines, our Corporate Secretary reviews all such correspondence and regularly forwards correspondence that deals with the functions of the Board or committees thereof or that the Corporate Secretary otherwise determines requires their attention. Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the Board and request copies of any such correspondence. Concerns relating to accounting, internal controls, or auditing matters are immediately brought to the attention of our internal audit department and handled in accordance with procedures established by the Audit Committee with respect to such matters.

Board Member Attendance at Annual Meeting

We strongly encourage each member of the Board to attend our Annual Meeting of Stockholders. All of our then current directors attended the 2023 Annual Meeting.

Director Stock Ownership Guidelines

Each non-employee member of the Board is expected to acquire, within five years of joining the Board, and continue to hold, shares of the Company's Common Stock having an aggregate market value which equals or exceeds a factor of 5x the director's annual cash retainer. Once the target beneficial ownership level is achieved by a director, that director will not be required to acquire any additional shares in the event the stock price decreases, provided the underlying number of shares remain held by the director.

The Compensation and Human Capital Committee evaluates compliance with this policy annually. The Compensation and Human Capital Committee and the Board, in their sole discretion, may waive or extend the time for compliance with this policy. Factors which may be considered include, but are not limited to, non-compliance due to limitations on ability to purchase resulting from blackout periods and the personal financial resources of the director. There is a five-year transition period to allow individuals to become compliant with the policy. All of the Company's directors currently meet this standard or are within the period for initial compliance.

Director Retirement Policy

The Corporate Governance Committee reviews each director's continuation on the Board as his or her term approaches expiration in making its recommendation to the Board concerning his or her nomination for re-election as a director. Pursuant to the Company's director retirement policy, a director may not stand for re-election after his or her 75th birthday.

Compensation and Human Capital Committee Interlocks and Insider Participation

Mr. Weikel, Mr. Cardenas, Mr. Jackson and Mr. Krishnan served on the Compensation and Human Capital Committee of the Board during 2023. There are no, and during 2023 there were no, interlocking relationships between any officers of the Company and any entity whose directors or officers serve on the Compensation and Human Capital Committee, nor did any of our current or past officers or team members serve on the Compensation and Human Capital Committee during 2023.

Political Contributions and Trade Associations

The Board adopted a new Political Contributions and Advocacy Policy in May 2022 and updated it in February 2023. Pursuant to the restated policy the Company is permitted to engage in advocacy efforts at all levels of government in order to support issues important to the Company, its team members, customers and the communities in which it does business.

Corporate Contributions
The Company may make corporate political contributions to state or local candidates, party committees and political organizations from time to time where permissible by law.

Corporate contributions to federal Super PACs, made from Company funds, are prohibited. Additionally, the Company does not make independent political expenditures to directly support or oppose any candidate.

The use of Company funds to reimburse any team member or third party for political contributions is prohibited.

Political Action Committee
The Company has established the bipartisan Tractor Supply Company Political Action Committee ("PAC") to make contributions to candidates, party committees and other PACs. The Board, executives and certain other eligible team members are permitted to make voluntary contributions to the PAC as specified under federal election law. Decisions regarding contributions by the PAC are made by the PAC Board of Directors pursuant to preordained giving criteria. The PAC Board of Directors consists of team members from across the Company in all business units and geographies.

Advocacy Efforts
The Company engages in advocacy efforts at the federal, state and local levels. It seeks to educate elected officials and government leaders about issues important to the Company and how these issues relate to the legislation or government action at hand. The Company's lobbying efforts are headed by the Vice President, Government Relations and actively involve senior management.

The Company's federal lobbying reports, where applicable, can be found at *https://lda.senate.gov/system/public/*. The Company's state lobbying reports, where applicable, can be found on the various state lobbying websites.

Trade and Industry Associations
To augment its own lobbying efforts, the Company is also involved with trade associations and industry groups. These groups coalesce around issues important to the industries in which the Company participates and place concerted effort and resources on those issues. The Company pays membership dues to, and makes payments to, these trade and industry associations.

Public Report
Semiannually, the Company prepares a report on (1) the Company's dues and other payments to industry and trade associations in excess of $10,000; and (2) corporate and PAC political contributions. This report is presented to the Company's Corporate Governance Committee. The report is made available on the Company's website under *Investor Relations > Governance > Governance Documents > Trade Association Memberships 2023*.

General Information

The Audit Committee has re-appointed Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 28, 2024. Ernst & Young LLP has served as the Company's independent registered public accounting firm since 2001. At the Annual Meeting, the stockholders are being asked to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2024.

Stockholder ratification of the Audit Committee's appointment of Ernst & Young LLP as the Company's independent registered public accounting firm is not required; however, the Board is submitting the appointment of Ernst & Young LLP to the stockholders for ratification. If the stockholders fail to ratify the Audit Committee's re-appointment, the Audit Committee will reconsider whether to retain Ernst & Young LLP as the Company's independent registered public accounting firm. In addition, even if the stockholders ratify the appointment of Ernst & Young LLP, the Audit Committee may, in its discretion, appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that a change is in the best interests of the Company.

Representatives of Ernst & Young LLP are expected to attend the Annual Meeting, will have the opportunity to make a statement if they so desire, and will be available to respond to appropriate questions from stockholders.

Fees Paid to Independent Registered Public Accounting Firm

Fees billed by the Company's independent registered public accounting firm for the last two fiscal years were as follows:

	2023	2022
Audit fees [1]	$1,451,703	$1,361,154
Audit related fees	—	—
Tax fees [2]	—	10,000
All other fees [3]	2,000	2,000

(1) Audit fees in 2022 included work relating to the Orscheln Farm & Home acquisition.

(2) Amounts reflect fees incurred for research, filing and other permissible tax services.

(3) Amounts reflect license fees for online research tools.

All services were pre-approved by the Audit Committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by the Company's independent registered public accounting firm. These policies provide that we will not engage the Company's independent registered public accounting firm to render any services unless the service is specifically approved in advance by the Audit Committee.

From time to time, the Audit Committee may pre-approve specific types of services that are expected to be provided by the Company's independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular services to be provided and is also generally subject to a maximum dollar amount.

The Audit Committee's practice is to consider for approval, at its regularly scheduled quarterly meetings, all audit and non-audit services proposed to be provided by the Company's independent registered public accounting firm. In certain limited situations, the chair of the Audit Committee has been delegated authority to consider and, if appropriate, approve audit and non-audit services or, if in the chair's judgment it is considered appropriate, to call a special meeting of the Audit Committee for that purpose.

Board Recommendation



FOR   The Board unanimously recommends that the stockholders of the Company vote "FOR" the proposal to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2024.

Report of the Audit Committee

The Company's Audit Committee consists of four directors. The Board has adopted a charter that governs the Audit Committee. The Audit Committee charter can be found in the Investor Relations section of the Company's website at *https://www.TractorSupply.com*. The members of the Audit Committee are Ricardo Cardenas (Chair), Joy Brown, André Hawaux and Mark J. Weikel, and each is "independent" as defined by the listing standards of Nasdaq and applicable SEC regulations. In addition, the Board has determined that Messrs. Cardenas, Hawaux and Weikel are qualified as audit committee financial experts within the meaning of SEC regulations and the listing standards of Nasdaq.

Company management is primarily responsible for the Company's financial statements and financial reporting process, including assessing the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP, the Company's independent registered public accounting firm, is responsible for planning and carrying out annual audits and quarterly reviews of the Company's financial statements in accordance with standards established by the Public Company Accounting Oversight Board (United States), expressing an opinion on the conformity of the Company's audited financial statements with United States generally accepted accounting principles and auditing and reporting on the effectiveness of the Company's internal control over financial reporting. The Audit Committee monitors and oversees these processes and is responsible for the appointment, compensation and oversight of the Company's independent registered public accounting firm. The Company also has an internal audit department that is actively involved in examining and evaluating internal controls and the effectiveness of the Company's budgeting, financial, operational and information systems activities and reports functionally to the Chair of the Audit Committee and administratively to the Chief Financial Officer.

To fulfill our responsibilities, we did the following:

- We reviewed and discussed with Company management and the independent registered public accounting firm the Company's consolidated financial statements for the fiscal year ended December 30, 2023 and all interim quarters in fiscal 2023.

- We discussed with our in-house counsel legal matters having an impact on financial statements.

- We reviewed management's representations to us that those consolidated financial statements were prepared in accordance with United States generally accepted accounting principles.

- We met periodically with the Company's Vice President of Internal Audit, with and without management present, to discuss the results of Internal Audit's examinations, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

- We reviewed and discussed with Company management the Company's risk assessment process, policies and procedures.

- We discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (United States) and the SEC.

- We received written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board (United States) regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and we have discussed with the Company's independent registered public accounting firm its independence from the Company and its management.

- We considered whether Ernst & Young LLP's provision of non-audit services to the Company is compatible with maintaining its independence from the Company and its management.

- We reviewed and discussed with Company management the annual operating plan, capital budget and the multi-year strategic plan.

- We monitored and discussed with Company management the Company's cash position, capital structure and strategies and credit facilities.

The Audit Committee meets with the Company's independent registered public accounting firm, with and without management present, to discuss the results of the audit of the financial statements, the audit of the effectiveness of the Company's internal control over financial reporting, management's progress in assessing the effectiveness of the Company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 and the overall quality of the Company's financial reporting.

Based on the discussions we had with management and the independent registered public accounting firm, the independent registered public accounting firm's disclosures and letter to us, the representations of management to us, the report of the independent registered public accounting firm and our review of the Company's audited consolidated financial statements for fiscal 2023, we recommended to the Board that such audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2023 for filing with the SEC.

The Audit Committee submits this report:

Ricardo Cardenas, Chair   André Hawaux

Joy Brown   Mark J. Weikel

Background of the Proposal

As required by Section 14A of the Exchange Act, the Company is holding a separate non-binding, advisory stockholder vote to approve the compensation of executive officers as described in the "Compensation Discussion and Analysis," the executive compensation tables and any related information in the Company's proxy statement (commonly known as a "Say on Pay" proposal).

Executive Compensation

As discussed in the "Compensation Discussion and Analysis" section of this proxy statement, the Board believes that our current executive compensation programs directly link executive compensation to our financial performance and strategic initiatives and align the interests of our executive officers with those of our stockholders. Our Board also believes that our executive compensation programs provide our executive officers with a balanced compensation package that includes a reasonable base salary along with annual and long-term incentive compensation programs that are based on the Company's financial performance and the performance of the Company's stock price. These incentive programs are designed to reward our executive officers on both an annual and long-term basis if they attain specified target goals, without unreasonable risk taking.

The "Compensation Discussion and Analysis" section includes additional details about our executive compensation programs. In light of this discussion, the Company believes that its compensation of the Named Executive Officers for fiscal 2023 was appropriate and reasonable and that its compensation programs and practices are sound and in the best interests of the Company and its stockholders. The Say on Pay proposal is set forth in the following resolution:

RESOLVED, that the stockholders of Tractor Supply Company approve, on an advisory basis, the compensation of its Named Executive Officers, as disclosed in the Company's proxy statement for the 2024 Annual Meeting of Stockholders, pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and any related information found in the proxy statement of Tractor Supply Company.

Because your vote on this proposal is advisory, it will not be binding on the Board or the Company. However, the Compensation and Human Capital Committee and the Board will take into account the outcome of the vote when considering future executive compensation arrangements.

Board Recommendation



FOR

The Board unanimously recommends that the stockholders of the Company vote "FOR" the approval of executive compensation of our Named Executive Officers, as disclosed in this proxy statement, pursuant to the compensation disclosure rules of the SEC.

Executive Compensation

Message From the Compensation and Human Capital Committee

To Our Fellow Stockholders:

We seek to establish a compensation program that supports the Company's business strategy and that aligns with and promotes the growth of long-term stockholder value by attracting, retaining and motivating executive leadership. We strongly believe in linking pay to performance. All principal components of the executive compensation program other than base salary are at-risk and based upon the achievement of performance goals or the performance of the Company's stock. Performance share units ("PSUs") serve as an important component of the Company's long-term incentive program and are subject to net sales growth and earnings per share growth performance goals in order to create a direct link between pay and performance. Additionally, in order to further enhance the linkage between pay and performance, we also include performance metrics in our cash incentive plan related to the achievement of net income goals and strategic initiatives and the vesting of PSUs is also subject to relative total stockholder return modifier.

We conduct a rigorous annual review of the executive compensation program. We generally seek to position the total target compensation of the Company's executives within a competitive range of the market 50th percentile. We engage an independent third-party compensation consultant to review and update the compensation peer group and other market data to evaluate whether it consists of comparable organizations, to compare each of the executive positions to relevant positions in the peer group and to gather and analyze compensation data from the peer group to provide an analysis of pay trends for the Company's executive officers.

We believe our committee deliberations over the years have been thorough, robust and at times intense, as we consider the business the Company is building for tomorrow, making changes only when we believe it is clear how it will better align with the Company's long-term strategy and meet the objectives outlined above. Our metrics are relatively simple and are embedded and understood in the Company's culture. Most importantly, we believe the compensation program is effective in incenting, retaining and rewarding the people whose job it is to continuously and sustainably create stockholder value.

Sincerely,

Mark J. Weikel, Chairperson   Rick Cardenas
                                                                     Denise L. Jackson
                                                                     Ramkumar Krishnan

Compensation Discussion and Analysis

Executive Summary

This CD&A describes our executive compensation program for our fiscal year 2023 Named Executive Officers, who were:



Harry A. Lawton III
President, Chief Executive Officer and Director



Kurt D. Barton
Executive Vice President - Chief Financial Officer and Treasurer



Robert D. Mills
Executive Vice President - Chief Technology, Digital Commerce and Strategy Officer



J. Seth Estep
Executive Vice President - Chief Merchandising Officer



John P. Ordus
Executive Vice President - Chief Stores Officer

Strategy Overview

We believe we can grow our business by being an integral part of our customers' lives as the dependable supplier of "Out Here" lifestyle solutions, creating customer loyalty through personalized experiences and our Neighbor's Club loyalty program and providing convenience that our customers expect at anytime, anywhere and in any way they choose. Our team members are empowered to do the right thing for each other, our customers and communities that we serve. We also believe our deep-rooted culture is not just unique; it is the bedrock of our success. Our ability to successfully grow our company to over 2,400 stores (Tractor Supply and Petsense by Tractor Supply combined) is a testament to the durability and resiliency of our business model. More than anything, it's about succeeding by doing things and treating people the right way – including the neighbors we serve, the communities we call home and, of course, our invaluable team members.

Our long-term growth strategy is to:

- Expand and deepen our customer base by providing personal, localized and legendary customer engagements by leveraging content, social media and digital shopping experiences, attracting new customers and driving loyalty;

- Evolve customer experiences by digitizing our business processes and furthering our omni-channel capabilities;

- Offer relevant assortments and services across all channels through exclusive and national brands and continue to introduce new products and services through our test and learn strategy;

- Drive operational excellence and productivity through continuous improvement, increasing space utilization and implementing advanced supply chain capabilities to support growth, scale and agility; and

- Expand through selective acquisitions, as such opportunities arise, to add complementary businesses and to enhance penetration into new and existing markets to supplement organic growth.

Achieving this strategy will require a foundational focus on: (1) connecting, empowering and growing our team to enhance their lives and the communities they live in, enabling them to provide legendary service to our customers; and (2) allocating resources in a disciplined and efficient manner to drive profitable growth and build stockholder value, including leveraging emerging technologies and automation, to align our cost structure to support new business capabilities for margin improvement and cost reductions.

The Company has developed an executive compensation program designed to encourage our executives to execute our growth strategy in line with our mission and values and without taking unreasonable risks. We believe our executive compensation program supports and enables the achievement of the goals in our strategic operating plan by holding our leaders accountable for building and maintaining a strong, performance-based culture.

Our Executive Compensation Practices

We currently maintain the following executive compensation practices that we believe enhance our *pay-for-performance* philosophy and further align our executives' interests with those of our stockholders:

We DO Have This Practice	We DO NOT Have This Practice
✓ Incentive award metrics that are objective and tied to Company performance	✗ Repricing of options without stockholder approval
✓ PSUs with vesting subject to the achievement of key performance metrics and a relative total stockholder return ("TSR") modifier	✗ Hedging transactions or short sales by executive officers or directors
✓ Robust stock ownership guidelines and minimum holding requirements	✗ Tax gross-ups for Named Executive Officers
✓ Compensation recoupment "claw-back" policy	✗ Excise tax gross-ups upon change in control
✓ Limited perquisites	✗ Payout of dividends or dividend equivalents on unearned or unvested equity
✓ Robust anti-hedging and anti-pledging policy	✗ Pension or defined benefit supplemental executive retirement plan (SERP)
✓ Minimum vesting requirements in equity plan for equity awards to promote retention and long-term stockholder alignment	✗ High percentage of fixed compensation
✓ A significant portion of executive compensation is tied to stockholder return in the form of at-risk compensation	✗ Single trigger change in control provision for severance and acceleration of equity awards
✓ Annual "say-on-pay" advisory votes	✗ Liberal change in control definition in equity award or change in control agreements
✓ Annual executive compensation risk assessment by third party	
✓ Market comparison of executive compensation against a relevant peer group	

Financial Performance

We delivered strong financial results again in fiscal 2023, as evidenced by the following highlights:



2023 Financial Performance Highlights
(As a reminder, 2022 included a 53rd week that negatively impacted net sales by 1.6 percentage points and EPS by $0.16)



Sales Growth
compared to fiscal 2022

2.5%
Total Net
Sales Growth

Comparable Store Sales
Flat to Prior Year



Net Income Growth
compared to fiscal 2022

1.7%
Net Income
Increase



Diluted Earnings Per Share FY23

$10.09
(up 3.9% from FY22)



Capital Returned to Stockholders (millions)

$597.0M
Share
Repurchases

$449.6M
Cash
Dividends

Total: $1.05 billion



Stockholder Engagement and Advisory Vote on Executive Compensation

At our 2023 Annual Meeting of Stockholders, 89.4% of the shares represented at the meeting voted to approve, on an advisory basis, the compensation of our Named Executive Officers as described in our 2023 proxy statement. The Compensation and Human Capital Committee considered the results of the 2023 say-on-pay vote and concluded that the stockholders support the Company's executive compensation policies and program, which the Compensation and Human Capital Committee believes continue to provide a competitive pay-for-performance package that effectively incentivizes our Named Executive Officers, encourages long-term retention and aligns the interests of our executives with our stockholders. The Compensation and Human Capital Committee also believed that the Company's financial performance in fiscal 2023 reinforces the Compensation and Human Capital Committee's view that our executive compensation program is achieving its objectives. Accordingly, the Compensation and Human Capital Committee did not make any changes to the Company's executive compensation program in response to the fiscal 2023 say-on-pay vote. The Compensation and Human Capital Committee, however, welcomes, and will continue to consider, stockholder views about our compensation principles when determining executive compensation policies and program.

Total Compensation Program Elements and Targets Overview

Our executive compensation program is built upon our performance-driven culture and long-standing executive compensation philosophies and objectives, as described below under "Our Executive Compensation Philosophy and Framework," which we believe have been key contributors to our long-term success. Accordingly, our financial results and stock performance are reflected in the compensation earned by our Named Executive Officers in fiscal 2023, which we believe is indicative of the linkage between the Company's business strategy and pay philosophy – to be a best-in-class performer driven by best-in-class talent that has a vested interest in our collective, sustainable success. We use a mix of base salary, short-term incentives and long-term incentives that are designed to reward outstanding Company and individual performance and the creation of stockholder value.

The following chart highlights the target pay mix for our Chief Executive Officer and the other Named Executive Officers as a group during fiscal 2023:

Form of Compensation	CEO	Other NEOs (Aggregate)	Description
Base Salary	11%	30.1%	Fixed cash compensation that serves as the platform for our pay-for-performance program. Base salary amounts are reviewed annually and adjusted when deemed appropriate, including to reflect material changes to an executive's role and to maintain market competitiveness.
Cash Incentive Plan ("CIP")	16%	22.5%	Our CIP is designed to motivate and reward our executives for successfully executing our short-term business plans and thereby achieving superior financial results. CIP compensation consists of a cash bonus tied to the Company's achievement of target net income and certain strategic initiatives.
Long-Term Incentives [(1)]	73%	47.4%	Our long-term incentive ("LTI") compensation program is the largest component of our target pay mix and is designed to motivate and reward executives for successfully executing our long-term business plan and to further align executive and stockholder interests. Grants are awarded in the form of stock options, restricted stock units ("RSUs") and PSUs. Stock options and RSUs are subject to minimum service-based vesting periods and the vesting of PSUs is subject to the achievement of targets for growth in net sales and earnings per diluted share, subject to adjustment based on our relative TSR performance. The value of all three forms of LTI compensation is based on the market value of our stock and, therefore, links our executive pay to our stock price performance.

(1)   The percentage displayed in the column "Other NEOs (Aggregate)" excludes the value of a one-time increase to the RSU portion of Mr. Mills' long-term equity incentive awards, as described below.

We believe the relatively large proportion of LTI compensation opportunities in our target pay mix serves to align our executive compensation program with our focus on long-term stockholder value creation.

Total Compensation Program Elements

Each of the Company's fiscal 2023 executive compensation program principal elements is described in further detail below. Please see the section below entitled "Fiscal 2023 Individual Compensation Decisions" for a summary of the compensation awarded and paid to each of the Named Executive Officers.

Base Salary

Our base salaries are structured to provide a base-line level of fixed compensation deemed necessary to recruit and retain top talent. Base salaries for fiscal 2023 for our Named Executive Officers were set by our Compensation and Human Capital Committee after reviewing and considering (i) the experience, skills and performance levels of individual executives, (ii) whether there were any material changes to the individual's role and responsibilities during the year, (iii) each executive's relative pay level against the market, (iv) internal equity among the team and with the entire Company (in terms of salary increase budgets for the Company) and (v) the Chief Executive Officer's recommendations (for positions other than his own). Except for Mr. Lawton, each NEO received a 3.0% base salary adjustment for fiscal 2023, as further described in the "Fiscal 2023 Individual Compensation Decisions" section. In the case of Mr. Lawton, consistent with the Company's compensation philosophy of aligning executive officers' interests with stockholders and to further support the execution of the Company's long-term strategy, the Compensation and Human Capital Committee allocated the entirety of Mr. Lawton's total target direct compensation increase to his target equity grant level.

Cash Incentive Plan (CIP)

The CIP is our cash-based, annual incentive plan for executive officers and is designed to motivate and reward our executives for successfully executing our short-term business plans and thereby achieving superior financial results. The Compensation and Human Capital Committee will continue to refine the CIP as it deems appropriate to continue to align the incentives of our Named Executive Officers with the Company's strategic priorities and the interests of our stockholders.

2023 CIP Target Award Opportunities

In February 2023, the Compensation and Human Capital Committee approved target CIP opportunities for the Named Executive Officers under the 2023 CIP. Each Named Executive Officer's target CIP opportunity is determined after reviewing and considering the individual's role and responsibilities, internal pay equity and the executive's relative pay level compared to the competitive market. The 2023 target CIP opportunities for our Named Executive Officers were 150% of base salary for Mr. Lawton and 75% of base salary for each of the other Named Executive Officers. The 2023 target CIP opportunity for each Named Executive Officer, expressed as a percentage of base salary, did not increase as compared to fiscal 2022. Named Executive Officers receive 25% of the target opportunity for achieving threshold performance and 200% of the target opportunity for achieving maximum performance or above.

2023 CIP Performance Goals and Results

In February 2023, the Compensation and Human Capital Committee approved the Company's 2023 CIP, under which participants were eligible to receive a cash bonus dependent upon the Company's net income for the year in comparison to a net income target set by the Board (75% weighting) and the achievement of certain strategic initiatives described below (25% weighting), with the portion of the award tied to the strategic initiatives also conditioned upon attainment of a net income threshold goal.

The following table sets forth the target achievement levels and our actual 2023 results with respect to the net income metric. For attainment of a net income amount within the range of each percentage referenced below, the Company interpolates the actual CIP amount payable. The Company's net income target for fiscal 2023 under the CIP was $1.16 billion, which represented a 6.4% increase over our fiscal 2022 net income.

| | Performance Level | | | | |
	Threshold (25% payout)	Target (100% payout)	Overachieve (150% payout)	Maximum (200% payout)	Actual Results
Performance Metric					
Net Income (weighted 75% of target) ($000s)	$1,044	$1,160	$1,218	$1,276	$1,107

The Compensation and Human Capital Committee selected net income as the most heavily weighted metric under the 2023 CIP in order to incentivize our Named Executive Officers to continue to focus on our profitability. Under the terms of the CIP, target net income is defined as budgeted net income, which is intended to be a challenging but attainable target if the Company successfully executes on its operating plan for the year. In determining budgeted net income for fiscal 2023, the Board considered a number of factors, including general economic conditions, performance trends in our business, growth rates of comparable retailers and investor expectations.

For fiscal 2023, net income was $1.11 billion, or $10.09 per diluted share, compared to $1.09 billion, or $9.71 per diluted share, in fiscal 2022. As a result, the actual net income was 95% of the target net income amount of $1.16 billion. Under the terms of the CIP, the Compensation and Human Capital Committee may exclude any extraordinary or unusual items when determining whether the net income target is met. However, the Compensation and Human Capital Committee did not make any such adjustments in determining the percentage of the net income target achieved in fiscal 2023. Based on the achievement with respect to the net income performance metric, the Compensation and Human Capital Committee certified a payout equal to 65.8% of each Named Executive Officer's CIP target allocated to net income.

The six strategic initiatives for the fiscal 2023 CIP, which are focused on driving overall business growth, are described in the table below.

Strategic Initiative	Weight	Description	Actual Results (% of Target)	Weighted Payout
Lead with Legendary Service	5.0%	Improve team member selling skills and engagement to increase transaction values	146.7%	7.3%
Differentiate Neighbor's Club Experience	5.0%	Improve frequency of transactions and implicit value of Neighbor's Club members	93.5%	4.7%
Advance Omni Fulfillment	5.0%	Improve omni fulfillment experience by reducing friction in purchase process	200.0%	10.0%
Grow with Orscheln	5.0%	Convert Orscheln stores to an updated Tractor Supply experience	200.0%	10.0%
Fusion and Garden Center Initiatives				
Fusion and Garden Center Cost Efficiency	2.5%	Improve the efficiency and/or costs to execute Fusion models	20.0%	0.5%
Fusion and Garden Center Sales Lift	2.5%	Improve the productivity from Fusion remodel investments	1.5%	0.0%
			Total Weighted Strategic Initiatives Payout:	32.5%

The Compensation and Human Capital Committee selected the strategic initiatives described above in order to further enhance the linkage between pay and performance. The strategic initiatives arise from initiatives that the Company has prioritized to help advance its long-term strategy and achieve business objectives in its long-range plan, but that may not be adequately rewarded by the portion of the CIP calculated based on financial performance. Each strategic initiative is informed through a combination of bottom-up analysis of past performance (when available), top-down assessments of the annual progress required to meet the long-range plan objectives for such initiative and competitive research to benchmark the achievability of the initiative. Performance levels of the strategic objectives were designed to be challenging but achievable with strong management performance.

2023 CIP Payouts

Under the terms of the CIP, the Compensation and Human Capital Committee has the discretion to withhold all or a portion of the bonuses based upon subjective factors such as individual executive performance, unusual and non-recurring factors and strategic long-term decisions affecting Company performance during the year. The Compensation and Human Capital Committee did not make any such adjustments to the bonuses for fiscal 2023. The graphic below illustrates the payout calculations under the 2023 CIP for our President and CEO, Mr. Lawton, and the table below sets forth the target and actual payout amounts for each Named Executive Officer under the 2023 CIP, in each case, based on the results described above:

CIP Payout for Mr. Lawton

CIP Result % of Target Bonus	=	Net Income 49.4% Payout as % of Target x 75%	+	Strategic Initiatives 32.5% Payout as % of Target x 25%	=	81.9%



CIP Payout = Base Salary of $1,250,000 × Target CIP Payout 150% of Base Salary × CIP Result of 81.9% of Target Bonus = 122.85% of Base Salary

Executive	Base Salary ($)	CIP Target (% of Base Salary)	CIP Target ($)	CIP Payout ($)
Harry A. Lawton III	1,250,000	150%	1,875,000	1,535,547
Kurt D. Barton	680,000	75%	510,000	417,669
Robert D. Mills	639,000	75%	479,250	392,486
J. Seth Estep	628,000	75%	471,000	385,729
John P. Ordus	628,000	75%	471,000	385,729

The range of possible fiscal year 2023 CIP payments for each Named Executive Officer is shown in the 2023 Grants of Plan-Based Awards Table in the columns titled "Threshold," "Target" and "Maximum" under the heading titled "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" and the actual amount of CIP payments for each Named Executive Officer is shown in the 2023 Summary Compensation Table in the column titled "Non-Equity Incentive Plan Compensation."

Long-Term Incentive Compensation

LTI awards are issued under the 2018 Omnibus Incentive Plan (the "2018 Plan"). The awards granted under our LTI program serve to balance our short-term incentives by encouraging executives to work toward the creation of stockholder value over the longer term. The program is designed to directly align executive and stockholder interests, promote executive stock ownership and attract and retain top performers. In determining the size of LTI awards, the Compensation and Human Capital Committee considers, among other things, the impact on the burn rate under the 2018 Plan and the dilution to our stockholders of such awards. The 2018 Plan requires that all awards granted under the plan have a minimum vesting period of at least one year from the grant date, except in limited circumstances. In addition, our executives are required to comply with the Company's stock ownership requirements. See "Stock Ownership Guidelines."

Fiscal 2023

For fiscal 2023, the Compensation and Human Capital Committee retained the same overall structure of the fiscal 2022 LTI program, as set forth in the chart below. The balanced structure of the target LTI compensation opportunity ("Target LTI Opportunity"), with half of the LTI Target Opportunity tied to the achievement of pre-established performance goals, is focused on retaining our senior executives and motivating them to create sustainable stockholder value by driving both superior financial results and stock price performance.

2023 Target LTI Opportunity



(1) *The graph above excludes the one-time increase to the RSU portion of Mr. Mills' long-term equity incentive awards, as described below.*

As noted above, consistent with the Company's compensation philosophy of aligning executive officers' interests with stockholders and to further support the execution of the Company's long-term strategy, the Compensation and Human Capital Committee allocated the entirety of Mr. Lawton's total target direct compensation increase to his fiscal 2023 Target LTI Opportunity. Accordingly, the grant date fair value of the fiscal 2023 Target LTI Opportunity provided to Mr. Lawton increased by $1.5 million as compared to his fiscal 2022 Target LTI Opportunity, as further described in "Fiscal 2023 Individual Compensation Decisions" below. The grant date fair value of the fiscal 2023 Target LTI Opportunity for Mr. Barton decreased as compared to his fiscal 2022 Target LTI Opportunity due to a one-time increase in the 2022 Target LTI Opportunity for retentive purposes and in recognition of his strong performance.

Timing of Long-Term Incentive Grants. As in prior years, the Compensation and Human Capital Committee granted annual equity awards to our Named Executive Officers in February 2023 after we announced our financial results for fiscal 2022 and the Compensation and Human Capital Committee had the opportunity to consider our expectations and projections for fiscal 2023. The Compensation and Human Capital Committee's fiscal 2023 regular meeting schedule was determined in the prior fiscal year and the proximity of any awards to other significant corporate events is coincidental. If Named Executive Officers are hired or promoted during the year, they generally receive a grant at the first scheduled Compensation and Human Capital Committee meeting following their hire date or promotion date for an aggregate number of stock options, RSUs and PSUs based on position.

Stock Options. As noted above, 25% of our Target LTI Opportunity in fiscal 2023 consisted of stock options. Because stock options only have value to the executive if the price of the Company's Common Stock increases after the grant date, we believe these awards closely align executives' interests with those of other stockholders by encouraging growth in financial results and other key performance metrics that can positively impact the Company's stock trading price.

All of the stock options granted in fiscal 2023 have minimum vesting periods, with the stock options vesting ratably each year over a three-year period that begins on the grant date.

Restricted Stock Units (RSUs). As noted above, 25% of the target LTI Opportunity in fiscal 2023 consisted of RSUs. We believe RSUs align stockholder and executive interest and serve as an effective retention tool. Like stock options, grants of RSUs are designed to reward our executive officers for creating long-term stockholder value. Unlike stock options, however, RSUs represent the full value of a share of the Company's Common Stock and have value whether or not the price of the Company's stock goes up. However, the value of RSUs fluctuates based on the trading price of the Company's Common Stock.

For 2023, the Compensation and Human Capital Committee approved a one-time increase to the RSU portion of Mr. Mills' Target LTI Opportunity by 859 shares in recognition of his strong performance in connection with the acquisition of Orscheln Farm and Home, LLC, which closed in October 2022.

All RSUs granted to the Named Executive Officers in fiscal 2023 vest ratably, subject to continued employment, each year over a three-year period that begins on the grant date.

Performance Share Units (PSUs). The remaining 50% of our Target LTI Opportunity in fiscal 2023 consisted of PSUs. The number of PSUs that vest, if any, is based upon the achievement of the targeted performance metrics. The performance metrics for the PSUs are growth in net sales and growth in earnings per diluted share, with each of the metrics weighted 50%. Like stock options, grants of PSUs are designed to reward our executive officers for creating long-term stockholder value. Unlike stock options, however, if the performance thresholds are not met, the PSUs do not vest and the executive does not receive compensation. If the performance thresholds and the service conditions are met, PSUs vest and a vested PSU represents the full value of a share of the Company's Common Stock. The value of PSUs also fluctuates based on the trading price of the Company's Common Stock.

The achievement of the performance metrics for PSUs granted in fiscal 2023 is dependent upon the Company's annual net sales and earnings per diluted share for fiscal 2025 as compared to the target level of achievement set by the Board. The target level of achievement for PSUs is set by the Board in consideration of a number of factors, including general economic conditions, performance trends in our business, growth rates of comparable retailers and investor expectations. The earnings per diluted share target also includes an assumption of share repurchase activity over the performance period. The performance goals were designed to be challenging but attainable if the Company successfully executes on its long-term operating plan and achieves strong, sustained performance over the three-year performance period. In 2023, performance metrics for the annual PSU grants also include a relative TSR modifier. The relative TSR modifier was included in order to continue to enhance the linkage between pay and performance.

For grants in 2023, the application of the TSR modifier may result in the number of shares earned from PSU awards being reduced or increased by up to 25% if TSR over the three-year performance period relative to the S&P 500 on the first day of the performance period ("comparator group") falls outside of a defined range. Specifically, after the performance results are certified, the award will be modified up or down as follows, if applicable:

If TSR over the three-year performance period is:	Then:
At or above the 75th percentile of the comparator group	The award will be increased 25%
At or above the 25th and below the 75th percentile of the comparator group	No change to the award
Below the 25th percentile of the comparator group	The award will be decreased 25%

The value of the PSU grants reflects the grant date fair value of the awards assuming target level of achievement. The actual achievement may be higher or lower than the target and the actual number of shares awarded may be more or less. The actual number of shares awarded with respect to the fiscal 2023 grants may also be more or less as a result of the relative TSR modifier. Once the performance period ends, the Compensation and Human Capital Committee will consider all relevant factors, including the impact of share repurchases, in order to determine whether the targets were met and, if so, the corresponding level of achievement. If the performance targets are met, all PSUs granted to the Named Executive Officers in fiscal 2023 will vest 100% on the third anniversary of the grant date, subject to continued employment through the vesting date.

In addition, in connection with the grant of the 2023 PSUs, each of the Named Executive Officers entered into a protective agreement which provides that, during the course of such Named Executive Officer's employment and for 24 months for the CEO or for 18 months for each of the other Named Executive Officers following the termination of his or her employment for any reason, the Named Executive Officer will not perform the same or similar responsibilities that he or she performed for the Company for any competitor of the Company in connection with a competing product or service, will not solicit or employ current or former team members of the Company and will not directly or indirectly interfere with the Company's relationships with its vendors or suppliers. The protective agreement further provides that the Named Executive Officer will not disclose or use confidential or proprietary information or trade secrets of the Company so long as such information remains confidential and will not disparage the Company or its affiliates at any time. In the event of a breach of the protective agreement by the Named Executive Officer, the 2023 PSUs will be automatically forfeited.

Achievement for 2021-2023 PSU Grants

Each of our Named Executive Officers was an executive officer of the Company when PSUs were granted in 2021 under the 2018 Plan. The performance metrics for the fiscal 2021 PSUs were net sales and earnings per diluted share, each measured based on fiscal 2023 performance, as compared to the target level of achievement set by the Board, with each of the metrics weighted at 50%. The earnings per diluted share target also included an assumption of share repurchase activity over the performance period. The potential range of achievement and actual achievement for the PSUs granted in fiscal 2021 are indicated in the following table:

| | | Fiscal 2023 Potential Achievement | | | |
| | | Threshold (50% Achievement) | Target (100% Achievement) | Maximum (200% Achievement) | Actual Achievement |
PSU Performance Metrics					
Net Sales (in thousands)	50% Weight	$11,630,000	$12,425,000	$13,222,000	$14,555,741
Earnings per Diluted Share	50% Weight	$ 7.52	$ 8.04	$ 8.55	$ 10.09

The 2021 PSU awards also included a relative TSR modifier, the application of which could result in the number of shares earned from the 2021 PSU awards being reduced or increased by up to 25% if TSR over the three-year performance period relative to the S&P 500 on the first day of the performance period fell outside of a defined range, as reflected in the table below.

If TSR over the three-year performance period is:	Then:
At or above the 75th percentile of the comparator group	The award will be increased 25%
At or above the 25th and below the 75th percentile of the comparator group	No change to the award
Below the 25th percentile of the comparator group	The award will be decreased 25%

The Company's relative TSR over the three-year performance period applicable to the fiscal 2021 PSU awards was 75.88%, resulting in the number of shares earned for the fiscal 2021 PSU awards being increased by 25%.

Based on the level of achievement for each performance metric as set forth above, the Compensation and Human Capital Committee approved the vesting and settlement of the PSUs granted in fiscal 2021 at 250% of target, resulting in each of the Named Executive Officers receiving the following number of shares underlying these PSUs:

Executive	PSUs at Vesting (# of Shares)
Harry A. Lawton III	40,582
Kurt D. Barton	9,017
Robert D. Mills	9,620
J. Seth Estep	7,215
John P. Ordus	7,215

Fiscal 2023 Individual Compensation Decisions



Harry A. Lawton III

President and CEO

The Board based its assessment of Mr. Lawton's performance primarily upon its evaluation of the Company's financial performance. Under Mr. Lawton's leadership, the Company strongly executed on its financial goals and strategic objectives as part of the Life Out Here strategy. Mr. Lawton and the management team continue to foster a strong organizational culture and foundation for long-term growth.

In addition to the solid financial performance during fiscal 2023, the evaluation of Mr. Lawton's performance is based on the following accomplishments:

- Achieved strong execution on our Life Out Here strategy, drove 13% revenue growth over the past three years through new customer acquisition, greater traffic and conversion, and invested more than $750 million in strategic investments in fiscal 2023 to drive growth and improve productivity;

- Continued Tractor Supply's legacy of providing legendary customer service, receiving numerous industry accolades and achieving an all-time high customer satisfaction score;

- Opened 70 new Tractor Supply stores and 13 new Petsense by Tractor Supply stores in fiscal 2023 and exited the year with the Project Fusion concept in nearly 40% of the store network and 450 garden centers since the beginning of the Company's multi-year remodeling project in fiscal 2020;

- Increased market share through the successful integration of 81 Orscheln Farm & Home store locations;

- Scaled the supply chain to support our significant growth with the opening of our 9th distribution center in Navarre, Ohio and construction of our 10th distribution center in Maumelle, Arkansas;

- Grew the Neighbor's Club loyalty program to 77% of sales, increased our digital business to $1.0 billion, increasing visitors and conversion, and achieved over seven million downloads of our mobile app since launch;

- Made ongoing wage and benefit improvements to support our team members with an average hourly wage rate exceeding $15.50 per hour;

- Made progress against ESG goals to further reduce our carbon emissions, continued progress on water conservation goal and DE&I; and

- Under Mr. Lawton's leadership, the Company posted four consecutive years of the highest revenue and profit in the Company's history and substantially increased stockholder value.

Target Compensation	Compensation Components and Considerations

$11.625 million



Base Salary:

Mr. Lawton's base salary was $1,250,000 for fiscal 2023, which did not change from his fiscal 2022 base salary level.

Annual CIP:

Mr. Lawton's target award under the CIP was 150% of his base salary. However, the award can range from 0% of his base salary, if the Company achieves less than 90% of target net income and below threshold for each of the six strategic initiatives, to 300% of his base salary, if the Company's net income meets or exceeds 110% of the target and each strategic initiative meets or exceeds maximum. As a result of the Company attaining 95% of target net income and three of the six strategic initiatives attaining above target achievement, Mr. Lawton was awarded 122.9% of his base salary under the CIP.

Long-Term Incentive:

Mr. Lawton received long-term equity incentives at a target value of $8,500,000, comprised of 25% stock options, 25% RSUs and 50% PSUs, representing an increase of $1.5 million over the target value of his fiscal 2022 LTI awards. This increase was approved after considering market data and in recognition of Mr. Lawton's strong performance since his appointment as President and Chief Executive Officer. As noted above, consistent with the Company's compensation philosophy of aligning executive officers' interests with stockholders and to further support the execution of the Company's long-term strategy, the Compensation and Human Capital Committee allocated the entirety of Mr. Lawton's fiscal 2023 total target direct compensation increase to his fiscal 2023 Target LTI Opportunity.

Pay Element	Target Value	Awarded Value[1]
Base Salary	$1,250,000	$1,298,077
Annual CIP	$1,875,000	$1,535,547
Long-Term Incentive		
Stock Options	$2,125,000	$2,124,967
RSUs	$2,125,000	$2,124,846
PSUs	$4,250,000	$4,249,795
Total	$11,625,000	$11,333,232

(1) *This amount matches the 2023 Summary Compensation Table with the exception of the all other compensation column. For base salary, amount reflects base compensation earned by the Named Executive Officer during fiscal 2023 and not such officer's approved base salary for the indicated year and amounts may differ due to the timing of annual salary adjustments.*

The Compensation and Human Capital Committee based its assessment of each of the other Named Executive Officers upon its evaluation of the Company's performance and the individual performance of each Named Executive Officer, considering, in particular, the contributions of each of the Named Executive Officers to the Company's performance as a member of the executive committee and as a leader of a business or a function.



Kurt D. Barton

Executive Vice President – Chief Financial Officer and Treasurer

In addition to his contribution to our Company's overall performance, Mr. Barton:

• Successfully navigated challenging macro headwinds and unfavorable weather conditions to achieve increased operating margins while continuing to strategically invest in the business;

• Led an effective capital allocation strategy including investing more than $750 million for capital investments and returning more than $1 billion of capital to stockholders for the second consecutive year;

• Continued the Company's strong track record of dividend growth by increasing the dividend for the 14th consecutive year;

• Implemented new real estate capabilities to enable owned development of new store builds to generate cost savings in future years;

• Effectively raised $750 million through a 10-year fixed rate senior note to provide financial flexibility to support growth initiatives while managing the increased risk of rising interest rates;

• Achieved record sales levels derived from the Private Label Credit Card and the Tractor Supply Co. co-branded credit card for the sixth consecutive year; and

• Maintained a disciplined operating cost structure while supporting our industry-leading customer service.

Target Compensation	Compensation Components and Considerations

$2.69 million

Base Salary:
Mr. Barton's base salary was $680,000 for fiscal 2023, an increase of 3.0% from $660,000 in 2022.

Annual CIP:
Mr. Barton's target award under the CIP was 75% of his base salary. However, the award can range from 0% of his base salary, if the Company achieves less than 90% of target net income and below threshold for each of the six strategic initiatives, to 150% of his base salary, if the Company's net income meets or exceeds 110% of the target and each strategic initiative meets or exceeds maximum. As a result of the Company attaining 95% of target net income and three of the six strategic initiatives attaining above target achievement, Mr. Barton was awarded 61.4% of his base salary under the CIP.

Long-Term Incentive:
Mr. Barton received long-term equity incentives at a target value of $1,500,000, comprised of 25% stock options, 25% RSUs and 50% PSUs.

Pay Element	Target Value	Awarded Value [1]
Base Salary	$680,000	$703,846
Annual CIP	$510,000	$417,669
Long-Term Incentive		
Stock Options	$375,000	$374,962
RSUs	$375,000	$374,999
PSUs	$750,000	$749,796
Total	$2,690,000	$2,621,272

(1) *This amount matches the 2023 Summary Compensation Table with the exception of the all other compensation column. For base salary, amount reflects base compensation earned by the Named Executive Officer during fiscal 2023 and not such officer's approved base salary for the indicated year and amounts may differ due to the timing of annual salary adjustments.*



Robert D. Mills

Executive Vice President – Chief Technology, Digital Commerce and Strategy Officer

In addition to his contribution to our Company's overall performance, Mr. Mills:

- Led the daily operations, integration and successful conversion of all acquired Orscheln Farm & Home stores to Tractor Supply branded stores;

- Introduced emerging technologies, including GenerativeAI based tools to drive improvement in the team member and customer experiences, as well as continued investment in AI driven replenishment tools and in-store technology to drive efficiency;

- Delivered new capabilities to support the continued scale of our business and the privacy and security of our data and intellectual property;

- Continued to evolve our Life Out Here strategy, focusing on legendary customer service, acceleration of our digital business, expansion of our Neighbor's Club Loyalty program and expanding our garden center program;

- Led the Omni Channel business to $1 billion in revenue while introducing new capabilities to increase conversion and reduce order cancellations, including product substitutions, Neighbor's Club Loyalty enhancements and enhancing our mobile app which has reached a milestone of over seven million downloads; and

- In fiscal 2023, Mr. Mills was recognized by CIO Magazine's Top 100 as a Leader in developing technology solutions that support the customer experience and under his leadership, Tractor Supply was recognized as one of the Best Places to Work in IT by IDG/Computerworld for the third consecutive year.

Target Compensation	Compensation Components and Considerations

~$2.218 million

Base Salary:

Mr. Mills' base salary was $639,000 for fiscal 2023, an increase of 3.1% from $620,000 in 2022.

Annual CIP:

Mr. Mills' target award under the CIP was 75% of his base salary. However, the award can range from 0% of his base salary, if the Company achieves less than 90% of target net income and below threshold for each of the six strategic initiatives, to 150% of his base salary, if the Company's net income meets or exceeds 110% of the target and each strategic initiative meets or exceeds maximum. As a result of the Company attaining 95% of target net income and three of the six strategic initiatives attaining above target achievement, Mr. Mills was awarded 61.4% of his base salary under the CIP.

Long-Term Incentive:

Mr. Mills received long-term equity incentives at a target value of $1,100,000, comprised of 25% stock options, 25% RSUs and 50% PSUs. For 2023, the Compensation and Human Capital Committee approved a one-time increase in the RSU portion of Mr. Mill's long-term equity incentive awards by 859 shares in recognition of his strong performance in connection with the acquisition of Orscheln Farm and Home, LLC.

Pay Element	Target Value	Awarded Value [1]
Base Salary	$639,000	$661,385
Annual CIP	$479,250	$392,486
Long-Term Incentive		
Stock Options	$275,000	$274,948
RSUs	$275,000 [2]	$274,790
PSUs	$550,000	$549,803
Total	$2,218,250	$2,153,412

(1) This amount matches the 2023 Summary Compensation Table with the exception of the all other compensation column. For base salary, amount reflects base compensation earned by the Named Executive Officer during fiscal 2023 and not such officer's approved base salary for the indicated year and amounts may differ due to the timing of annual salary adjustments.

(2) The target value reflected for Mr. Mills' fiscal 2023 RSU awards excludes the value of the additional 859 shares granted to him as a one-time increase in the RSU portion of his long-term equity incentive awards, as described above, as it is not viewed as reflective as a component of the annual LTI awards.



J. Seth Estep

Executive Vice President – Chief Merchandising Officer

In addition to his contribution to our Company's overall performance, Mr. Estep:

• Ensured our assortment meets our customers' needs, focusing on consumable, usable and edible products which have outpaced our total comparable store sales growth for eleven consecutive quarters;

• Led the merchandising team to another record-breaking sales year, delivering 13% revenue growth over the last three years by expanding the addressable market and winning share across key categories;

• Exceeded product margin goals while navigating a challenging macro environment through strategic pricing and promotion strategies; and

• Expanded the Project Fusion customer experience to nearly 40% of stores and the garden center offering across more than 450 locations with the goal of providing enhanced experiences, operational improvements and wider assortment.

Target Compensation	Compensation Components and Considerations

$1.899 million

Base Salary:

Mr. Estep's base salary was $628,000 for fiscal 2023, an increase of 3.0% from $610,000 in fiscal 2022.

Annual CIP:

Mr. Estep's target award under the CIP was 75% of his base salary. However, the award can range from 0% of his base salary, if the Company achieves less than 90% of target net income and below threshold for each of the six strategic initiatives, to 150% of his base salary, if the Company's net income meets or exceeds 110% of the target and each strategic initiative meets or exceeds maximum. As a result of the Company attaining 95% of target net income and three of the six strategic initiatives attaining above target achievement, Mr. Estep was awarded 61.4% of his base salary under the CIP.

Long-Term Incentive:

Mr. Estep received long-term equity incentives at a target value of $800,000, comprised of 25% stock options, 25% RSUs and 50% PSUs.

Pay Element	Target Value	Awarded Value [1]
Base Salary	$628,000	$650,077
Annual CIP	$471,000	$385,729
Long-Term Incentive		
Stock Options	$200,000	$199,968
RSUs	$200,000	$199,970
PSUs	$400,000	$399,986
Total	$1,899,000	$1,835,730

(1)   This amount matches the 2023 Summary Compensation Table with the exception of the all other compensation column. For base salary, amount reflects base compensation earned by the Named Executive Officer during fiscal 2023 and not such officer's approved base salary for the indicated year and amounts may differ due to the timing of annual salary adjustments.



John P. Ordus

Executive Vice President – Chief Stores Officer

In addition to his contribution to our Company's overall performance, Mr. Ordus:

• Improved the customer experience resulting in an all-time high customer satisfaction score with Tractor Supply ranking among best-in-class retailers for Overall Value, Merchandise Availability, Staff Friendliness and Speed of Checkout;

• Ensured full staffing and training at all Tractor Supply stores amid a tight labor market and continued expansion of field activity support team, completing over 97% of sales driving initiatives on time;

• Drove a record numbers of credit card applications, Neighbor's Club loyalty sign-ups and service plan enrollments and expanded team member store delivery to over 300 locations which continues to outperform third-party logistics providers for Overall Customer Satisfaction;

• Led the real estate team to open 70 new Tractor Supply stores, execute Project Fusion remodels and more than 150 Garden Center transformations;

• Achieved close to a record low in Tractor Supply store manager turnover; and

• Performed over 5,000 Tractor Supply store promotions as part of our commitment to be the employer of choice in rural America.

Target Compensation	Compensation Components and Considerations

$1.899 million

Base Salary:

Mr. Ordus' base salary was $628,000 for fiscal 2023, an increase of 3.0% from $610,000 in fiscal 2022.

Annual CIP:

Mr. Ordus' target award under the CIP was 75% of his base salary. However, the award can range from 0% of his base salary, if the Company achieves less than 90% of target net income and below threshold for each of the six strategic initiatives, to 150% of his base salary, if the Company's net income meets or exceeds 110% of the target and each strategic initiative meets or exceeds maximum. As a result of the Company attaining 95% of target net income and three of the six strategic initiatives attaining above target achievement, Mr. Ordus was awarded 61.4% of his base salary under the CIP.

Long-Term Incentive:

Mr. Ordus received long-term equity incentives at a target value of $800,000, comprised of 25% stock options, 25% RSUs and 50% PSUs.

Pay Element	Target Value	Awarded Value [1]
Base Salary	$628,000	$650,077
Annual CIP	$471,000	$385,729
Long-Term Incentive		
Stock Options	$200,000	$199,968
RSUs	$200,000	$199,970
PSUs	$400,000	$399,986
Total	$1,899,000	$1,835,730

(1) This amount matches the 2023 Summary Compensation Table with the exception of the all other compensation column. For base salary, amount reflects base compensation earned by the Named Executive Officer during fiscal 2023 and not such officer's approved base salary for the indicated year and amounts may differ due to the timing of annual salary adjustments.

How the Company Makes Compensation Decisions

Our Executive Compensation Philosophy and Framework

Our executive compensation program is designed to support our business strategy and attract, retain and motivate the performance and continuity of the leadership team, with the ultimate goal of generating strong operating results and delivering solid, sustainable returns to our stockholders. On behalf of the Board, the Compensation and Human Capital Committee reviews our compensation philosophy and objectives on a regular basis to evaluate whether they are aligned with the Company's strategic, organizational and cultural goals, and that the Company maintains a competitive position within the marketplace. At present, our compensation decisions are guided by the following principles and philosophies:

- **Pay-for-Performance.** We design our executive compensation program to link pay to performance. We accomplish this through the use of short-term and long-term incentives that are designed to align executive pay to our net sales, net income, earnings per diluted share and stock price performance. By setting short-term and long-term financial targets that we believe will drive stock price performance, our annual and long-term incentive plans work together to align pay and performance.

- **Stockholder Alignment.** Our executive compensation program includes both short-term and long-term incentives tied to performance factors that we believe support stockholder value creation. All principal components of our executive compensation program, other than base salary, are at-risk and contingent upon the achievement of performance goals or our stock price performance. We also maintain robust stock ownership guidelines for all executives.

- **Strategic Business Plan Alignment.** The Company has developed a strategic business plan with both short-term and long-term goals designed to encourage our executives to execute our growth strategy in line with our mission and values, and without taking unreasonable risks. The Company's executive compensation program is designed to support and enable the achievement of the goals in our strategic operating plan by holding our leaders accountable for building and maintaining a strong, performance-based culture.

- **Cultural Alignment.** We believe our Company's culture is unique and drives sustainable business results and that our mission and values are the foundation of our success. We implement compensation practices we believe support the Company's culture and values. Our goal is to develop and benefit from long-term loyal relationships with our team members, customers, vendors, stockholders and other stakeholders.

- **Competitive Compensation Based on Market Analysis.** We believe it is important to be market competitive in order to attract talent and enable our people to build successful careers with our Company. To assess the market competitiveness of compensation levels for the Company's senior executives, the Compensation and Human Capital Committee reviews and considers a variety of information with the assistance of an independent compensation consultant, including an annual review of target pay levels for each executive using market data for a carefully chosen peer group and other comparable companies. While the Compensation and Human Capital Committee generally seeks to position target pay opportunities within a competitive range of the market 50th percentile, it does not believe it is appropriate to establish compensation levels based only on market practices. The Compensation and Human Capital Committee believes that compensation decisions are complex and require a deliberate review of Company and individual performance, experience, tenure and other relevant factors.

Roles of the Compensation and Human Capital Committee, Executive Officers and Independent Consultant

The Compensation and Human Capital Committee works closely with key members of management and its independent compensation consultant to set the compensation for the Company's executives. The roles played by each of these groups are as follows:

Compensation and Human Capital Committee – The Compensation and Human Capital Committee, in order to assist the Board in the discharge of its fiduciary responsibilities relating to the fair and competitive compensation of the executives of the Company:

- Reviews and approves the Company's compensation philosophy;

- Reviews and approves the executive compensation program, plans and awards;

- Reviews and approves the compensation of the Chief Executive Officer and all other executive management members;

- Sets performance goals and objectives for the Chief Executive Officer and the other executive officers;

- Administers the Company's short- and long-term incentive plans and other stock or stock-based plans, as well as its retirement and other benefit plans;

- Annually reviews market data to assess the Company's competitive position with respect to the elements of the Company's compensation and policies relating to fair and equitable pay practices;

- Reviews and assesses senior level positions and evaluates performance; and

- Works with the Board and provides oversight of talent development and succession planning, diversity, equity and inclusion.

Chief Executive Officer – The Chief Executive Officer regularly attends Compensation and Human Capital Committee meetings except as otherwise directed by the Compensation and Human Capital Committee. The Chief Executive Officer provides the Compensation and Human Capital Committee with his assessment of the performance of the executive management members. The Compensation and Human Capital Committee, with the Chief Executive Officer present, discusses this input, along with the market data provided by the Compensation and Human Capital Committee's independent consultant. The Compensation and Human Capital Committee then approves or modifies the recommendations of the Chief Executive Officer with respect to compensation for the other executive management members. The Chief Executive Officer does not participate in the decision-making regarding his own compensation and is not present when his or her compensation is discussed or being acted upon.

Other Management – The Company's Human Resources leader assists the Chief Executive Officer and acts as a liaison to the Compensation and Human Capital Committee and its independent consultant. The Company's Chief Financial Officer and General Counsel also attend meetings, as requested. No other members of management are regularly involved in the executive compensation process or in executive compensation decisions.

Independent Consultant – Pearl Meyer & Partners, LLC ("Pearl Meyer") was engaged by the Compensation and Human Capital Committee to provide consulting services relating to executive compensation for fiscal 2023. Pearl Meyer reports directly to the Compensation and Human Capital Committee and provides no other services to the Company. Pearl Meyer also works with management on a limited basis under the Compensation and Human Capital Committee's direction. An annual assessment of Pearl Meyer's services is conducted and shared with them. In connection with its engagement of Pearl Meyer and in furtherance of maintaining the independence of the Compensation and Human Capital Committee's compensation consultant, the Compensation and Human Capital Committee conducted an independence assessment and determined that Pearl Meyer is independent. In making such determination, the Compensation and Human Capital Committee considered several factors including, but not limited to, the amount of fees received by Pearl Meyer from the Company as a percentage of Pearl Meyer's total revenue, Pearl Meyer's policies and procedures designed to prevent conflicts of interest and the existence of any business or personal relationship that could impact Pearl Meyer's independence. The Compensation and Human Capital Committee is not aware of any, and has not had to address, any potential conflicts of interest that Pearl Meyer may have with Board members or Company management.

Each year, the Compensation and Human Capital Committee requests that its consultant provide an updated competitive market study. The market study focuses on a peer group that is reviewed and approved by the Compensation and Human Capital Committee and that is designed to (i) position Tractor Supply close to the median on key criteria such as revenue, growth, market value, enterprise value, price-to-earnings ratio and total stockholder return, (ii) reduce the overall size dispersion (high to low) within the group and (iii) focus on companies operating in similar retail categories and/or markets. Market data is also sourced from a variety of reputable compensation surveys that contain pay data for comparable executive positions at comparable companies. This data serves as a useful reference point and is used in conjunction with discussions regarding potential differences in the position at Tractor Supply, the performance and potential of the incumbent executive and any internal equity considerations.

Peer Group

Pay data from the following peer group was used to make informed executive compensation decisions in fiscal 2023, which was the same peer group used to make executive compensation decisions in fiscal 2022:

Advance Auto Parts, Inc.	Burlington Stores, Inc.	O'Reilly Automotive, Inc.
AutoZone, Inc.	Casey's General Stores, Inc.	Ross Stores, Inc.
Bath & Body Works, Inc. (f/k/a L Brands, Inc.)	Dick's Sporting Goods, Inc.	ULTA Beauty, Inc.
Best Buy, Inc.	Dollar General Corporation	
BJ's Wholesale Club Holdings, Inc.	Dollar Tree, Inc.	

Stock Ownership Guidelines

Executives of the Company are expected to acquire and continue to hold shares of the Company's Common Stock having an aggregate market value from time to time which equals or exceeds a multiple of base compensation as outlined below within five years of initial appointment.

Title	Ownership Guideline
Chief Executive Officer	6x base compensation
President	4x base compensation
Executive Vice President	3x base compensation
Senior Vice President	2x base compensation

If an executive holds multiple positions with different ownership requirements, the executive must comply with the highest applicable requirement. Once the target ownership level is achieved by an executive, that executive will not be required to acquire any additional shares in the event the stock price decreases, provided the underlying number of shares are held by the executive. Shares subject to stock options, whether vested or unvested, and unvested performance-based awards will not count towards satisfaction of the guidelines. Shares subject to unvested time-based RSU awards will count towards satisfaction of the guidelines.

The Compensation and Human Capital Committee evaluates executive officer compliance with this policy annually. As of the record date, all of the Company's executive officers currently meet this standard or are within the period for initial compliance.

Additional Compensation Information

CEO Employment Agreement and Severance Benefits

The Company does not typically enter into employment agreements with team members, and no executive is party to an employment agreement with the Company with the exception of the Company's Chief Executive Officer, Harry A. Lawton III. Mr. Lawton's employment agreement sets forth the obligations of the Company to Mr. Lawton and certain rights, responsibilities and duties of Mr. Lawton. The employment agreement had an initial term of three years that began on January 13, 2020, which was subsequently extended to February 9, 2026 in early 2023 and which will automatically extend for additional one year periods unless the Company provides prior notice of non-extension. The employment agreement sets forth Mr. Lawton's initial base salary and eligibility to participate in such equity incentive plans as the Company's Compensation and Human Capital Committee may determine appropriate for executive officers and such bonus plans as the Board may determine appropriate for executive officers of the Company, with an annual target bonus of no less than 125% (increased to 150% in early 2023) of the Minimum Base Salary (as defined in the employment agreement).

Mr. Lawton's agreement also contains certain severance benefits, as described below under the heading "Potential Payments Upon Termination or Change in Control." The employment agreement with Mr. Lawton contains covenants regarding the confidentiality of the Company's trade secrets and non-solicitation of Company team members and non-competition with the Company for a period of 24 months following any termination of employment. The severance pay that would be provided to Mr. Lawton by the agreement has been deemed by the Compensation and Human Capital Committee to be commensurate with the value to the Company of the restrictive covenants under which Mr. Lawton would operate after a separation of employment.

In addition, as previously disclosed, in February 2023, the Company amended and restated the award agreements governing the PSU grants made to Mr. Lawton in 2022 and 2021 to provide that if Mr. Lawton's employment is terminated without cause or good reason prior to a change in control, he would be eligible for prorated vesting based on the portion of the vesting period elapsed as of the date of termination. Consistent with the prior award agreements, if Mr. Lawton's employment is terminated due to his death or disability, he would be eligible for full vesting of the awards. In each case, the satisfaction of applicable performance goals would be determined based on actual performance at the end of the performance period, provided that, if there is a change in control following Mr. Lawton's termination of employment, any applicable performance goals would be fixed at the target level.

Please see "Potential Payments Upon Termination or Change in Control" for a summary of the compensation Mr. Lawton would receive upon a termination of employment pursuant to the terms of his employment agreement and outstanding equity award agreements.

Instead of entering into an employment agreement with its executive officers, the Company generally executes an offer of employment before an executive joins the Company. This offer describes the basic terms of the executive's employment, including his or her initial base salary, CIP target and Target LTI Opportunity. The terms of the executive's employment are based thereafter on sustained good performance and the change in control agreements described below. The terms of the offer letter are determined after considering the compensation levels paid to similarly situated executive officers at the Company, the competitive median of the market data to provide a perspective on external practices, input from the Compensation and Human Capital Committee's independent compensation consultant and the compensation deemed necessary to induce the executive to join the Company.

Change in Control Benefits

It is our belief that reasonable change in control protections are necessary for select positions in order to recruit and retain effective executive management. Furthermore, providing change in control benefits should increase the cooperation of executive management with respect to potential change in control transactions that would be in the best interests of stockholders.

For those reasons, each of the Named Executive Officers is party to an agreement with the Company whereby, in the event the employment of such executive officer is terminated during the term of the agreement following a change of control of the Company other than (i) by the Company for cause, (ii) by reason of death or disability or (iii) by the executive officer without good reason (as such terms are defined in the agreement), certain severance benefits will be paid to such executive officer. Each Named Executive Officer party to a change in control agreement must execute and not revoke a general waiver and release of claims. Each Named Executive Officer party to a change in control agreement has agreed not to compete with the Company during their employment and for an 18-month period (24-month period for Mr. Lawton) after termination of employment following a change in control.

Each Named Executive Officer's change in control agreement was amended and restated in February 2023 to extend the term of the agreement through February 28, 2026, with the term automatically extending for an additional one-year period commencing on March 1, 2024 unless the Company gives prior notice of non-extension. The amended and restated change in control agreements generally preserved the benefits under the existing change in control agreements, but eliminated the requirement that the Named Executive Officers remain employed with the Company for six months following a change in control as such provision was viewed as not aligned with market practices, and also updated the methodology for calculating certain bonus-related severance payments, as described in more detail below under the heading "Potential Payments Upon Termination or Change in Control."

Our agreements with Mr. Lawton and our executive officers do not allow for the gross-up of change in control payments and include double trigger change in control provisions for severance benefits and for acceleration of equity awards. The change in control benefits are described in more detail under the heading "Potential Payments Upon Termination or Change in Control."

Deferred Compensation

The Company's officers may elect to participate in the Executive Deferred Compensation Plan. The Executive Deferred Compensation Plan is designed to enhance the Company's ability to attract and retain the services of qualified persons by providing highly compensated team members a vehicle to contribute additional amounts to tax-deferred savings above the amounts they can contribute to the Company's 401(k) Plan, which are limited by the United States Internal Revenue Service ("IRS"). For additional information about the Executive Deferred Compensation Plan, please see the discussion under the heading "2023 Non-Qualified Deferred Compensation."

Other Benefits

Executive management participates in the Company's other benefit plans on the same terms as other team members. These plans include medical, dental and vision benefits, extended sick pay, long-term disability, the Company's Employee Stock Purchase Plan, 401(k) Plan and a 15% team member discount on merchandise purchased in the Company's stores or website. Additionally, officers participate in the Executive Life Insurance Plan which provides for basic term life insurance coverage up to a maximum of $1,000,000, and the Company sponsored Executive Supplemental Individual Disability Insurance program, which provides for additional disability insurance coverage above the limits of the group long-term disability plan not to exceed 60% of monthly income. No other significant benefits are provided.

Executive Compensation Recoupment Clawback Policy

During fiscal 2023, the Compensation and Human Capital Committee amended and restated the Company's executive compensation recovery policy to comply with the clawback rules under the Dodd-Frank Act. The Company's executive compensation recovery policy requires the Company to seek the return, repayment, or forfeiture of any cash or equity-based incentive compensation payment or award made or granted to any current or former executive officer of the Company during the three completed fiscal years immediately preceding the date on which the Company is required to prepare a restatement of its financial statements due to material noncompliance of the Company with any financial reporting requirement under the federal securities laws (a "Restatement"), if: (i) the payment or award was granted, earned or vested based wholly or in part upon the attainment of a restated Company financial reporting measure (including, without limitation, (a) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, (b) any measure that is derived wholly or in part from such measure and/or (c) any measure of stock price or total stockholder return); and (ii) a lower payment or award would have been made or granted to the executive officer based upon the restated financial results had there not been a Restatement. In each such instance, the amount required to be returned, repaid, or forfeited will be the amount by which the executive officer's payment or award for the relevant period exceeded the lower payment or award that would have been made or granted based on the restated results.

No Hedging/No Pledging Policy

In addition to insider trading restrictions, the Company has a policy that prohibits all team members and Board members from engaging in any of the following transactions in the Company's securities:

• Short sales;

• Buying or selling put or call options or other derivative securities;

• Hedging or monetization transactions such as zero-cost collars and forward sale contracts; and

• Holding securities in a margin account or otherwise pledging securities as collateral for a loan.

Compensation and Human Capital Committee Report

The preceding "Compensation Discussion and Analysis" (the "CD&A") should be read in conjunction with the Summary Compensation Table, related tables and narrative disclosures. We have reviewed and discussed the CD&A contained in this Proxy Statement with management. Based on this review and discussion, we have recommended to the Board that the CD&A be included in the Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K.

By the Compensation and Human Capital Committee of the Board of Directors:

Mark J. Weikel, Chairperson

Rick Cardenas
Denise L. Jackson
Ramkumar Krishnan

2023 Summary Compensation Table

The following table summarizes information concerning cash and non-cash compensation paid to or accrued for the benefit of the Company's Chief Executive Officer, Chief Financial Officer and each of the three other most highly compensated executive officers of the Company who served as executive officers at the end of fiscal 2023 for all services rendered in all capacities to the Company for fiscal 2023. This table is presented as required by SEC rules. However, as calculated per SEC rules, the table includes the aggregate grant date fair value of equity awards according to accounting for share-based compensation even though such equity awards were not realized by the executives in fiscal 2023 and may be realized in the future in completely different amounts or not at all depending on a variety of factors such as performance of the business, fluctuations in share price, the failure to satisfy the underlying vesting conditions, etc.

Name and Principal Position	Fiscal Year	Salary ($) [1]	Stock Awards ($) [2] [3]	Option Awards ($) [2]	Non-Equity Incentive Plan Compensation ($) [4]	All Other Compensation ($) [5]	Total ($)
Harry A. Lawton III *President, Chief Executive Officer and Director*	2023	$1,298,077	$6,374,641	$2,124,967	$1,535,547	$ 41,434	$11,374,666
	2022	$1,282,692	$5,249,741	$1,749,996	$2,163,404	$ 37,488	$10,483,321
	2021	$1,147,115	$4,724,795	$2,024,973	$3,105,000	$115,368	$11,117,251
Kurt D. Barton *Executive Vice President – Chief Financial Officer and Treasurer*	2023	$ 703,846	$1,124,795	$ 374,962	$ 417,669	$ 41,820	$ 2,663,092
	2022	$ 681,539	$1,499,799	$ 499,999	$ 571,139	$ 37,045	$ 3,289,521
	2021	$ 633,270	$1,049,798	$ 449,987	$ 857,250	$ 36,904	$ 3,027,209
Robert D. Mills *Executive Vice President – Chief Technology, Digital Commerce and Strategy Officer*	2023	$ 661,385	$1,017,597	$ 274,948	$ 392,486	$ 41,303	$ 2,387,719
	2022	$ 639,231	$ 824,648	$ 274,959	$ 536,524	$ 36,736	$ 2,312,098
	2021	$ 588,270	$1,119,936	$ 479,995	$ 796,500	$ 36,595	$ 3,021,296
J. Seth Estep *Executive Vice President – Chief Merchandising Officer*	2023	$ 650,077	$ 599,956	$ 199,968	$ 385,729	$ 41,890	$ 1,877,620
	2022	$ 628,846	$ 599,744	$ 199,980	$ 527,871	$ 37,501	$ 1,993,942
	2021	$ 576,539	$ 839,952	$ 359,996	$ 783,000	$ 36,989	$ 2,596,476
John P. Ordus *Executive Vice President – Chief Stores Officer*	2023	$ 650,077	$ 599,956	$ 199,968	$ 385,729	$ 40,930	$ 1,876,660
	2022	$ 626,539	$ 599,744	$ 199,980	$ 527,871	$ 36,473	$ 1,990,607
	2021	$ 563,270	$ 839,952	$ 359,996	$ 762,570	$ 36,332	$ 2,562,120

(1) Amounts reflect base compensation earned by the Named Executive Officers during the period indicated and not such officer's approved base salary for the indicated year. Amounts differ due to the timing of annual salary adjustments as well as the number of weeks during the applicable fiscal year.

(2) The amounts in the columns captioned "Stock Awards" and "Option Awards" reflect the aggregate grant date fair value of stock awards and option awards, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation ("ASC 718"). For a description of the assumptions used by the Company in valuing these awards for fiscal 2023, please see Note **2** to the Company's Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2023 filed with the SEC on February 23, 2024.

(3) The stock awards for all years presented include the value of RSUs and PSUs as of the grant date. The award value included in the table above with respect to PSU awards is based on the grant date fair value of the awards assuming target level achievement, which we have determined, in accordance with share-based compensation accounting rules, to be the probable level of achievement of the performance metrics underlying those awards as of the grant date. The table below shows the grant date fair value of the PSUs granted to each Named Executive Officer during fiscal 2023, assuming that: (i) our performance with respect to those performance metrics will be at target levels (i.e., probable performance) and (ii) our performance with respect to those performance metrics will be at levels that would result in a maximum payout.

Name	Grant Date Fair Value (Probable Performance)	Grant Date Fair Value (Maximum Performance)
Harry A. Lawton III	$ 4,249,795	$ 8,499,591
Kurt D. Barton	$ 749,796	$ 1,499,592
Robert D. Mills	$ 549,803	$ 1,099,606
J. Seth Estep	$ 399,986	$ 799,973
John P. Ordus	$ 399,986	$ 799,973

(4) Amounts reflect incentives earned under the CIP, in each case calculated based on the Company's financial performance for the indicated period.

(5) Amounts for fiscal 2023 are comprised of the following:

Name	Company Contribution to 401(k) Plan	Company Contribution to Deferred Compensation Plan	Group Term Life Insurance and Disability Premiums	Employer Paid Healthcare	Other[a]	Total
Harry A. Lawton III	$12,600	$4,500	$9,924	$12,972	$1,438	$41,434
Kurt D. Barton	$12,600	$4,500	$9,465	$13,610	$1,645	$41,820
Robert D. Mills	$12,600	$4,500	$9,143	$13,610	$1,450	$41,303
J. Seth Estep	$12,600	$4,500	$8,686	$14,704	$1,400	$41,890
John P. Ordus	$12,600	$4,500	$8,870	$13,610	$1,350	$40,930

(a) Amounts in this column represent the aggregate incremental cost to the Company of mobile stipends and gift cards provided to the Named Executive Officers in 2023.

2023 Grants of Plan-Based Awards

The following table reflects certain information with respect to awards to the Named Executive Officers to acquire shares of the Company's Common Stock granted under the 2018 Plan and to receive a cash incentive under the Company's CIP for fiscal 2023.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Possible Payouts Under Equity Incentive Plan Awards [2] [4]			All Other Stock Awards: Number of Shares of Stock or Units (#) [3]	All Other Option Awards: Number of Securities Underlying Options (#) [4]	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) [5]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
Harry A. Lawton III		$468,750	$1,875,000	$3,750,000	—	—	—	—	—	—	—	—
	2/8/2023	—	—	—	6,701	17,871	44,678	—	—	—	—	$4,249,795
	2/8/2023	—	—	—	—	—	—	9,457	—	—	—	$2,124,846
	2/8/2023	—	—	—	—	—	—	—	34,887	$232.73	$231.24	$2,124,967
Kurt D. Barton		$127,500	$510,000	$1,020,000	—	—	—	—	—	—	—	—
	2/8/2023	—	—	—	1,182	3,153	7,883	—	—	—	—	$ 749,796
	2/8/2023	—	—	—	—	—	—	1,669	—	—	—	$ 374,999
	2/8/2023	—	—	—	—	—	—	—	6,156	$232.73	$231.24	$ 374,962
Robert D. Mills		$119,813	$479,250	$958,500	—	—	—	—	—	—	—	—
	2/8/2023	—	—	—	867	2,312	5,780	—	—	—	—	$ 549,803
	2/8/2023	—	—	—	—	—	—	2,082	—	—	—	$ 467,794
	2/8/2023	—	—	—	—	—	—	—	4,514	$232.73	$231.24	$ 274,948
J. Seth Estep		$117,750	$471,000	$942,000	—	—	—	—	—	—	—	—
	2/8/2023	—	—	—	630	1,682	4,205	—	—	—	—	$ 399,986
	2/8/2023	—	—	—	—	—	—	890	—	—	—	$ 199,970
	2/8/2023	—	—	—	—	—	—	—	3,283	$232.73	$231.24	$ 199,968
John P. Ordus		$117,750	$471,000	$942,000	—	—	—	—	—	—	—	—
	2/8/2023	—	—	—	630	1,682	4,205	—	—	—	—	$ 399,986
	2/8/2023	—	—	—	—	—	—	890	—	—	—	$ 199,970
	2/8/2023	—	—	—	—	—	—	—	3,283	$232.73	$231.24	$ 199,968

(1) The CIP provides for various potential threshold, target and maximum payouts, as discussed in "Compensation Discussion and Analysis – Annual Cash Incentive Compensation."

(2) The amounts in these columns represent the threshold, target and maximum number of shares that may vest with respect to PSUs granted under the 2018 Plan during fiscal 2023. The PSUs granted to our executives in fiscal 2023 will vest, subject to continued employment, at the end of a three-year period that begins on the date of grant, if the performance objectives are achieved. As further discussed in "Compensation Discussion and Analysis – Long-Term Incentive Compensation: Performance Share Units," the performance metrics for the PSUs are growth in net sales and growth in earnings per diluted share through fiscal 2025 (i.e., a three-year performance period), each of which is weighted 50% in determining achievement, and the performance metrics for the PSUs include a TSR modifier that may result in the number of shares earned from PSU awards being reduced or increased.

(3) Reflects awards of RSUs granted under the 2018 Plan which vest ratably, subject to continued employment, each year over a three-year period from the date of the grant.

(4) Options are awarded pursuant to the 2018 Plan by the Compensation and Human Capital Committee and the exercise price is equal to the closing price of the Company's Common Stock on the day preceding the day of the corresponding Committee meeting at which such awards are granted. Options awarded to the Named Executive Officers vest ratably each year over a three-year period and have a 10-year life.

(5) The grant date fair value of equity awards is computed in accordance with the share-based compensation accounting rules as further described in Note 2 to our Annual Report on Form 10-K for the fiscal year ended December 30, 2023 that was filed with the SEC on February 23, 2024, excluding the effect of any estimated forfeitures. The grant date fair value of PSU awards as included in this column reflects target achievement (i.e., probable performance on the grant date).

Outstanding Equity Awards at Fiscal 2023 Year-End

The following table reflects all outstanding equity awards held by the Named Executive Officers at the end of fiscal 2023:

Name	Grant Type	Grant Date	Option Awards				Stock Awards			
			Number of Securities Underlying Unexercised Options Exercisable (#) [1]	Number of Securities Underlying Unexercised Options Unexercisable (#) [1]	Option Exercise Price ($) [2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) [3]	Market Value of Shares or Units of Stock That Have Not Vested ($) [4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) [5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) [4]
Harry A. Lawton III	Option	2/5/2020	59,330	—	$ 91.10	2/5/2030	—	—	—	—
	Option	2/3/2021	44,808	22,405	$143.18	2/3/2031	—	—	—	—
	Option	2/9/2022	11,685	23,371	$221.95	2/9/2032	—	—	—	—
	Option	2/8/2023	—	34,887	$232.73	2/8/2033	—	—	—	—
	RSU	2/3/2021	—	—	—	—	5,682	$1,221,800	—	—
	PSU	2/3/2021	—	—	—	—	40,582	8,726,455	—	—
	RSU	2/9/2022	—	—	—	—	5,463	$1,174,709	—	—
	PSU	2/9/2022	—	—	—	—	—	—	15,545	$3,342,641
	RSU	2/8/2023	—	—	—	—	9,457	$2,033,539	—	—
	PSU	2/8/2023	—	—	—	—	—	—	17,871	$3,842,801
Kurt D. Barton	Option	2/8/2017	6,712	—	$ 73.18	2/8/2027	—	—	—	—
	Option	2/7/2018	50,459	—	$ 67.28	2/7/2028	—	—	—	—
	Option	2/6/2019	21,496	—	$ 89.59	2/6/2029	—	—	—	—
	Option	2/5/2020	24,271	—	$ 91.10	2/5/2030	—	—	—	—
	Option	2/3/2021	9,957	4,979	$143.18	2/3/2031	—	—	—	—
	Option	2/9/2022	3,338	6,678	$221.95	2/9/2032	—	—	—	—
	Option	2/8/2023	—	6,156	$232.73	2/8/2033	—	—	—	—
	RSU	2/3/2021	—	—	—	—	1,263	$ 271,583	—	—
	PSU	2/3/2021	—	—	—	—	9,017	1,938,925	—	—
	RSU	2/9/2022	—	—	—	—	1,561	$ 335,662	—	—
	PSU	2/9/2022	—	—	—	—	—	—	4,441	$ 954,948
	RSU	2/8/2023	—	—	—	—	1,669	$ 358,885	—	—
	PSU	2/8/2023	—	—	—	—	—	—	3,153	$ 677,990
Robert D. Mills	Option	2/8/2017	5,010	—	$ 73.18	2/8/2027	—	—	—	—
	Option	2/7/2018	9,607	—	$ 67.28	2/7/2028	—	—	—	—
	Option	8/8/2018	5,501	—	$ 78.98	8/8/2028	—	—	—	—
	Option	2/6/2019	9,410	—	$ 89.59	2/6/2029	—	—	—	—
	Option	2/5/2020	15,266	—	$ 91.10	2/5/2030	—	—	—	—
	Option	2/3/2021	5,311	5,311	$143.18	2/3/2031	—	—	—	—
	Option	2/9/2022	1,836	3,672	$221.95	2/9/2032	—	—	—	—
	Option	2/8/2023	—	4,514	$232.73	2/8/2033	—	—	—	—
	RSU	2/3/2021	—	—	—	—	1,347	$ 289,645	—	—
	PSU	2/3/2021	—	—	—	—	9,620	2,068,589	—	—
	RSU	2/9/2022	—	—	—	—	858	$ 184,496	—	—
	PSU	2/9/2022	—	—	—	—	—	—	2,442	$ 525,103
	RSU	2/8/2023	—	—	—	—	2,082	$ 447,692	—	—
	PSU	2/8/2023	—	—	—	—	—	—	2,312	$ 497,149
J. Seth Estep	Option	5/8/2017	7,120	—	$ 61.95	5/8/2027	—	—	—	—
	Option	2/7/2018	16,819	—	$ 67.28	2/7/2028	—	—	—	—
	Option	2/6/2019	7,165	—	$ 89.59	2/6/2029	—	—	—	—
	Option	2/5/2020	11,326	—	$ 91.10	2/5/2030	—	—	—	—
	Option	2/3/2021	7,966	3,983	$143.18	2/3/2031	—	—	—	—
	Option	2/9/2022	1,335	2,671	$221.95	2/9/2032	—	—	—	—
	Option	2/8/2023	—	3,283	$232.73	2/8/2033	—	—	—	—
	RSU	2/3/2021	—	—	—	—	1,010	$ 217,180	—	—
	PSU	2/3/2021	—	—	—	—	7,215	$1,551,441	—	—
	RSU	2/9/2022	—	—	—	—	624	$ 134,179	—	—
	PSU	2/9/2022	—	—	—	—	—	—	1,776	$ 381,893
	RSU	2/8/2023	—	—	—	—	890	$ 191,377	—	—
	PSU	2/8/2023	—	—	—	—	—	—	1,682	$ 361,680

Name	Grant Type	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options Exercisable (#) (1)	Option Awards: Number of Securities Underlying Unexercised Options Unexercisable (#) (1)	Option Awards: Option Exercise Price ($) (2)	Option Awards: Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#) (3)	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested ($) (4)	Stock Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (5)	Stock Awards: Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (4)
John P. Ordus	Option	8/8/2018	4,125	—	$ 78.98	8/8/2028	—	—	—	—
	Option	2/6/2019	7,165	—	$ 89.59	2/6/2029	—	—	—	—
	Option	2/5/2020	11,326	—	$ 91.10	2/5/2030	—	—	—	—
	Option	2/3/2021	7,966	3,983	$143.18	2/3/2031	—	—	—	—
	Option	2/9/2022	1,335	2,671	$221.95	2/9/2032	—	—	—	—
	Option	2/8/2023		3,283	$232,73	2/8/2033	—	—	—	—
	RSU	2/3/2021	—	—	—	—	1,010	$ 217,180	—	—
	PSU	2/3/2021	—	—	—	—	7,215	1,551,441	—	—
	RSU	2/9/2022	—	—	—	—	624	$ 134,179	—	—
	PSU	2/9/2022	—	—	—	—	—	—	1,776	$ 381,893
	RSU	2/8/2023	—	—	—	—	890	$ 191,377	—	—
	PSU	2/8/2023	—	—	—	—	—	—	1,682	$ 361,680

(1) Reflects awards of options. Option awards vest one-third annually over the first three years following the grant date.

(2) Options are awarded by the Compensation and Human Capital Committee and the exercise price is equal to the closing price of the Company's Common Stock on the day preceding the corresponding Compensation and Human Capital Committee meeting at which such awards are granted.

(3) The amounts in this column represent RSUs granted in 2021, 2022 and 2023 and PSUs granted in 2021, in each case, which were outstanding as of December 30, 2023 and, with respect to the PSUs, for which the performance conditions have been satisfied. RSU awards vest one-third annually over the first three years following the grant date. The 2021 PSU awards included in this column cliff vested on the third anniversary of the grant date.

(4) Market value of unvested stock awards was determined based on the closing price of a share of our Common Stock on December 29, 2023 (the last trading day of fiscal 2023), which was $215.03 per share.

(5) The amounts in this column represent PSUs outstanding as of December 30, 2023 for which the performance conditions have not yet been satisfied. The PSU amounts included assume a target level of achievement. However, the actual number of shares issued, if any, may be higher than target level based on actual achievement levels relative to the performance objectives and for PSUs granted in 2022 and 2023, are subject to further adjustment based on a relative TSR modifier. If the performance and service conditions are met, the PSU awards will cliff vest on the third anniversary of the grant date.

2023 Option Exercises and Stock Vested

The following table reflects certain information with respect to options exercised by the Named Executive Officers during the 2023 fiscal year as well as stock awards that vested during fiscal 2023:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired On Exercise (#)	Value Realized on Exercise ($) [1]	Number of Shares Acquired on Vesting (#) [2]	Value Realized on Vesting ($) [3]
Harry A. Lawton III	—	—	60,587	$13,933,281
Kurt D. Barton	5,000	$790,150	16,271	$ 3,741,645
Robert D. Mills	—	—	12,211	$ 2,808,161
J. Seth Estep	3,447	$527,460	7,961	$ 1,831,023
John P. Ordus	—	—	7,961	$ 1,831,023

(1)   The value realized equals the difference between the exercise price of the stock options and the market price of our Common Stock at the time of exercise, multiplied by the number of shares to which the exercise relates.

(2)   Represents the gross number of shares acquired upon vesting of stock awards, without deduction for shares that may have been withheld to satisfy applicable tax withholding obligations.

(3)   The value realized equals the average of the high and low per share sales price of our Common Stock on the business day immediately preceding the vesting date, multiplied by the number of shares vested.

2023 Non-Qualified Deferred Compensation

The Executive Deferred Compensation Plan provides that designated participants may elect to defer up to 40% of their annual base salary (including vacation pay, sick pay and holiday pay, overtime, shift differentials and commissions) and up to 92% of their annual incentive compensation under the CIP. Under the Executive Deferred Compensation Plan, the participants' salary deferral is matched by the Company, 100% on the first $3,000 of base salary contributed and 50% on the next $3,000 of base salary contributed limited to a maximum annual matching contribution of $4,500. **Effective January 1, 2013, each participant has a choice of deemed investments for their plan account. Each participant is deemed to be invested in these investment options for the purposes of determining the amount of earnings or losses to be credited to their account. Contributions made to the plan before January 1, 2013 earn simple annual interest at the prime rate in effect on January 1st of each year which is credited quarterly; however, those assets are not available for transfer into the new investment options.** Each participant is fully vested in all amounts credited to their deferred compensation account. Payments under the Executive Deferred Compensation Plan are made in cash in a single lump sum payment or, if permitted by the Compensation Committee, in installments. A participant may elect to have his or her balance distributed to him or her on the date of such participant's separation from service, death or total and permanent disability (each, a "Distribution Event"), the anniversary of a Distribution Event, or a date designated by the participant.

The following table sets forth certain information about each Named Executive Officer's participation in the Executive Deferred Compensation Plan in fiscal 2023:

Name	Executive Contributions in Last Fiscal Year ($) [1]	Company Contributions in Last Fiscal Year ($) [2]	Aggregate Earnings in Last Fiscal Year ($) [3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($) [4]
Harry A. Lawton III	$12,500	$4,500	$ 4,310	$ —	$ 37,274
Kurt D. Barton	$20,331	$4,500	$18,771	$ —	$119,404
Robert D. Mills	$35,200	$4,500	$25,081	$(74,917)	$152,080
J. Seth Estep	$ 6,259	$4,500	$ 1,151	$(10,126)	$ 11,893
John P. Ordus	$ 6,259	$4,500	$ 1,131	$(10,163)	$ 11,873

(1) The amounts reported in this column are included in the "2023 Summary Compensation Table" under the heading "Salary."

(2) The amounts reported in this column are included in the "2023 Summary Compensation Table" under the heading "All Other Compensation."

(3) The Company does not provide above-market or preferential earnings on Executive Deferred Compensation Plan contributions and, accordingly, these amounts were not reported in the "2023 Summary Compensation Table."

(4) Of these balances, the following amounts were reported in Summary Compensation Tables in prior years' proxy statements: Mr. Lawton – $33,289; Mr. Barton – $48,427; Mr. Mills – $70,363; Mr. Estep – $21,137; and Mr. Ordus – $26,737.

Potential Payments Upon Termination or Change in Control

Payments Made Upon Death or Disability

If the employment of any of the Named Executive Officers (other than Mr. Lawton, whose rights are described below under "Payments to Mr. Lawton") is terminated by death or disability, the Named Executive Officer will be fully vested in all then-outstanding stock options and all then-outstanding RSUs of the Company and all such options will remain exercisable until the earlier of (i) one year after the date of termination and (ii) the otherwise applicable normal expiration date of the option.

Pursuant to the award agreements under which the Named Executive Officers were granted PSUs, in the event that a Named Executive Officer's employment is terminated as a result of his or her death or disability, the Named Executive Officer will be fully vested in all PSUs, provided that if termination occurs prior to the end of the performance period, any PSUs will not be settled until the Compensation and Human Capital Committee determines the number of PSUs that should vest based on the achievement of the underlying performance targets.

Under the terms of the Company's disability plan, the Named Executive Officers are eligible for a disability benefit that is equal to a maximum of $10,000 per month. The definition of disability is the same as that used for the disability plan covering all team members except that a Named Executive Officer's disability must preclude the officer's ability to carry out only his or her executive function. The disability benefit would be reduced by any benefits payable under Social Security or worker's compensation. The payments continue based on age and various Social Security qualifications. Additionally, the Named Executive Officers are eligible for a supplemental disability benefit under the Company-sponsored Executive Supplemental Individual Disability Insurance program, which provides for additional coverage above the $10,000 per month limit of the group long-term disability plan not to exceed 60% of monthly income.

Payments Upon Certain Termination Events

Payments to Mr. Lawton

In the event that Mr. Lawton's employment is terminated by the Company without cause or by Mr. Lawton for good reason (each as defined in his employment agreement), and if Mr. Lawton signs a customary release of all claims in favor of the Company, Mr. Lawton would be entitled to (a) 2.0 times his annual base salary, in a lump sum, (b) 2.0 times his target cash bonus for such year multiplied by the average of the bonus percentage applied to other executive officers' target cash bonuses for the prior three fiscal years pursuant to any cash bonus plan maintained by the Company in respect of the fiscal years preceding the date of termination, in a lump sum and (c) a lump sum payment equal to the estimated cost of life, disability, accident and health insurance benefits for Mr. Lawton and his dependents for two years. In the event of termination due to death or disability, Mr. Lawton would be entitled to base salary and benefits earned through the date of termination and an amount equal to the pro rata portion of the actual cash bonus earned for the year in which the date of termination occurs. In the event of a termination by the Company for cause or by Mr. Lawton without good reason, Mr. Lawton would receive only base salary and benefits earned through the date of termination.

Mr. Lawton's employment agreement also provides that upon termination due to death or disability, Mr. Lawton will be fully vested in all then-outstanding stock options and all then-outstanding RSUs of the Company and all such options will remain exercisable until the earlier of (i) the second anniversary of the date of termination and (ii) the otherwise applicable normal expiration date of such option. In the event of termination of Mr. Lawton's employment by the Company without cause or by Mr. Lawton for good reason, the vesting of all of the outstanding stock options and RSUs held by Mr. Lawton scheduled to vest in the 12-month period following the date of termination will be accelerated and any such options will remain exercisable until the earlier of (i) the second anniversary of the date of termination and (ii) the otherwise applicable normal expiration date of such option. The vesting of any PSUs will vest according to the terms of the applicable award agreement in the case of Mr. Lawton's termination due to death or disability, termination by the Company without cause or by Mr. Lawton for good reason (each as described above) or following a change in control (as described below). Pursuant to the award agreements under which Mr. Lawton has been granted PSUs, such PSUs will vest pro-rata based on actual performance upon his termination by the Company without cause or Mr. Lawton for good reason.

Payments to Certain Other Named Executive Officers

If the employment of any of the Named Executive Officers (other than Mr. Lawton, whose rights and obligations are described above) is voluntarily or involuntarily terminated, no additional payments or benefits will accrue or be paid other than what has accrued and is vested under the benefit plans discussed above in this Proxy Statement included under the headings "Compensation Discussion and Analysis" and "2023 Non-Qualified Deferred Compensation" or the benefits payable pursuant to the Named Executive Officers' change in control agreements, as described below.

Payments to Be Made Upon a Change in Control

In 2021, the Company entered into Change in Control Agreements with each of the Named Executive Officers (the "Change in Control Agreements"), which were amended in February 2023 to extend the term of the Change in Control Agreements and to adjust the method for calculating severance payments based on the Named Executive Officers' annual bonus opportunities. Other than as described below, the terms of the Change in Control Agreements with all the Named Executive Officers are substantially similar. The term of the Change in Control Agreements continues through February 28, 2026 and is automatically extended for successive one-year terms beginning on March 1, 2024 and on each anniversary thereof unless the Company provides at least 60 days' written notice of non-extension to the Named Executive Officer. If a Change in Control occurs during the term, the term of such agreements will expire no earlier than the second anniversary of the occurrence of such Change in Control. Pursuant to these Change in Control Agreements, if an executive's employment is terminated within two years following a change in control by the Company without cause (and other than due to the executive's death or disability) or by the executive for good reason the executive will receive:

- the equivalent of 1.5x (2.0x with respect to Mr. Lawton) the sum of the Named Executive Officer's base salary as in effect immediately prior to the date of termination and the Named Executive Officer's target annual bonus opportunity for the fiscal year in which the date of termination occurs or the fiscal year in which the Change in Control occurs, whichever is higher, payable in a lump sum;

- a lump sum payment, in cash, equal to the estimated cost of existing life, disability and medical benefits for the executive and his or her dependents for a period of two years beyond the date of termination;

- outplacement services not to exceed $40,000; and

- a pro-rata portion of the executive's annual bonus for the year in which the termination occurs, based on the greater of target and projected performance as of the date of termination, in cash.

The Change in Control Agreements also provide that (except to the extent that more favorable treatment is provided under the applicable award agreement or transaction documents executed in connection with the Change in Control):

- the stock options outstanding at the date of termination will become fully vested and continue to be exercisable until the earlier of (i) the second anniversary of the date of termination and (ii) the otherwise applicable expiration date of the term of such option;

- the RSUs and other equity-based awards outstanding at the date of termination will become fully vested; and

- any awards subject to performance-vesting conditions will be settled assuming a "target" level of performance shall have been achieved.

In the Change in Control Agreements, the Named Executive Officers (other than Mr. Lawton) have agreed, during their employment with the Company and for a period of 18 months following termination of employment by the Company after a change in control, not to compete with the Company's business, solicit or hire any of the Company's team members, disparage the Company or disclose any confidential information or trade secrets of the Company. Pursuant to the terms of his Change in Control Agreement, Mr. Lawton has agreed, for a period of 24 months following termination of employment by the Company after a change in control, not to compete with the Company's business, solicit or hire any of the Company's team members, disparage the Company or disclose any confidential information or trade secrets of the Company.

Any amounts paid to the Named Executive Officers (including Mr. Lawton) under the Change in Control Agreements will be reduced to the maximum amount that could be paid without being subject to the excise tax imposed under Sections 280G and 4999 of the Internal Revenue Code, but only if the after-tax benefit of the reduced amount is higher than the after-tax benefit of the unreduced amount.

Pursuant to the Change in Control Agreements, a change in control is generally deemed to occur upon (i) any person acquiring ownership of the securities of the Company representing more than 35% of the combined voting power of the Company; (ii) any change in the majority of the Board of Directors during any 24-month period during the term; (iii) consummation of a reorganization, merger or consolidation of the Company whereby 50% or more of the combined voting power of the then outstanding shares of the Company changes; or (iv) a sale or disposition of all or substantially all of the assets of the Company (unless such sales do not result in a change in the proportional ownership existing immediately prior to such sale or disposition), or the approval by our stockholders of a complete liquidation or dissolution of the Company.

Pursuant to the award agreements under which the Named Executive Officers have been granted PSUs, if the entity surviving a change in control of the Company assumes the PSUs, the PSUs will be eligible to vest at the target amount on the applicable vesting date(s) if the change in control occurs prior to the end of the performance period or the remaining number of PSUs will continue to vest on the applicable vesting date(s) if the change in control occurs after the end of the performance period, provided that if the Named Executive Officer's employment is terminated without cause by the successor, by the Named Executive Officer for good reason or as a result of the Named Executive Officer's death, disability, retirement or early retirement (each as defined in the award agreement) within one year following the change in control, all such PSUs will vest and be released to the Named Executive Officer. In the event that the successor does not assume the award, a number of PSUs equal to the target award in the event the performance period has not ended, or the actual number of PSUs that would have vested on each vesting date following the performance period if the change in control occurs after the performance period has ended, will vest as of the effective date of the change in control.

Termination and Other Payments Assuming December 30, 2023 Trigger Date

The table immediately following shows potential payments to our Named Executive Officers for various scenarios involving a change in control or termination of employment, assuming a December 30, 2023 termination date.

Executive Payments Upon Termination	Voluntary Termination	Retirement	Voluntary Termination for Good Reason or Involuntary Termination Without Cause [1]	Involuntary Termination With Cause	Change in Control	Death or Disability
Harry A. Lawton III						
Base salary [2]	$ —	$ —	$ 2,500,000	$ —	$ 2,500,000	$ —
Non-equity incentive	—	—	4,650,000[3]	—	5,625,000[4]	1,535,547[5]
Stock options, RSUs and PSUs (vesting accelerated)	—	—	16,060,989[6]	—	16,715,872[7]	21,951,745[8]
Health and welfare benefits [9]	—	—	58,564	—	58,564	—
Life insurance benefits [10]	—	—	—	—	4,636	—
Outplacement services [11]	—	—	—	—	40,000	—
	$ —	$ —	$23,269,553	$ —	$24,944,072	$23,487,292
Kurt D. Barton						
Base salary [2]	$ —	$ —	$ —	$ —	$ 1,020,000	$ —
Non-equity incentive	—	—	—	—	1,275,000[4]	—
Stock options, RSUs and PSUs (vesting accelerated)	—	—	—	—	3,732,422[7]	4,895,842[8]
Health and welfare benefits [9]	—	—	—	—	57,645	—
Life insurance benefits [10]	—	—	—	—	4,636	—
Outplacement services [11]	—	—	—	—	40,000	—
	$ —	$ —	$ —	$ —	$ 6,129,703	$ 4,895,842
Robert D. Mills						
Base salary [2]	$ —	$ —	$ —	$ —	$ 958,500	—
Non-equity incentive	—	—	—	—	1,198,125[4]	—
Stock options, RSUs and PSU (vesting accelerated)	—	—	—	—	3,153,117[7]	4,394,270[8]
Health and welfare benefits [9]	—	—	—	—	57,002	—
Life insurance benefits [10]	—	—	—	—	4,636	—
Outplacement services [11]	—	—	—	—	40,000	—
	$ —	$ —	$ —	$ —	$ 5,411,380	$ 4,394,270

This table continues on the following page.

Executive Payments Upon Termination	Voluntary Termination	Retirement	Voluntary Termination for Good Reason or Involuntary Termination Without Cause [1]	Involuntary Termination With Cause	Change in Control	Death or Disability
J. Seth Estep						
Base salary [2]	$—	$—	$—	$—	$ 942,000	$ —
Non-equity incentive	—	—	—	—	1,177,500[4]	—
Stock options, RSUs and PSU (vesting accelerated)	—	—	—	—	2,193,065[7]	3,123,929[8]
Health and welfare benefits [9]	—	—	—	—	52,627	—
Life insurance benefits [10]	—	—	—	—	4,636	—
Outplacement services [11]	—	—	—	—	40,000	—
	$—	$—	$—	$—	$4,409,828	$3,123,929
John P. Ordus						
Base salary [2]	$—	$—	$—	$—	$ 942,000	$ —
Non-equity incentive	—	—	—	—	1,177,500[4]	—
Stock options, RSUs and PSUs (vesting accelerated)	—	—	—	—	2,193,065[7]	3,123,929[8]
Health and welfare benefits [9]	—	—	—	—	56,456	—
Life insurance benefits [10]	—	—	—	—	4,636	—
Outplacement services [11]	—	—	—	—	40,000	—
	$—	$—	$—	$—	$4,413,657	$3,123,929

(1) These termination provisions reflect the potential payouts for Mr. Lawton based on his employment agreement.

(2) Amounts reflect the contractual multiple of base salary based on the corresponding scenario. Mr. Lawton is entitled to 2.0x base salary by his employment agreement and by his Change in Control Agreement. The other Named Executive Officers are entitled to 1.5x base salary under their respective Change in Control Agreements.

(3) Amount reflects two times Mr. Lawton's cash bonus target for fiscal 2023, multiplied by the average bonus percentage applied to the other executive officers' target bonuses for the prior three fiscal years as set forth in the CIP.

(4) Amounts reflect the sum of (a) the contractual multiple (2.0 for Mr. Lawton and 1.5 for the other Named Executive Officers) times the Named Executive Officer's target annual bonus for the year in which the termination occurs and (b) the greater of the Named Executive Officer's target and projected actual level of performance measured as of the termination date, prorated based on termination date, which is assumed herein to be December 30, 2023 (the last business day of the fiscal year).

(5) Amount reflects Mr. Lawton's fiscal 2023 cash bonus payable under the 2023 CIP, prorated based on termination date, which is assumed herein to be December 30, 2023 (the last business day of the fiscal year).

(6) Amounts include the value of Mr. Lawton's unvested options that would have vested within 12 months of December 30, 2023 computed by multiplying (i) the difference between (a) $215.03, the closing price of a share of our Common Stock on December 29, 2023, the last trading day of fiscal 2023 and (b) the exercise price per share for each option by (ii) the number of unvested shares subject to that option. Amounts also include (i) unvested RSUs that would have vested within 12 months of December 30, 2023 and (ii) unvested PSUs, in each case, valued at $215.03, the closing price of a share of our Common Stock on December 29, 2023, the last trading day of fiscal 2023. The amounts in this column include PSUs for which the performance conditions have not been satisfied,

and for which the performance period has not been completed. The PSU amounts included reflect the actual achievement of 250% of target value for the PSUs granted to Mr. Lawton in fiscal 2021 and the target value for the PSUs granted to Mr. Lawton in fiscal 2023 and fiscal 2022, and pro-rated for period of service during the performance period. The actual number of shares issued for the PSUs granted in fiscal 2023 and fiscal 2022, if any, may be higher or lower than the target based on actual achievement levels relative to the performance objectives and are also subject to a relative TSR modifier. Refer to "Compensation Discussion and Analysis – Long-Term Incentive Compensation: Performance Share Units" for additional information regarding our PSU grants.

(7)   Amounts include the value of unvested options computed by multiplying (i) the difference between (a) $215.03, the closing price of a share of our Common Stock on December 29, 2023, the last trading day of fiscal 2023 and (b) the exercise price per share for each option by (ii) the number of unvested shares subject to that option. Amounts also include unvested RSUs and PSUs valued at $215.03, the closing price of a share of our Common Stock on December 29, 2023, the last business day of fiscal 2023 and based on target performance with respect to PSUs. The actual number of shares issued for these PSUs, if any, may be higher or lower than the target based on actual achievement levels relative to the performance objectives and, for PSUs granted in fiscal 2023 and fiscal 2022, subject to a relative TSR modifier. Refer to "Compensation Discussion and Analysis – Long-Term Incentive Compensation: Performance Share Units" for additional information regarding our PSU grants.

(8)   Amounts include the value of unvested options computed by multiplying (i) the difference between (a) $215.03, the closing price of a share of our Common Stock on December 29, 2023, the last trading day of fiscal 2023 and (b) the exercise price per share for each option by (ii) the number of unvested shares subject to that option. Amounts also include unvested RSUs and PSUs valued at $215.03, the closing price of a share of our Common Stock on December 29, 2023, the last business day of fiscal 2023. The amounts reflected for the PSUs granted to the Named Executive Officers in fiscal 2021 reflect the actual achievement of 250% of target value. The amounts in this column also include PSUs granted to the Named Executive Officers in fiscal 2023 and fiscal 2022 for which the performance conditions have not been satisfied, and for which the performance period has not been completed. In such instance, the PSU amounts included reflect the target values. The actual number of shares issued for the PSUs granted in fiscal 2023 and fiscal 2022, if any, may be higher or lower than the target based on actual achievement levels relative to the performance objectives and are also subject to a relative TSR modifier. Refer to "Compensation Discussion and Analysis – Long-Term Incentive Compensation: Performance Share Units" for additional information regarding our PSU grants.

(9)   Amount reflects the Company's current aggregate total cost for continuation of insurance benefits (e.g., medical, dental, vision and disability) for the contractual duration of the respective agreements.

(10) Amount reflects the Company's current aggregate total cost for continuation of insurance benefits (e.g., life, AD&D) for the contractual duration of the respective agreements.

(11) Amount assumes the maximum for outplacement services allowed under the respective change in control agreements.

Chief Executive Officer Compensation Pay Ratio

Pursuant to Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to disclose the ratio of the median team member's annual compensation to the annual compensation of our CEO (Mr. Lawton).

The median team member was identified from all full-time, part-time, seasonal and temporary team members, excluding the CEO, who were employed by the Company as of the first payroll date in October (i.e., October 6, 2023), consistent with past practice. A total of 48,961 team members were employed on that date. Compensation was measured over the 12-month period beginning on January 1, 2023 and ending on December 30, 2023. The Company's workforce is comprised of approximately 51% full-time and 49% part-time team members with the use of seasonal team members during the spring and fall selling seasons. In identifying the median employee, we annualized compensation for full-time and part-time permanent team members who were employed on October 6, 2023, but did not work for us the entire fiscal year. No full-time equivalent adjustments were made for part-time temporary or seasonal team members.

To identify the team member paid at median annual total compensation out of all of our team members (other than our CEO) in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, we included total gross earnings and employer paid healthcare costs, which were calculated using internal payroll records. Compensation was measured over the 12-month period beginning on January 1, 2023 and ending on December 30, 2023.

Mr. Lawton had fiscal 2023 annual total compensation of $11,374,666, as reflected in the 2023 Summary Compensation Table included in this Proxy Statement. The median team member's annual total compensation for fiscal 2023 that would be reportable in the Summary Compensation Table was $22,152. As a result, the fiscal 2023 CEO pay ratio is 513:1.

Pay Versus Performance

| Fiscal Year [1] | Summary Compensation Table Total for Lawton ($) [2] | Summary Compensation Table Total for Sandfort ($) [2] | Compensation Actually Paid to Lawton ($) [3] | Compensation Actually Paid to Sandfort ($) [3] | Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($) [2] | Average Compensation Actually Paid to Non-PEO Named Executive Officers ($) [3] | Value of Initial Fixed $100 Investment Based on: [4] | | Net Income ($) | Earnings per Diluted Share($) [6] |
							Total Stockholder Return ($)	Peer Group Total Stockholder Return ($) [5]		
2023	11,374,666	N/A	10,502,509	N/A	2,201,273	1,993,237	248	162	$1,107.2 million	$10.09
2022	10,483,321	N/A	11,731,538	N/A	2,396,542	2,553,097	254	114	$1,088.7 million	$ 9.71
2021	11,117,251	N/A	40,228,142	N/A	2,801,775	8,459,346	253	173	$ 997.1 million	$ 8.61
2020	15,812,073	687,621	28,486,709	5,698,799	3,435,622	8,018,942	161	143	$ 749.0 million	$ 6.38

(1) The Principal Executive Officer ("PEO") and other Named Executive Officers for the applicable years were as follows:

- Fiscal 2023: Harry A. Lawton III served as the PEO for the entirety of fiscal 2023 and the Company's other Named Executive Officers were: Kurt D. Barton, Robert D. Mills, J. Seth Estep and John P. Ordus.

- Fiscal 2022: Harry A. Lawton III served as the PEO for the entirety of fiscal 2022 and the Company's other Named Executive Officers were: Kurt D. Barton, Robert D. Mills, J. Seth Estep and John P. Ordus.

- Fiscal 2021: Harry A. Lawton III served as the PEO for the entirety of fiscal 2021 and the Company's other Named Executive Officers were: Kurt D. Barton, Robert D. Mills, J. Seth Estep and John P. Ordus.

- Fiscal 2020: Harry A. Lawton III assumed the role of the PEO on January 13, 2020 and Gregory A. Sandfort served as PEO during fiscal 2020 up to January 12, 2020. The Company's other Named Executive Officers for fiscal 2020 were: Kurt D. Barton, Benjamin F. Parrish, Jr., Robert D. Mills and Melissa D. Kersey.

(2) Amounts reported in this column represent (i) the total compensation reported in the Summary Compensation Table for the applicable year in the case of Messrs. Lawton and Sandfort and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable year for our other Named Executive Officers reported for the applicable year other than the PEO for such years.

(3) To calculate compensation actually paid ("CAP"), adjustments were made to the amounts reported in the Summary Compensation Table for the applicable year. A reconciliation of the adjustments for Messrs. Lawton and Sandfort and for the average of the other Named Executive Officers is set forth following the footnotes to this table. For purposes of valuing equity awards to calculate the CAP adjustments, equity awards were calculated based on their fair value as of the applicable date, calculated in accordance with the methodology used for financial reporting purposes. For awards subject to performance-based vesting conditions as of the end of the applicable fiscal year, the value is based on an estimate of the probable outcome of such performance-based vesting conditions as of the last day of the applicable fiscal year, which is consistent the same methodology used to determine the grant date fair value of the awards.

(4) Pursuant to rules of the SEC, the comparison assumes $100 was invested on December 31, 2019 in our common stock. Historic stock price performance is not necessarily indicative of future stock price performance.

(5) The TSR Peer Group consists of the S&P Retail Index, an independently prepared index that includes companies in the retail industry.

(6) As noted in the CD&A, for 2023, the Compensation and Human Capital Committee determined that earnings per diluted share continues to be viewed as a core driver of the Company's performance and stockholder value creation and, accordingly, was utilized as a performance metric for the PSUs granted in fiscal 2023.

CAP Adjustments

Year	Summary Compensation Table Total ($)	Minus Grant Date Fair Value of Stock Option and Stock Awards Granted in Fiscal Year ($)	Plus Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Option and Stock Awards Granted in Fiscal Year ($)	Plus/(Minus) Change in Fair Value of Outstanding and Unvested Stock Option and Stock Awards Granted in Prior Fiscal Years ($)	Plus Fair Value at Vesting of Stock Option and Stock Awards Granted in Fiscal Year that Vested During Fiscal Year ($)	Plus/(Minus) Change in Fair Value as of Vesting Date of Stock Option and Stock Awards Granted in Prior Years for which Applicable Vesting Conditions were Satisfied During Fiscal Year ($)	Minus Fair Value as of Prior Fiscal Year-End of Stock Option and Stock Awards Granted in Prior Fiscal Years that Failed to Meet Applicable Vesting Conditions During Fiscal Year ($)	Equals Compensation Actually Paid ($)
Harry A. Lawton III								
2023	11,374,666	6,374,641	7,183,422	(2,914,843)	—	1,233,905	—	10,502,509
2022	10,483,321	6,999,737	9,389,310	157,258	—	(1,298,614)	—	11,731,538
2021	11,117,251	6,749,768	18,301,632	17,341,829	—	217,198	—	40,228,142
2020	15,812,073	9,499,806	22,174,442	—	—	—	—	28,486,709
Gregory A. Sandfort								
2023	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2022	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2020	687,621	—	—	4,916,219	—	94,959	—	5,698,799
Other Named Executive Officers (Average)								
2023	2,201,273	835,576	932,554	(494,952)	—	189,938	—	1,993,237
2022	2,396,542	1,174,713	1,575,735	32,210	—	(276,677)	—	2,553,097
2021	2,801,775	1,374,903	3,728,036	3,113,761	—	190,677	—	8,459,346
2020	3,435,622	1,312,374	2,326,156	3,401,301	—	168,237	—	8,018,942

Relationship Between Pay and Performance

We believe the CAP in each of the years reported above and over the three-year cumulative period are reflective of the Compensation and Human Capital Committee's emphasis on "pay-for-performance" as the CAP fluctuated year-over-year, primarily due to the result of our stock performance and our varying levels of achievement against pre-established performance goals under our 2023 CIP and our 2023 LTI program, including our earnings per diluted share performance. The CD&A describes in greater detail the Compensation and Human Capital Committee's emphasis on "pay-for-performance" and how our executive compensation program is designed to link executive compensation with the achievement of our financial objectives as well as stockholder value creation. Because of the leverage of our executive compensation program toward long-term incentives through grants of PSUs, RSUs and stock options, the CAP is most significantly impacted by changes in our stock price over the vesting period of the awards.

Relationship Between CAP and Company TSR

The following graph demonstrates the relationship between CAP over the three-year cumulative period to the PEOs and the other Named Executive Officers and the TSR of the Company and the TSR Peer Group over the same period:



Compensation Actually Paid v. Total Shareholder Return

*The CEO CAP for 2020 reflects the aggregate 2020 CAP for Mr. Lawton and Mr. Sandfort, each of whom served as PEO in 2020.

Relationship Between CAP and Net Income

The following graph demonstrates the relationship between CAP over the three-year cumulative period to the PEOs and the other Named Executive Officers and the Company's net income over the same period:



Compensation Actually Paid v. Net Income
$45,000,000
$40,000,000
$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$-
Compensation Actually Paid
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$-
Net Income (in thousands)
2020
2021
2022
2023
CEO Comp Actually Paid*
NEO Avg. Comp Actually Paid
Net Income (in thousands)

*The CEO CAP for 2020 reflects the aggregate 2020 CAP for Mr. Lawton and Mr. Sandfort, each of whom served as PEO in 2020.

Relationship Between CAP and Diluted Earnings Per Share

The following graph demonstrates the relationship between CAP over the three-year cumulative period to the PEOs and the other Named Executive Officers and the Company's diluted earnings per share over the same period:



Compensation Actually Paid v. Diluted EPS
Compensation Actually Paid
$45,000,000
$40,000,000
$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$-
Diluted EPS
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$-
2020
2021
2022
2023
CEO Comp Actually Paid*
NEO Avg. Comp Actually Paid
Diluted EPS

*The CEO CAP for 2020 reflects the aggregate 2020 CAP for Mr. Lawton and Mr. Sandfort, each of whom served as PEO in 2020.

The following is a list of financial performance measures, which in the Company's assessment represent the most important financial performance measures used by the Company to link compensation actually paid to the Named Executive Officers for 2023. Please see the CD&A for further information regarding each of the measures and their use in the Company's executive compensation program.

- Earnings per diluted share
- Net sales
- Relative total stockholder return
- Stock price

Related Person Transactions and Beneficial Ownership Information

Related Person Transactions

The Board has approved a written policy which provides that any transaction between the Company and any of its directors, director nominees, executive officers, or principal stockholders or affiliates thereof, must be approved by the Audit Committee.

Since the beginning of the Company's last fiscal year, we are not aware of any transactions in which the Company or any of its subsidiaries was or will be a participant and in which any persons deemed to be "related persons" for purposes of Item 404(a) of Regulation S-K under the Exchange Act ("Item 404(a)") had or will have a direct or indirect material interest that require disclosure under Item 404(a).

Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information with respect to the beneficial ownership of each person who is known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock, as of March 15, 2024. The information in the table and the related notes are based on statements filed by the respective beneficial owners with the SEC pursuant to Sections 13(d) and 13(g) under the Exchange Act.

Name of Beneficial Owner	Number of Shares	Percent of Class[1]
The Vanguard Group [2]	12,804,523	11.86%
BlackRock, Inc. [3]	9,638,620	8.93%
Capital International Investors [4]	6,568,025	6.09%
Capital World Investors [5]	5,854,939	5.42%

(1) Percentages calculated are based upon the Company's Common Stock outstanding as of March 15, 2024.

(2) Based solely on information set forth in Schedule 13G/A filed with the SEC on February 13, 2024, these shares are owned by accounts for which The Vanguard Group serves as investment advisor. Such Schedule 13G/A indicated that The Vanguard Group had sole power to vote zero shares, shared voting power for 144,532 shares, sole dispositive power for 12,339,126 shares and shared dispositive power for 465,397 shares. The Vanguard Group's address is 100 Vanguard Blvd., Malvern, PA 19355.

(3) Based solely on information set forth in Schedule 13G/A filed with the SEC on January 25, 2024, BlackRock, Inc. had sole power to vote 8,804,784 shares and sole dispositive power with regard to 9,638,620 shares. BlackRock, Inc.'s address is 50 Hudson Yards, New York, NY 10001.

(4) Based solely on information set forth in Schedule 13G filed with the SEC on February 9, 2024, Capital International Investors had sole power to vote 6,516,444 shares and sole dispositive power with regard to 6,568,025 shares. Capital International Investors' address is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071.

(5) Based solely on information set forth in Schedule 13G filed with the SEC on February 9, 2024, Capital World Investors had sole power to vote 5,849,756 shares and sole dispositive power with regard to 5,854,939 shares. Capital World Investors' address is 333 South Hope Street, 55th Floor, Los Angeles, CA 90071.

Security Ownership of Directors and Management

The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of March 15, 2024, except as otherwise footnoted, by (i) each director or person nominated to be a director, (ii) each Named Executive Officer and (iii) all directors and executive officers of the Company as a group. The determinations of "beneficial ownership" of the Common Stock are based upon responses to Company inquiries that cited Rule 13d-3 under the Exchange Act. Such rule provides that shares shall be deemed to be "beneficially owned" where a person has, either solely or in conjunction with others, the power to vote or to direct the voting of shares and/or the power to dispose, or to direct the disposition, of shares; or where a person has the right to acquire any such beneficial ownership within 60 days after the date of determination. Except as disclosed in the notes to the table, each named person has sole voting and investment power with respect to the number of shares shown as beneficially owned by such person.

Name of Beneficial Owner	Number of Shares	Number of Option Shares, PSUs and RSUs [1]	Number of Vested Deferred RSUs [2]	Total Shares, Option Shares, PSUs and RSUs	Percent of Class [3]
Joy Brown	406	652	797	1,855	*
Ricardo Cardenas	8,096	652	1,649	10,397	*
Meg Ham	—	—	633	633	*
André Hawaux	—	652	—	652	*
Denise L. Jackson	100	652	6,279	7,031	*
Ramkumar Krishnan	4,119	652	5,411	10,182	*
Edna K. Morris	60,290	652	5,141	66,083	*
Mark J. Weikel	8,181	652	—	8,833	*
Harry A. Lawton III	96,804	161,542	—	258,346	*
Kurt D. Barton	19,774	126,603	—	146,377	*
J. Seth Estep	11,652	—	—	11,652	*
Robert D. Mills	19,371	12,258	—	31,629	*
John P. Ordus	15,808	15,713	—	31,521	*
All directors and executive officers as a group (17 persons)	270,394	336,353	21,200	627,947	*

*   Less than 1% of outstanding Common Stock.

(1) Reflects the number of shares that could be purchased by exercise of options exercisable on March 15, 2024 or within 60 days of March 15, 2024 and the number of shares underlying RSUs and PSUs which vest within 60 days of March 15, 2024.

(2) Reflects the number of RSUs that have satisfied the related vesting requirements, but the receipt of the shares has been deferred to a later date.

(3) Pursuant to the rules of the SEC, shares of Common Stock that an individual owner has a right to acquire within 60 days pursuant to the exercise of stock options or vesting of RSUs and PSUs are deemed to be outstanding for the purpose of computing the ownership of that owner and for the purpose of computing the ownership of all directors and executive officers as a group, but are not deemed outstanding for the purpose of computing the ownership of any other owner.

Stockholder Proposals and Nominations

Stockholders who desire to submit to the Company proposals for possible inclusion in the Company's proxy materials for the 2024 Annual Meeting of Stockholders must submit such proposals in writing by November 26, 2024 to the Corporate Secretary of the Company at 5401 Virginia Way, Brentwood, Tennessee 37027. Such submissions must comply with the requirements set forth in Rule 14a-8 of the Exchange Act.

For a stockholder proposal or nomination of one or more director candidates that is not intended to be included in the Company's proxy materials but is intended to be raised by the stockholder from the floor at the 2025 Annual Meeting of Stockholders, the stockholder must provide notice of intention to bring such business or nomination before the meeting no later than February 8, 2025, and no earlier than January 9, 2025. Such notice must comply with the requirements set forth in our Bylaws.

A stockholder's notice of nomination of one or more director candidates to be included in the Company's proxy statement and ballot pursuant to Section 1.2 of our Bylaws must be received by the Corporate Secretary of the Company in writing at the above address no earlier than October 27, 2024 and no later than November 26, 2024, and must otherwise comply with the requirements set forth in our Bylaws.

In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 10, 2025.

Other Matters

Availability of Annual Report to Stockholders

A copy of the Company's Annual Report on Form 10-K for fiscal 2023 has been posted online, along with this proxy statement, each of which is accessible by following the instructions in the Notice. The Annual Report is not incorporated into this proxy statement and is not considered proxy-soliciting materials.

The Company filed its Annual Report on Form 10-K with the SEC on February 23, 2024. We will mail, without charge, upon written request, a copy of our Annual Report on Form 10-K for fiscal 2023, without exhibits. Please send a written request to Investor Relations, Tractor Supply Company, 5401 Virginia Way, Brentwood, Tennessee 37027, or complete the request form on the investor relations page of our website at *https://www.TractorSupply.com.*

Other Business

The Board does not intend to present any business at the Annual Meeting other than the items stated in the "Notice of Annual Meeting of Stockholders" and knows of no other business to be presented for action at the meeting. If, however, any other business should properly come before the meeting or any continuations or adjournments thereof, it is intended that the proxy will be voted with respect thereto in accordance with the best judgment and discretion of the persons named in the proxy.

As noted elsewhere in our proxy statement, stockholders may, pursuant to applicable law and the procedures and requirements of the Bylaws, directly nominate candidates to stand for election to the Board by stockholders, and the Company respects such stockholder rights. The Corporate Governance Guidelines of the Company also note that the Corporate Governance Committee will also consider stockholder recommendations of qualified nominees when such nominees are submitted in accordance with the Bylaws.

In response to a recent stockholder proposal received by the Company that the proponent confirmed was not prompted by any specific concerns regarding the Company or the Board, the Company has confirmed, in connection with such proposal being withdrawn following constructive engagement, that it will not, without stockholder consent, adopt new amendments to such Bylaw provisions that would expressly:

(1) require nominating investment fund stockholders to disclose the confidential identities of their less than five percent "passive" third-party limited partners (if any) who are not otherwise involved in the nomination, campaign or the Company solely on account of such member's economic interests in the nominating fund; or

(2) require nominating stockholders to disclose unrelated information regarding their confidential future plans for nominating other candidates to other public company boards or prior nominations of other candidates and proposals previously privately submitted to other public companies in the past;

provided that if the Board, in its exercise of its fiduciary responsibilities, deems it to be in the best interests of the Company and its stockholders to adopt such a provision without the delay that could come from the time reasonably anticipated to seek a stockholder vote, the Board will publicly disclose such Bylaw amendment in accordance with applicable law and either subsequently submit such Bylaw provision to stockholders for ratification or cause such new Bylaw requirement to expire within one year.

Costs of Solicitation

In addition to solicitation by mail, certain of the Company's directors, officers and regular team members, without additional compensation, may also solicit proxies personally or by telephone. The costs of such solicitation will be borne by the Company. The Company will also make arrangements with brokerage houses, custodians and other nominees to send proxy materials to the beneficial owners of shares of the Company's Common Stock held in their names, and the Company will reimburse them for their related postage and clerical expenses.

Householding

If you are a beneficial owner of shares of Common Stock, your bank, broker, or other nominee may deliver a single set of proxy materials to any household at which two or more stockholders reside unless contrary instructions have been received from you. This procedure, referred to as householding, reduces the volume of duplicate materials stockholders receive and reduces mailing expenses.

Stockholders may revoke their consent to future householding mailings or enroll in householding by contacting their bank, broker, or other nominee. Alternatively, if you wish to receive a separate set of proxy materials for the 2024 Annual Meeting of Stockholders or future stockholder meetings, please contact: Tractor Supply Company, 5401 Virginia Way, Brentwood, Tennessee 37027, Attention: Investor Relations Dept., Telephone: (615) 440-4000. We will deliver the requested documents to you promptly upon receipt of your request.

Website References

This proxy statement includes several website addresses and references to additional materials found on those websites, including our stewardship reporting. These websites and materials are provided for convenience only, and the content on the referenced websites is not incorporated by reference herein and does not constitute a part of this proxy statement or any of the Company's other SEC filings.

Forward-Looking Statements

This proxy statement and statements included or incorporated by reference in this proxy statement include certain forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Act"). All statements, other than statements of historical facts, that address activities, events, or developments that we expect or anticipate will or may occur in the future, including such things as business strategy, expansion and growth of our business operations and other such matters, are forward-looking statements. Forward-looking statements are usually identified by or are associated with such words as "will," "intend," "expect," "believe," "anticipate," "optimistic," "forecasted," and similar terminology. To take advantage of the safe harbor provided by the Act, we have identified certain factors in Item 1A. "Risk Factors" of our 2023 Annual Report on Form 10-K which may cause actual results to differ materially from those expressed in any forward-looking statements. These "Risk Factors" may be updated from time to time in our quarterly reports on Form 10-Q or other subsequent filings with the SEC.

Forward-looking statements made by or on behalf of the Company are based on our knowledge of our business and the environments in which we operate and currently available information and are based on our current expectations and projections about future events. We undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by law.

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5401 Virginia Way
Brentwood, TN 37027
(615) 440-4000 | TractorSupply.com

